Exhibit 99.27

Equinox Gold Technical Report
on the Mesquite Gold Mine
Imperial County, California U.S.A.
Effective Date:	December 31, 2018
Filing Date:	March 18, 2019

Prepared by:
Gordon Zurowski, P.Eng. - AGP Mining Consultants Inc.
Bruce Davis, FAusIMM - BD Resource Consulting, Inc.
Nathan Robison, PE - Robison Engineering Company, Inc.
Robert Sim, P.Geo. - SIM Geological Inc.
Jeffrey Woods, SME MMAS - Woods Process Services, LLC

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TECHNICAL REPORT ON THE MESQUITE GOLD MINE IMPERIAL COUNTY, CALIFORNIA U.S.A.

IMPORTANT NOTICE

This report was prepared as National Instrument 43-101 Technical Report for Equinox Gold Corp. (Equinox Gold) by AGP Mining Consultants Inc. (AGP). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AGP’s services, based on i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Equinox Gold subject to terms and conditions of their contract with AGP. Their contract permits Equinox Gold to each file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43-101 Standards of Disclosure for Mineral Projects. Except for the purposes legislated under applicable Canadian provincial, territorial, and federal securities law, any other use of this report by any third party is at that party’s sole risk.

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Contents

1	SUMMARY			1-1
	1.1	Location and Access		1-1
	1.2	Mineral Tenure, Surface Rights and Royalties		1-1
		1.2.1	Mineral Tenure	1-1
		1.2.2	Surface Rights	1-2
		1.2.3	Royalties	1-2
	1.3	Environment		1-3
	1.4	Geological Setting and Mineralization		1-3
	1.5	Exploration Status		1-4
	1.6	Drilling		1-4
	1.7	Sample Preparation, Analyses and Security		1-4
		1.7.1	Sample Preparation	1-4
		1.7.2	Analysis	1-4
		1.7.3	Security	1-4
	1.8	Data Verification		1-5
	1.9	Mineral Resource Estimate		1-5
	1.10	Mineral Processing and Metallurgical Testing		1-7
	1.11	Mineral Reserves Estimate		1-8
	1.12	Mine Plan		1-8
	1.13	Processing		1-10
	1.14	Markets		1-10
	1.15	Capital and Operating Costs		1-10
	1.16	Financial Analysis		1-11
	1.17	Conclusions		1-12
	1.18	Recommendations		1-12
2	RELIANCE ON OTHER EXPERTS			2-1
	2.1	Qualified Persons		2-1
	2.2	Site Visits and Scope of Personal Inspection		2-1
	2.3	Effective Dates		2-1
	2.4	Information Sources and References		2-1
	2.5	Previous Technical Reports		2-1
3	PROPERTY DESCRIPTION AND LOCATION			3-1
4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			4-1
	4.1	Location		4-1
	4.2	Land Tenure		4-2

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		4.2.1	Mineral Rights	4-2
	4.3	Agreements and Encumbrances		4-5
	4.4	Surface Rights		4-5
		4.4.1	Mesquite Owned Property	4-5
		4.4.2	State of California Property	4-5
		4.4.3	Unpatented Mining Claims/Public Lands	4-5
		4.4.4	Los Angeles County Sanitation District (LACSD) Landfill	4-6
	4.5	Royalties		4-6
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-1
	5.3	Physiography		5-1
	5.4	Local Resources		5-1
	5.5	Infrastructure		5-2
		5.5.1	Electrical Power	5-2
		5.5.2	Water	5-2
		5.5.3	Heap Leach Pad	5-2
6	HISTORY			6-1
7	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	Regional Geology		7-1
	7.2	Property Geology		7-5
	7.3	Stratigraphy		7-5
	7.4	Structure		7-6
	7.5	Alteration		7-6
	7.6	Mineralization		7-9
8	DEPOSIT TYPES			8-1
9	EXPLORATION			9-1
10	DRILLING			10-1
	10.1	Drilling by Previous Operators		10-1
	10.2	Reverse Circulation Drilling and Logging		10-3
	10.3	Core Drilling and Logging		10-3
	10.4	Twin Hole Comparison		10-3
	10.5	Reverse Circulation Sampling		10-6
	10.6	Diamond Drill Core Sampling		10-6
	10.7	Blasthole Drilling		10-6
	10.8	Comments Regarding Sampling Method and Approach		10-6
	10.9	Drilling by WMMI		10-7

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	10.10	Reverse Circulation Sampling		10-7
	10.11	Diamond Drill Logging and Sampling		10-7
11	SAMPLE PREPARATION, ANALYSES, AND SECURITY			11-1
	11.1	Pre-WMMI		11-1
	11.2	Sample Security		11-1
	11.3	Drill Sample Preparation and Analysis		11-1
	11.4	Quality Assurance/Quality Control, Check Samples, Check Assays		11-2
	11.5	WMMI		11-4
		11.5.1	Sample Security	11-4
	11.6	Sample Preparation and Analysis		11-4
	11.7	Quality Assurance/Quality Control		11-6
		11.7.1	Certified Reference Material	11-6
		11.7.2	Blank Samples	11-9
		11.7.3	Field Duplicates	11-10
		11.7.4	Pulp Duplicates	11-11
12	DATA VERIFICATION			12-1
	12.1	Bulk Samples by Gold Fields		12-1
	12.2	Other Early Gold Fields data Checks		12-1
	12.3	MC Data Comparison and Comments		12-2
	12.4	Checks		12-2
	12.5	Conclusion		12-2
13	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1
	13.1	Metallurgical Testing		13-1
		13.1.1	Historical Testing	13-1
		13.1.2	Recent Column Testing: Site Run Column Tests- Heap Leach Feed	13-1
	13.2	Production Data 2007 to 2018		13-3
	13.3	Recommendations		13-6
14	MINERAL RESOURCE ESTIMATES			14-8
	14.1	Introduction		14-8
	14.2	Available Data		14-9
	14.3	Geologic Model, Domains and Coding		14-11
	14.4	Compositing		14-13
	14.5	Exploratory Data Analysis		14-13
		14.5.1	Basic Statistics by Domain	14-14
		14.5.2	Contact Profiles	14-16
	14.6	Conclusions and Modeling Implications		14-18
	14.7	Probability Shell		14-19
	14.8	Bulk Density Data		14-20

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	14.9	Evaluation of Outlier Grades		14-20
	14.10	Variography		14-1
	14.11	Model Setup and Limits		14-2
	14.12	Interpolation Parameters		14-3
	14.13	Validation		14-3
	14.14	Visual Inspection		14-3
	14.15	Model Checks for Change of Support		14-4
	14.16	Comparison of Interpolation Methods		14-5
	14.17	Swath Plots (Drift Analysis)		14-6
	14.18	Resource Classification		14-7
		14.18.1	Measured Mineral Resources:	14-8
		14.18.2	Indicated Mineral Resources:	14-8
		14.18.3	Inferred Mineral Resources:	14-8
	14.19	Mineral Resources		14-8
	14.20	Comparison with Previous Resource Estimates		14-11
15	MINERAL RESERVE ESTIMATES			15-1
	15.1	Summary		15-1
	15.2	Mining Method and Mining Costs		15-3
		15.2.1	Geotechnical Considerations	15-3
		15.2.2	Economic Pit Shell Development	15-3
		15.2.3	Cut-off Grade	15-5
		15.2.4	Dilution	15-5
		15.2.5	Pit Design	15-6
		15.2.6	Mine Reserves Statement	15-6
16	MINING METHODS			16-1
	16.1	Introduction		16-1
	16.2	Geologic Model		16-1
	16.3	Geotechnical Information		16-2
	16.4	Economic Pit Shell Development		16-5
	16.5	Dilution Calculation		16-6
	16.6	Pit Design		16-6
	16.7	Mine Schedule		16-10
	16.8	Mine Plan Sequence		16-11
17	RECOVERY METHODS			17-1
	17.1	Process Plant		17-1
		17.1.1	Summary	17-1
	17.2	Water Services		17-4
18	PROJECT INFRASTRUCTURE			18-1
	18.1	Electrical Power		18-1

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	18.2	Water		18-1
	18.3	Heap Leach Pad		18-1
	18.4	Site Layout		18-1
19	MARKET STUDIES AND CONTRACTS			19-1
	19.1	Markets		19-1
	19.2	Gold Price		19-1
	19.3	Contracts		19-1
20	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	Environmental Issues		20-1
	20.2	Project Permitting		20-1
	20.3	SOCIAL AND COMMUNITY REQUIREMENTS		20-2
21	CAPITAL COST ESTIMATES			21-1
	21.1	Capital Cost Estimates		21-1
		21.1.1	Sustaining Capital	21-1
		21.1.2	Capital Cost Summary	21-1
	21.2	Operating Cost Estimates		21-1
		21.2.1	Mine Operating Costs	21-1
		21.2.2	Process Operating Costs	21-1
		21.2.3	General and Administrative Operating Costs	21-1
		21.2.4	Refining Costs	21-1
22	ECONOMIC ANALYSIS			22-1
	22.1	Methodology Used		22-1
	22.2	Financial Model Parameters		22-1
		22.2.1	Mineral Resource, Mineral Reserve, and Mine Life	22-1
		22.2.2	Metallurgical Recoveries	22-1
		22.2.3	Material in Process	22-2
		22.2.4	Refining Terms	22-2
		22.2.5	Metal Prices	22-2
		22.2.6	Operating Costs	22-2
		22.2.7	Capital Costs	22-2
		22.2.8	Royalties	22-2
		22.2.9	Working Capital	22-2
		22.2.10	Taxes	22-2
		22.2.11	Closure Costs and Salvage Value	22-3
		22.2.12	Financing	22-3
		22.2.13	Inflation	22-3
	22.3	Financial Results		22-3
	22.4	Sensitivity Analysis		22-5

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23	ADJACENT PROPERTIES			23-1
24	OTHER RELEVANT DATA AND INFORMATION			24-1
	24.1	Waste Dumps		24-1
	24.2	Rainbow Pit		24-2
	24.3	Reworking of Leach Pads		24-2
	24.4	Vista Pit Expansion		24-3
	24.5	Leach Pad Expansion		24-3
25	INTERPRETATIONS AND CONCLUSIONS			25-1
26	RECOMMENDATIONS			26-1
	26.1	Geotechnical		26-1
	26.2	Process and Metallurgy		26-1
		26.2.1	Laboratory	26-1
		26.2.2	Metallurgy	26-1
		26.2.3	Heap Leaching	26-1
	26.3	Mineral Resources		26-2
	26.4	Mine Planning		26-2
27	REFERENCES			27-1
28	CERTIFICATE OF AUTHORS			28-1
	28.1	Bruce M. Davis, FAusIMM		28-1
	28.2	Nathan Earl Robison, PE		28-2
	28.3	Robert Sim, P.Geo.		28-3
	28.4	Jefferey L. Woods, SME MMAS		28-4
	28.5	Gordon Zurowski, P.Eng		28-5

Tables

Table 1-1:	Mesquite Mine Mineral Resources Inclusive of Mineral Reserves - December 31,2018	1-6
Table 1-2:	Mineral Reserves Mesquite Mine - December 31, 2018	1-8
Table 2-1:	Dates of Site Visits and Areas of Responsibility	2-1
Table 6-1:	Historic Production	6-3
Table 6-2:	Production 2007-2013m Equinox Gold - Mesquite Mine, U.S.A.	6-4
Table 9-1:	Examples of Initial Samples Collected from Waste Dumps in 2018	9-1
Table 10-1:	Twin Hole Comparison	10-5
Table 11-1:	Certified Reference Material	11-6
Table 12-1:	Comparison of Block Estimates from Decline vs. Drill Holes	12-1
Table 13-1	Mesquite Mine Production 2007 - 2018	13-4
Table 13-2:	Mesquite Mine 2018 Year End Data	13-6
Table 14-1:	Summary of Sample Assay Data	14-10
Table 14-2:	Summary of Outlier Grade Controls	14-1
Table 14-3:	Variogram Parameters for Gold	14-2

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Table 14-4:	Block Model Limits	14-2
Table 14-5:	Interpolation Parameters	14-3
Table 14-6:	Estimate of Mineral Resources Inclusive of Mineral Reserves as at Dec 31, 2018	14-9
Table 14-7:	Estimate of Mineral Resources Inclusive of Mineral Reserves as at Dec 31, 2018 (metric)	14-9
Table 14-8:	Sensitivity of Mineral Resources Inclusive of Mineral Reserves as at December 31, 2018	14-10
Table 14-9:	Estimate of Mineral Resources Exclusive of Mineral Reserves as at Dec 31, 2018	14-11
Table 14-10:	Estimate of Mineral Resources Exclusive of Mineral Reserves as at Dec 31, 2018 (metric)	14-11
Table 14-11:	Comparison of Resources Inclusive of Reserves Dec. 31, 2018 vs. Dec. 31, 2017	14-12
Table 14-12:	Comparison of Resources Inclusive of Reserves Dec. 31, 2018 vs. Dec. 31, 2017 (metric)	14-13
Table 14-13:	Comparison of Resources Exclusive of Reserves Dec. 31, 2018 vs. Dec. 31, 2017	14-14
Table 14-14:	Comparison of Resources Exclusive of Reserves Dec. 31, 2018 vs. Dec. 31, 2017 (metric)	14-15
Table 15-1:	Proven and Probable Reserves (Imperial Units)	15-2
Table 15-2:	Proven and Probable Reserves (Metric Units)	15-2
Table 15-3:	Pit Optimization Parameters	15-5
Table 15-4:	Mesquite Mine Reserve Cut-off Grades	15-5
Table 15-5:	Proven and Probable Reserves - Summary for Mesquite Mine	15-7
Table 15-6:	Proven and Probable Reserves - by Pit Area	15-8
Table 16-1:	Geologic Model Details	16-1
Table 16-2:	Mesquite Mine Resources - December 31, 2018	16-2
Table 16-3:	VW2 Slope Criteria	16-4
Table 16-4:	Pit Optimization Parameters	16-5
Table 16-5:	Final Design - Phase Tons and Grade	16-7
Table 16-6:	Mesquite Mine Reserve Cut-off Grades	16-7
Table 16-7:	Mine Production 2007 - 2022 (Actual and Mine Plan(Highlighted))	16-11
Table 20-1:	Environmental Permits Matrix	20-3
Table 21-1:	LOM Capital Costs	21-1
Table 21-2:	Mine Operating Costs - $/ton Moved	21-1
Table 21-3:	Process Operating Costs - $/t Ore Processed	21-1
Table 21-4:	G&A Costs - $/t Ore Processed	21-1
Table 22-1:	Pre-Tax and Post-Tax Financial Results	22-3
Table 22-2:	Cashflow Summary	22-4
Table 22-3:	Sensitivity Analysis - NPV(5%)	22-5

Figures

Figure 4-1:	Location Map	4-1
Figure 4-2:	Plan of Operations	4-3
Figure 4-3:	Claim Map	4-4
Figure 7-1:	Regional Geology Map	7-3
Figure 7-2:	Stratigraphic Section	7-4
Figure 7-3:	Property Geology	7-7
Figure 7-4:	Typical Cross Section	7-8
Figure 10-1:	Drill Hole Location Plan	10-2
Figure 11-1:	Assay Lab Sample Preparation and Assaying Procedure	11-3
Figure 11-2:	Sample Preparation Flow Chart	11-5
Figure 11-3:	Control Charts - Certified Reference Material	11-7

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Figure 11-4:	Field Duplicates - Split Core	11-10
Figure 11-5:	Field Duplicates - Rotary Splits	11-11
Figure 11-6:	Pulp Duplicates - Split Core	11-12
Figure 11-7:	Pulp Duplicates - Rotary Splits	11-12
Figure 13-1:	Column Test Fire Assay Head Grade Distribution	13-2
Figure 13-2:	Column Test Calculated Head Grades - (Extracted + Tail Sieve Assay)	13-2
Figure 13-3:	Column Test Calculated Au Recovery Based on Calculated Head Grades	13-3
Figure 13-4:	Annual Apparent Au Recovery: Annual Ounces Recovered/ Annual Ounces stacked.	13-5
Figure 13-5:	Restart to Date Cumulative Au Recovery.	13-6
Figure 14-1:	Drill Hole Plan	14-9
Figure 14-2:	Drill Hole Plan Showing the Distribution of Drill Holes with Cyanide Soluble Gold Data	14-11
Figure 14-3:	Isometric View of Lithology Domains	14-12
Figure 14-4:	Isometric View of Structural Domains	14-12
Figure 14-5:	Boxplot of Gold by Lithology Type	14-14
Figure 14-6:	Boxplot of Gold by Structural Fault Block	14-15
Figure 14-7:	Boxplot of Gold Above and Below the Water Table	14-15
Figure 14-8:	Contact Profiles of Gold between Lithology Domains BG, HBG and MG	14-16
Figure 14-9:	Contact Profile of Gold between Structural Blocks 3, 4, and 5	14-17
Figure 14-10:	Contact Profile of Gold Above and Below the Water Table	14-18
Figure 14-11:	Plan View Showing Extent of Area Domains	14-19
Figure 14-12:	Isometric View of the Probability Shell	14-20
Figure 14-13:	Isometric View of Volume Enveloping Remaining Areas of Economic Viability	14-21
Figure 14-14:	Change of Support Curves	14-5
Figure 14-15:	Grade-Tonnage Comparison of OK, ID, and NN Models	14-6
Figure 14-16:	North-South Swath Plots Comparing OK and NN Models	14-7
Figure 16-1:	Mesquite Mine Pit Areas	16-8
Figure 16-2:	Ultimate Pit Configuration	16-9
Figure 16-3:	End of 2019	16-12
Figure 16-4:	End of 2020	16-13
Figure 16-5:	End of 2021	16-14
Figure 16-6:	End of 2022 (Ultimate Limits)	16-15
Figure 17-1:	Heap Leach Carbon Circuit Process Flowsheet	17-2
Figure 17-2:	Adsorption Plant Process Flowsheet	17-3
Figure 18-1:	Overall Site Layout - December 31, 2018	18-3
Figure 22-1:	Spider Graph of Sensitivity Post Tax NPV(5%)	22-5
Figure 24-1:	Mine Expansion Potential Targets	24-1

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Glossary

Units of Measure

Above mean sea level	amsl
Acre	ac
Ampere	A
Annum (year)	a
Billion	B
Billion tonnes	Bt
Billion years ago	Ga
British thermal unit	BTU
Centimetre	cm
Cubic centimetre	cm3
Cubic feet per minute	cfm
Cubic feet per second	ft3/s
Cubic foot	ft3
Cubic inch	in3
Cubic metre	m3
Cubic yard	yd3
Coefficients of Variation	CVs
Day	d
Days per week	d/wk
Days per year (annum)	d/a
Dead weight tonnes	DWT
Decibel adjusted	dBa
Decibel	dB
Degree	°
Degrees Celsius	°C
Diameter	ø
Dollar (American	US$
Dollar (Canadian)	C$
Dry metric ton	dmt
Foot	ft
Gallon	gal
Gallons per minute (US)	gpm
Gigajoule	GJ
Gigapascal	GPa
Gigawatt	GW
Gram	g
Grams per litre	g/L
Grams per tonne	g/t

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Greater than	>
Hectare (10,000 m2)	ha
Hertz	Hz
Horsepower	hp
Hour	h
Hours per day	h/d
Hours per week	h/wk
Hours per year	h/a
Inch	"
Kilo (thousand)	k
Kilogram	kg
Kilograms per cubic metre	kg/m3
Kilograms per hour	kg/h
Kilograms per square metre	kg/m2
Kilometre	km
Kilometres per hour	km/h
Kilopascal	kPa
Kilotonne	kt
Kilovolt	kV
Kilovolt-ampere	kVA
Kilovolts	kV
Kilowatt	kW
Kilowatt hour	kWh
Kilowatt hours per tonne (metric ton)	kWh/t
Kilowatt hours per year	kWh/a
Less than	<
Litre	L
Litres per minute	L/min
Megabytes per second	Mb/sec
Megapascal	MPa
Megavolt-ampere	MVA
Megawatt	MW
Metre	m
Metres above sea level	masl
Metres Baltic sea level	mbsl
Metres per minute	m/min
Metres per second	m/s
Metric ton (tonne)	t
Microns	µm
Milligram	mg
Milligrams per litre	mg/L
Millilitre	mL
Millimetre	mm

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Million	M
Million bank cubic metres	Mbm3
Million tonnes	Mt
Minute (plane angle)	'
Minute (time)	min
Month	mo
Ounce	oz
Pascal	Pa
Centipoise	mPa∙s
Parts per million	ppm
Parts per billion	ppb
Percent	%
Pound(s	lb
Pounds per square inch	psi
Revolutions per minute	rpm
Second (plane angle)	"
Second (time)	sec
Specific gravity	SG
Square centimetre	cm2
Square foot	ft2
Square inch	in2
Square kilometre	km2
Square metre	m2
Thousand tonnes	kt
Three-Dimensional	3D
Tonne (1,000 kg)	t
Tonnes per day	t/d
Tonnes per hour	t/h
Tonnes per year	t/a
Tonnes seconds per hour metre cubed	ts/hm3
Total	T
Volt	V
Week	wk
Weight/weight	w/w
Wet metric ton	wmt

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Abbreviations and Acronyms

Absolute Relative Difference	ABRD
Acid Base Accounting	ABA
Acid Rock Drainage	ARD
Alpine Tundra	AT
American Assay Labs	AAL
Atomic Absorption Spectrophotometer	AAS
Atomic Absorption	AA
Biotite Gneiss	BG
British Columbia Environmental Assessment Act	BCEAA
British Columbia Environmental Assessment Office	BCEAO
British Columbia Environmental Assessment	BCEA
British Columbia	BC
Canadian Dam Association	CDA
Canadian Environmental Assessment Act	CEA Act
Canadian Environmental Assessment Agency	CEA Agency
Canadian Institute of Mining, Metallurgy, and Petroleum	CIM
Canadian National Railway	CNR
Carbon-in-columns	CIC
Carbon-in-leach	CIL
Caterpillar’s® Fleet Production and Cost Analysis software	FPC
Certified Reference Materials CRM Closed-circuit Television	CCTV
Coefficient of Variation	CV
Copper equivalent	CuEq
Counter-current decantation	CCD
Cyanide Soluble	CN
Digital Elevation Model	DEM
Direct leach	DL
Distributed Control System	DCS
Drilling and Blasting	D&B
Environmental Management System	EMS
Felsic-doninest Pegmotoid	PG
Flocculant	floc
Free Carrier	FCA
Gemcom International Inc.	Gemcom
General and administration	G&A
Gold equivalent	AuEq
Heating, Ventilating, and Air Conditioning	HVAC
High Pressure Grinding Rolls	HPGR
Hornblende-Biotite Gneiss	HBG
Indicator Kriging	IK

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Inductively Coupled Plasma Atomic Emission Spectroscopy	ICP-AES
Inductively Coupled Plasma	ICP
Inspectorate America Corp	Inspectorate
Interior Cedar - Hemlock	ICH
Internal rate of return	IRR
International Congress on Large Dams	ICOLD
Inverse Distance Cubed	ID3
Land and Resource Management Plan	LRMP
Lerchs-Grossman	LG
Life-of-mine	LOM
Load-haul-dump	LHD
Locked cycle tests	LCTs
Loss on Ignition	LOI
Masic Gnesis	MG
Metal Mining Effluent Regulations	MMER
Methyl Isobutyl Carbinol	MIBC
Metres East	mE
Metres North	mN
Mineral Deposits Research Unit	MDRU
Mineral Titles Online	MTO
National Instrument 43-101	NI 43-101
Nearest Neighbour	NN
Net Invoice Value	NIV
Net Present Value	NPV
Net Smelter Prices	NSP
Net Smelter Return	NSR
Neutralization Potential	NP
Northwest Transmission Line	NTL
Official Community Plans	OCPs
Operator Interface Station	OIS
Ordinary Kriging	OK
Organic Carbon	org
Potassium Amyl Xanthate	PAX
Predictive Ecosystem Mapping	PEM
Preliminary Assessment	PA
Preliminary Economic Assessment	PEA
Qualified Person	QP
Quality assurance	QA
Quality control	QC
Reverse Circulation RC Rhenium	Re
Rock Mass Rating	RMR ‘76
Rock Quality Designation	RQD

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Run-of-Mine ROM SAG Mill/Ball Mill/Pebble Crushing	SABC
Semi-autogenous Grinding	SAG
Standards Council of Canada	SCC
Stanford University Geostatistical Software Library	GSLIB
Tailings storage facility	TSF
Terrestrial Ecosystem Mapping	TEM
Three-Dimensional	3D
Total dissolved solids	TDS
Total Suspended Solids	TSS
Tunnel boring machine	TBM
Underflow	U/F
Valued Ecosystem Components	VECs
Waste rock facility	WRF
Water balance model	WBM
Work Breakdown Structure	WBS
Workplace Hazardous Materials Information System	WHMIS
X-Ray Fluorescence Spectrometer	XRF

FORWARD LOOKING STATEMENTS

This Technical Report, including the economics analysis, contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. While these forward-looking statements are based on expectations about future events as at the effective date of this Report, the statements are not a guarantee of Equinox Gold ’s future performance and are subject to risks, uncertainties, assumptions, and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks, uncertainties, factors, and assumptions include, amongst others but not limited to metal prices, mineral resources, smelter terms, labour rates, consumable costs and equipment pricing. There can be no assurance that forward- looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

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1	SUMMARY

Equinox Gold Corp. (Equinox Gold) retained a group of industry consultants to prepare an independent Technical Report to update the Mineral Resources and Mineral Reserves on the Mesquite Mine near Brawley, Imperial, California, U.S.A. Equinox Gold holds a 100% interest in the property.

Equinox Gold is an intermediate gold mining company with an operating asset in the Mesquite Mine in the United States and development projects in the United States and Brazil. In addition, Equinox Gold has exploration interests in Canada and South America. Equinox Gold completed the acquisition of Western Mesquite Mines, Inc. (WMMI), from New Gold Inc (New Gold), on October 30, 2018. The major assets and facilities of WMMI are an open pit gold heap leach mining operation with a carbon-in-column (CIC) processing circuit. A smelting furnace, assay and metallurgical laboratories, administration building, truck shop facility, and other required infrastructure are also located on the mine site.

The Mesquite Mine received regulatory approval to begin mining operations on July 2, 2007, after the issuance of the air quality permit from the Imperial County Air Pollution Control District. Commercial production at the Mesquite Mine recommenced in January 2008 and has been operating continuously since. In 2018, the mine produced 140,135 ounces of gold.

The preparation of the report is led by AGP Mining Consultants Inc. (AGP) but includes contributions by Woods Process Services, LLC (Woods), SIM Geological Inc. (SGI), BD Resource Consulting Inc. (BDRC) and Robison Engineering Company Inc. (Robison).

1.1	Location and Access

The Mesquite Mine is located approximately 35 miles to the east of the town of Brawley, California, and about 52 miles northwest of the city of Yuma, Arizona. It is located at Latitude 33° 03’ North and Longitude 114° 59’ West. Access to the property is from California State Highway 78 and then north along a paved private road into the Mesquite Mine. The property is approximately 24 miles north of the border with Mexico and 16 miles west of the border with the State of Arizona.

The Mesquite Mine is operated by Equinox Gold’s wholly owned subsidiary WMMI.

1.2	Mineral Tenure, Surface Rights and Royalties

1.2.1	Mineral Tenure

The mineral rights at the Mesquite Mine consist of 265 unpatented and 53 patented mining lode claims, 97 unpatented and 122 patented mill site claims, 658 acres of California State leased land, and a lease of a portion of the 4,275 acres of adjacent private land owned by the Los Angeles County Sanitation District (LACSD).

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All the aforementioned properties are controlled by WMMI and are collectively identified as the Mesquite Plan of Operations Area. The claims located on federally owned lands are administered by the Bureau of Land Management (BLM).

Patented mining lode claims and patented mill site claims on U.S. Federal Land represent a secure title to the land. Unpatented mining and mill site claims do not have a termination date as long as annual assessment work is maintained and the land is held for mining purposes. The Federal fee land is leased by WMMI and can also be maintained indefinitely as long as the annual maintenance fees are paid.

1.2.2	Surface Rights

The surface ownership of patented mining claims, which are identified as Imperial County Assessor’s parcels, have all the general rights of surface ownership as fee land. WMMI also owns patented claims and mill sites south of the mine property for water supply wells.

WMMI has surface operation rights within the leased parcel of the State of California Property.

The lode claim and mill site maintained by WMMI provide the general right for surfacemanagement and operations, subject to environmental permitting and other compliance activities unique to public lands. However, under California’s CEQA authority, which generally mirrors the NEPA requirements the BLM is tasked to administer, there is little practical difference in operations and reclamation requirements regardless of whether the land is public or private.

The Los Angeles County Sanitation District (LACSD) is constructing a landfill facility adjacent to, and overlying portions of, the existing Mesquite Mine operations. The landfill project will be located on private land owned by LACSD. Under the agreement, WMMI has retained the right to explore, mine, extract, process, market and sell ore, and otherwise conduct mining and processing activities, anywhere within the Mesquite Mine property for an initial period through 2024 with automatic extensions until 2078. LACSD has the right to utilize portions of the overburden stockpiles and spent ore from the leach pads for use as daily cover for the landfill, as well as for construction materials for general purposes as well as liner design. This resource will be jointly used by both LACSD and WMMI, but WMMI will have priority.

1.2.3	Royalties

Most of the mineral reserves planned for future mining at Mesquite Mine will be subject to a 0.5% to 2% production royalty due Franco-Nevada Corporation and a 2% production royalty due Glamis Associates depending on the claim group. Claims jointly owned by Franco-Nevada Corp. and Glamas will pay a 1% royalty to Franco-Nevada and a 2% to Glamis Associates. The average royalty per year is 2.6 % between Franco-Nevada Corp. and Glamis Associates.

WMMI also pays a 6% to 9% net smelter royalty (depending on the relevant gold price) to the California State Lands Commission (CSLC) on production from certain California state leased lands under a Mineral Extraction Lease between WMMI and the CSLC. The royalty percentages are calculated as follows:

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•	below $1,300 per troy ounce of gold, the royalty is 6%
•	from $1,300 to $1,800 per troy ounce of gold, the royalty is 7%
•	from $1,800 to $3,600 per troy ounce of gold, the royalty is 8%
•	above $3,600 per troy ounce of gold, the royalty increases to a maximum of 9%

AGP is not aware of any environmental liabilities on the property. Equinox Gold has all required permits to conduct the proposed work on the property. AGP is not aware of any other significant factors and risks that may affect access, title, or the right or ability to operate on the property.

1.3	Environment

WMMI received regulatory approval to resume mining operations on July 2, 2007, after the issuance of the Air Quality permit from the Imperial County Air Pollution Control District. WMMI is in compliance with all permits.

Equinox Gold is in possession of all required permits and authorizations from federal, state, and local agencies to operate current facilities and activities. They report that they are in compliance with issued permits and that there have been no notices of violations issued by agencies in the past year.

Reclamation plans have been developed by Equinox Gold and approved by the applicable regulatory agencies. The plan has the specific objective of leaving the land in a useful, safe, and stable configuration capable of supporting native plant life, providing wildlife habitat, maintaining watershed functions and supporting limited livestock grazing.

The current estimate for reclamation of all currently developed and foreseeable through 2022 mining activities is $23.5 million, as reported in the Asset Retirement Obligation (ARO) financial accounting. At the same time, Equinox Gold currently maintains seven separate Bonds totaling

$26.3 million to guarantee that proposed and approved reclamation activities will be performed.

1.4	Geological Setting and Mineralization

The Mesquite Mine district lies on the southwest flank of the Chocolate Mountains, in amphibolite grade metamorphic rocks of the upper plate of the Vincent-Chocolate Mountain Thrust. These upper plate rocks represent a fragment of Precambrian and Mesozoic continental crust that has an extremely complex history. The Mesquite Mine comprises two subparallel, Oligocene-age deposits: Big Chief - Vista (Big Chief, Cholla, Lena, Rubble Ridge, Panhandle, and Vista) and Rainbow (Cherokee, Rainbow, and East Rainbow). Gold mineralization is hosted in Mesozoic gneisses that are intruded by biotite/muscovite rich granites. The district is covered by a thin veneer (0-300 ft.) of Tertiary and Quaternary sediments, shed from the south slope of the Chocolate Mountains. Gold mineralization is bound by post-mineral faulting related to the Neogene San Andreas fault system.

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1.5	Exploration Status

There are a number of exploration targets within the footprint of disturbance inside the Mesquite Mine operation boundaries. Equinox Gold has plans to test a number of targets in 2019.

Historic waste dump material, placed during periods of lower gold price, will be drilled to assess gold grade and economic potential. Reverse circulation (RC) drilling will be conducted in 2019 to the standard required to convert any delineated ore into resource.

RC in-fill drilling will also be conducted in select in-pit targets to increase resource confidence.

1.6	Drilling

Drilling on the Project has totalled approximately 3.1 million ft. in 6,955 holes of which WMMI drilled approximately 322,525 ft. in 727 holes. Of the total holes drilled to date, 118 holes in the database were exploratory in nature, and tested for satellite deposits.

The holes were mostly drilled vertically. In general, the disseminated mineralization is flat-lying or with a moderate 16° southwest dip and therefore the vertical drilling provides an appropriate measure of the true mineralization thickness.

1.7	Sample Preparation, Analyses and Security

1.7.1	Sample Preparation

Preparation protocols applied to the drill samples have produced sub-samples of decent quality and appropriate for assay analysis.

1.7.2	Analysis

The assay process has been monitored by quality assurance and control programs during all drilling and sampling campaigns. The assay results produced have been shown to be of decent quality and appropriate for use in resource estimation.

1.7.3	Security

Sample security protocols have been applied to all drilling and sampling by the various exploration and operating entities from the beginning of the operation. During that time there have been no security breaches or security incidents. All samples have been securely handled, transported, and processed.

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1.8	Data Verification

Bechtel (1984) reported that Gold Fields compared the results of RC and core drilling and concluded there was no bias in either type of drilling. During the initial reserve estimation, Gold Fields also made a comparison of block estimates based on drill holes with block estimates based on four or more bulk samples within each block. The mean grades of 50 blocks were within 2%. In addition, Gold Fields made a comparison of the grade estimates for 1,122 blocks based on 141 ft. spaced drilling with grade estimates of the same blocks based on drill spacing averaging less than 100 ft. The difference in the means of the block estimates was less than 1%, although individual blocks did not compare well.

IMC (2006) did a comparison of the drilling data with the blasthole data by pairing drill hole composites with the closest blasthole within 10 ft. The summary statistics compared well, indicating good agreement between these two key data sets.

IMC (2006) believed the sampling database at Mesquite Mine was adequate to develop the resource model, mineral resource estimate, and ultimately the mineral reserve estimate to the level of accuracy required for the feasibility study at that time.

An MDA analysis indicated the possibility that the RC data are slightly high biased compared to core. IMC proposed that, if this was true, it had been accounted for in the resource modelling, mostly due to, in the opinion of IMC, fairly aggressive grade capping. The comparison of blasthole data to RC data does not show this bias.

Original assay results from the individual drill programs are located in the hard copy files containing drill hole logs and assay sheets. In 2014 RPA compared the assays from the original assay certificates with the entries in two diamond drill logs and found no errors.

The data is adequate to use as the basis for resource estimation and reserve definition.

1.9	Mineral Resource Estimate

The Mesquite Mineral Resource estimate was prepared by Robert Sim, P.Geo. of SGI and Bruce Davis, FAusIMM, of BDRC. The resource estimate presented in this report is based on a database provided by Equinox Gold on January 5, 2017 and the resource block model developed during March of 2017. There has been no new delineation drilling at Mesquite Mine since that time, therefore the March 2017 resource block model is still considered “current”.

The estimated mineral resources have been generated for year-end 2018 and represent the material located between the surveyed topographic surface as at December 31, 2018, excluding any surface stockpiles and the ultimate resource limiting pit shell generated at the end of 2018.

The resource limiting ultimate pit shell is derived using an assumed gold price of $1,400 per ounce, 2019 budget operating costs and metallurgical recoveries of 75% for oxide and 35% for transition and non-oxide rocks. The mineral resources contained within the resource limiting ultimate pit shell exhibit reasonable prospects for eventual economic extraction as required under NI 43-101.

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The mineral resources at the Mesquite Mine deposit have been classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014). The classification criteria are based on the distance-to-sample data and are based on the relative degree of confidence in the block grade estimate. These parameters are, in part, based on the years of production history at this operation.

Measured mineral resources are blocks in the model that have gold grades estimated from two or more drill holes within an average distance of 50 ft. and exhibiting a high degree of consistency. This is equivalent to drilling on a 75 x 75 ft. pattern.

Indicated mineral resources have blocks in the model that have gold grades estimated from two or more drill holes within an average distance of 140 ft. and exhibiting a relatively high degree of consistency and continuity in the nature of the mineralization. This is equivalent to drilling on a

200 x 200 ft. pattern.

Inferred mineral resources have blocks in the model located within a maximum distance of 300 ft. from a drill hole.

The mineral resources are listed in Table 1-1. Resources have been segregated based on oxide type. The base case cut-off grade for oxide material is 0.0039 opt Au and 0.0084 opt Au for transition and sulphide resources. It should be noted that the previous cut-off grades were

0.0035optAu for oxide and 0.007optAu for transition and non-oxide resources.

There are no known factors related to mining, metallurgical, infrastructure, environmental, permitting, legal, title, taxation, socio-economic, marketing, or political issues which could materially affect the mineral resource. The eastern extent of the mineral resource, referred to as the Rainbow area, encroaches on an existing public roadway and full extraction of the full resource in the area would require moving the existing road. There are no known reasons that full access to the resource in this area could be achieved in the future.

Table 1-1: Mesquite Mine Mineral Resources Inclusive of Mineral Reserves - December 31,2018

	Measured		Indicated		Measured and Indicated			Inferred
Type	Tons (M)	Au (opt)	Tons (M)	Au (opt)	Tons (M)	Au (opt)	Cont. kozAu	Tons (M)	Au (opt)	Cont. kozAu
Oxide	4.8	0.011	93.9	0.011	98.7	0.011	1,106	10.6	0.009	92
Transition	0.1	0.016	0.4	0.014	0.6	0.014	8	0	0	0
Sulphide	2.4	0.018	103.8	0.017	106.2	0.017	1,817	7.5	0.014	104
Combined	7.4	0.013	198.1	0.014	205.5	0.014	2,930	18.1	0.011	196

Notes: Mineral resources restricted between December 31, 2018 topographic surface and ultimate resource limiting pit shell. Cut-off grade for Oxide is 0.0039 opt Au and 0.0084 opt Au for Transition and Non-Oxide.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It is assumed a majority of resources in the Inferred category could be upgraded to Indicated (or Measured) mineral resource with continued exploration.

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1.10	Mineral Processing and Metallurgical Testing

Previous operators of the Mesquite Mine have completed several metallurgical test work programs focused on heap leaching. These programs have been completed on-site and by industry recognized commercial laboratories.

As part of the heap leach control, and operating philosophy at the Mesquite Mine, column tests are conducted on material corresponding to different production periods. Recently these have been based on mined ore blocks. These column tests are conducted on composite samples of the heap leach feed and run on an as-received basis with no size reduction or additional lime added.

These testing programs include at a minimum the following:

•	Direct Head Analyses, including:
o	Column Test Fire Assay Head Assays
o	Column Test Cyanide Soluble Head Assays
o	Column Test Feed Sieve Analysis with Assays
•	Column Test Analyses, including:
o	Daily solution analyses: effluent volume pH, free cyanide, and gold
o	Column Test Fire Assay Tail Assays
o	Column Test Cyanide Soluble Tail Assays
o	Column Test Tailing Sieve Analysis with Assays

At the completion of the column test leach cycle, the column charges are emptied, air dried and sampled for tail screen assays. The tail screen assay results are used to calculate the head grade which is the basis for the recovery calculation.

Mean gold recoveries for the Heap Leach Feed column tests was 68.7% gold with a median gold recovery of 72.1%. The gold recovery ranged between 40.2% and 90.4%, with an upper quartile of 80.75%. It should be noted that poor metallurgical response observed in the low recovery column tests appear to be a function of short leach cycles, i.e. 40 to 50 days and issues with leach solution chemistry, primarily pH.

The relevant production data to be considered is from July 2007, when the mine reopened, and year-end 2018. During this period approximately 187 million tons of ore containing 2,338,000 oz of gold have been placed on the heap leach pads with an average grade of 0.0125 opt Au. By December 2018, a total of 1,502,550 oz of gold had been produced, having an overall average recovery of 64.3%.

Annual apparent recoveries (annual ounce recovered / annual ounces stacked), for the period 2007 through 2018 indicate that the apparent recovery required roughly five years to reach steady state at c. 61% recovery. This is a function of the initial lag phase in leaching fresh ore in 2007 and 2008, as well as increases in tonnage and declining grades. Also, during 2016 there was an upset condition owing to issues with solution chemistry, namely pH and cyanide concentration, resulting in deferred production. This is seen in the increase in apparent recovery in 2017.

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The gold recovery curve peaked in 2011 at 67.4% and has declined to the 64% range since owing to increased tonnage to the heap, lower head grades, and higher mass fraction of the non-ox material being placed on the heap. It is reasonable that the previously reported gold recovery projections of 75% for oxide and 35% for non-ox, are correct.

1.11	Mineral Reserves Estimate

The Proven and Probable Mineral Reserves at the Mesquite Mine have been classified in accordance with the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. Mineral Reserves are defined within a mine plan, with open pit phase designs guided by Lerchs- Grossmann optimized pit shells.

The Mineral Reserve estimate for the Mesquite Mine, effective December 31, 2018 is summarized in Table 1-2.

Table 1-2: Mineral Reserves Mesquite Mine - December 31, 2018

	Proven			Probable			Total
Ore Type	Tonnes (kt)	Grade (oz/t)	Gold (oz)	Tonnes (kt)	Grade (oz/t)	Gold (oz)	Tonnes (kt)	Grade (oz/t)	Gold (oz)
Oxide	405	0.0134	5,000	29,261	0.0129	378,000	29,666	0.0129	383,000
Transition	-	-	-	287	0.0190	6,000	287	0.0190	6,000
Non-Oxide	882	0.0200	18,000	29,404	0.0203	597,000	30,286	0.0203	615,000
Total	1,287	0.0180	23,000	58,952	0.0166	981,000	60,239	0.0167	1,004,000

Note: This mineral reserve estimate is as of Dec 31, 2018 and is based on the mineral resource estimate dated Dec 31, 2018 for Mesquite Mine by SGI. The mineral reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP., who is a Qualified Person as defined under NI 43-101. Mineral reserves are stated within the final design pit based on a $1,250/oz gold price. The cut-off grade varied by material type from 0.0045 oz/t for oxide and 0.0096 oz/t for transition and non-oxide materials. The mining cost averaged $1.45/t mined, processing costs are $1.81/t ore and G&A was $0.75/t ore placed. The ore recoveries were 75% for oxide, and 35% for transition and non-oxide material.

1.12	Mine Plan

The Mesquite Mine is an operating open pit mine with ore processing by heap leaching using a CIC circuit to recover gold. Current mine production is a nominal 178,000 tons per day of total material, including a nominal 50,000 to 68,000 tons per day of ore that is hauled to the leach pad. Total mine production is capped at 65 million tons per year based on the air quality permit. For 2018, gold production was 140,100 ounces.

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Highwall slope angle criteria vary by area and pit. In general, the steepest walls are on the south side of the property and the shallowest in the northeast. In general the inter ramp angles vary from 29 to 42 degrees depending on pit area and wall orientation

The final pit designs are based on pit shells using Whittle and verified with the Lerch-Grossman procedure in MineSight. Pits were generated using a revenue factor of 1.0 or metal price of $1,250 per oz. These were used as the basis for the final phase designs in each pit area. The pit optimization utilized metallurgical recoveries of 75% for oxide ores and 35% for non-oxide ores.

The detailed pit phase designs at Mesquite Mine are based on the pit optimization shells generated with the current resource model.

Three pit areas are considered in the reserves statement: Brownie (2-phases), Vista East (2- phases), Vista West (2-phases). Each pit phase has been designed to accommodate the existing mining fleet. Mining occurs on 30 ft. lifts with catch benches spaced every 60 ft. vertically. The haul roads are 100 ft. in width with a road grade of 10%.

Mining cut-offs for the mine plan are 0.0045 oz/t for oxide and 0.0096 oz/t for transition and non- oxide material.

The mine schedule delivers 60.2 million tons of proven and probable ore grading 0.0167 oz/t to the heap leach pad over a current design life of 3.25 years. The ore tonnage is made up of 1.3 million tons of proven reserves and 58.9 million tons of probable reserves.

The waste tonnage totals 151.8 million tons to be placed in various waste rock facilities or backfill in the existing pit workings. The overall strip ratio is 2.52:1.

The mine schedule utilizes the pit and phase designs to send a peak of 23.5 million tons of ore to the pad in 2019 then lesser amounts in the following years. Total mine production is limited to 65 million tons per year under the current mining permit.

The mine equipment fleet is comprised of two Terex RH340 hydraulic shovels (44 yd3) which are the primary loading units. These are supported by two Cat 994H front end loaders (26 yd3) and a backup LeTourneau L1350 (28 yd3) front end loader. The haul truck fleet is comprised of sixteen Terex MT3700 (205 ton) and six Caterpillary 789D (200 ton) trucks. The mining fleet has additional support equipment in the form of track and rubber-tired dozers, and graders. The mine operates on a work schedule of two 12-hour shifts per day, seven days per week.

Drilling is performed with a fleet of rotary down-the-hole hammer drills (8¾ inch diameter) on a nominal 26 x 26 ft. pattern or a 28 x 28 ft. pattern. Blasting is controlled to minimize back break. The overall powder factor is 0.26 to 0.32 lb/ton. Holes are drilled to a 30 ft. bench height with 3 ft. of sub-drilling for a total depth of 33 ft.

The Whittle and MineSight generated pits showed the Rainbow pit area could be included in the future once appropriate approvals were obtained to continue mining, and the highway was relocated. Currently that material remains in the resource category and has not been considered for reserves. This represents a future opportunity.

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1.13	Processing

The Mesquite Mine processing facilities were originally designed to process 8,800 gpm of pregnant gold solution producing up to 140,000 oz of gold annually from a combination of 98 million tons of oxide ore grading 0.016 opt and 30 million tons of non-oxide ore. Owing to the decreasing head grades as the mine developed, ore stacking, and solution processing rates have increased to maintain the nominal 140,000 ounce per annum production rate. Nominal solution flows to and from the heap are c. 13,400 gpm of barren solution to the heap and c. 12,000 of pregnant solution to the ADR circuit. The difference between the two flows accounts for fresh ore wetting and evaporation.

The processing facilities include the following operations:

•	Heap leaching
•	Carbon adsorption using Carbon-in-Column (CIC) processing
•	Desorption and gold recovery
•	Reagents and utilities
•	Water services

During early operations, the ore was crushed to a nominal 2-inch passing size. However, since the operation was re-started in 2007, only Run-of-Mine (ROM) ore has been stacked and leached. ROM ore, with lime added for pH control, is trucked to the heap leach pad. The ore is stacked to a height of 20 ft. The ultimate pad height has been increased from 200 to 300 ft.

The Mesquite Mine became re-certified in accordance with the International Cyanide Management Code in May 2018.

1.14	Markets

The average New York spot gold price for 2018 was $1,268 per troy ounce. The New York price as of December 31, 2018, was $1,278 per troy ounce. The three-year and five-year rolling average prices through the end of December 2018 are $1,258 and $1,240 per troy ounce, respectively. This Technical Report uses $1,250 per troy ounce for the economic analysis, just less than the three-year rolling average.

Dore is shipped from site to major refineries. WMMI has entered into a refining agreement with Asahi Refining. The terms and conditions are consistent with standard industry practices. Refining charges include treatment and transportation.

1.15	Capital and Operating Costs

Capital costs for the Mesquite Mine are minimal expenditures to maintain operations in order to meet current reserves production. Capital costs totaling $5.93 million over the remaining mine life are forecast.

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The total operating cost for the Mesquite Mine is $9.97 per ton processed. Operating costs are broken into three primary areas: mining, processing, and G&A.

The mining cost estimate is based on the reserves pit design and takes into consideration haulage distances, depth of mining, height of leach pad, and expected consumable and maintenance costs. Mine operating costs are based on the 2019 Operating Budget and Forecast and are forecast to be $1.58/ ton moved for the life of mine.

The process operating cost also is based on the forecast with adjustments made for consumables, primarily cyanide, lime, power, and other reagents. This cost is estimated to be $1.88 /ton ore processed.

G&A operating costs are based on historic operating costs with a forecast for increased labour, benefits, etc. These costs include the site overhead, but not the corporate overhead. The forecast is $0.87 /ton ore processed.

Refining costs are $1.60 per ounce of gold.

1.16	Financial Analysis

The results of the economic analysis represent forward-looking information (cashflows, net present value, production rates, and total metal produced) that is subject to a number of known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those presented here.

The economic analysis was performed using conventional discounted cash flow (DCF) analysis. As the majority of the capital has been spent at Mesquite Mine, the date of valuation was set to the start of 2019. Capital costs incurred prior to this time are considered sunk but used for depreciation calculations. The mine plan starts on January 1, 2019 using the December 2018 pit- built surface as the starting topography.

The standard economic measures of Internal Rate of Return and Payback Period are, in this particular case, meaningless and not reported as the mine is in operation and as such does not require any upfront capital expenditures.

The mine plan features a 3.25-year life, ending in 2022. The Mineral Reserves are the basis for the mine plan. Additional extraction from the leach pad continues after mining is complete. Significant ounces remain contained within the heap that WMMI consider to be recoverable. An estimate of the ounces recovered, and the timing of their release has been included in the cashflow model to reflect expected revenue from the operation.

The gold price used in all calculations of reserves, and for the base case economic analysis, is $1,250 per ounce. The base case after tax analysis generates a net future cashflow of US$251.6 million and an NPV (5%) of US$203.3 million.

Sensitivity analysis was performed on the post-tax base case, taking into account ±10%, ±20% variation in gold price, recovery, and operating costs. The results of the analysis show Mesquite Mine cashflow is most sensitive to gold prices, then ounces recovered (almost identical), followed by operating costs.

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1.17	Conclusions

The Mineral Resources and Mineral Reserves have been successfully updated for the property. AGP believes that there are no issues with respect to the technical information that would materially impact on mineral resource and mineral reserve estimates, that the resource and reserve estimates have been properly prepared using acceptable methods, and that they may be relied upon for project economic analysis. The project shows robust economics and the initial capital payback has already occurred.

The Mesquite Mine has combined oxide, transition, and sulphide type material in Measured plus Indicated mineral resources, inclusive of mineral reserves, estimated to be 206 M tons at an average grade of 0.014 opt gold, for a total of 2.9 M ounces of contained gold, plus an additional 18 M tons of mineral resources in the Inferred category at an average grade of 0.011 opt gold, containing 196 koz of contained gold.

The eastern extent of the mineral resource, referred to as the Rainbow Area, encroaches on an existing public roadway and the extraction of the full resource in this area would require moving the existing roadway. Full access to the resource in this area could be achieved in the future.

It is the QP’s opinion the metallurgical recoveries used in this Technical Report are to a level sufficient to support Mineral Reserves declaration.

Further optimization of the mine plan is underway to investigate opportunities to bring ounces forward in the schedule and reduce mine operating costs.

Exploration potential exists for expanding the mine life in the Rainbow pit area and re- examination of the past waste dumps. This work is ongoing.

1.18	Recommendations

The QP’s recommend the following: Geotechnical work should include:

•	complete the detailed geotechnical work proposed by the consultant for the Brownie pit area; this includes the geotechnical drilling in the north end of the pit
•	continue monitoring of current slopes of the pit and waste dumps as mining progresses and adjusting per any updated geotechnical criteria

For metallurgical work going forward:

•	Laboratory
o	track silver in the process - including tracking silver in the mine assays
o	improve the analytical methods currently in use by implementation of ICP
o	complete a detection limit study to determine actual capability of the laboratory

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o	implement results of the sampling and lab review underway at the time of this report
•	Metallurgy
o	column test work improvements such as:
▪	examine different ore type
▪	test various lift heights to maximize recovery
▪	investigate the application rate to determine if appropriate or requires changing
o	develop a Geomet model to assist in recovery estimations
o	examine relationship for lime dosage requirements and rock types
o	drill and sample “spent” heaps
•	Heap Leaching
o	develop long term stacking plan
o	examine placement height versus recovery
o	develop solution management plan
▪	reduce flow
▪	increase area
▪	reduced cyanide consumption
o	continue study work on non-oxide material to accurately assess its impact in future mining

From a Mineral Resource perspective:

•	Incorporate ratios of cyanide soluble gold grades verses fire assay (total) gold grade into the resource block model to provide better projections of heap leach recoveries in defining oxide, transitional and sulphide mineral resources
•	Continue to investigate means of improving ore/waste selection during mining
•	Undertake a detailed mapping campaign in order to better understand the influence that structural controls have over the distribution of mineralization (US$20,000).
•	Additional drilling (7,500 m) is recommended to further assess the extent of remaining oxide material; the budget for this work is estimated at US$1,500,000
•	Additional drill testing of selected abandoned leach pads and waste dumps (7,500 m) is recommended; the budget for this work is estimated at US$1,500,000

The following actions are recommended from a mine planning and reserves perspective:

•	Continued examination of mine sequence to bring ounces forward in the mine plan.
•	Start the examination of including Rainbow pit into the current mine plan:
o	work with Environmental department on drilling permit
o	assist Environmental department on relocation of highway to make Rainbow pit available for mine planning
•	Examine the impact of drilling underway in old waste dumps:

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o	as the information from the Waste Dump Drilling program becomes available, prepare various mine plan scenarios that incorporate that material to determine potential increases in the mine overall economics.
o	examine and determine what portion of the mine dump material may be brought into reserves

Continue the investigation into reconciliation of the Resource block model.

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2	RELIANCE ON OTHER EXPERTS

Equinox Gold retained a group of industry consultants to prepare an Independent Technical Report on the Mesquite Mine near Brawley, Imperial, California, U.S.A.

The preparation of the report is led by AGP but includes contributions by Woods, SIM, BD, and Robison.

This Technical Report was prepared in compliance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) and documents the results of the calculation of resources and reserves on the Mesquite Mine property.

Unless specified, all measurements in this Report use the Imperial system. The Report currency is expressed in US dollars.

2.1	Qualified Persons

The Qualified Persons (QPs), as defined in NI 43-101, responsible for the preparation of the Report include:

•	Bruce Davis, FAusIMM, Geostatician (BD)
•	Nathan Robison, PE, Principal Engineer (Robison)
•	Rob Sim, P.Geo., Principal Geologist (SIM)
•	Jeff Woods, Principal Consulting Metallurgist, SME, MMSA (Woods)
•	Gordon Zurowski, P.Eng. , Principal Mine Engineer (AGP)

2.2	Site Visits and Scope of Personal Inspection

AGP, SIM, BD, Woods, and Robison QPs have conducted site visits to the Mesquite Mine as shown in Table 2-1

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Table 2-1: Dates of Site Visits and Areas of Responsibility

QP Name	Site Visit Dates	Area of Responsibility
Bruce Davis	Nov. 13, 2018	Sections 4, 5, 6, 7, 8, 9, 10, 11 and 12, and those portions of the Summary, Interpretations and Conclusions, and Recommendations that pertain to those sections
Nathan Robison	Numerous times with most recent August 2-3, 2018	Sections 20 and those portions of the Summary, Interpretations and Conclusions, and Recommendations that pertain to that section
Rob Sim	April 8 -9, 2015	Sections 14 and those portions of the Summary, , Interpretations and Conclusions and Recommendations that pertain to that sections
Jeff Woods	Oct 30 - Nov 1, 2018	Sections 13 and 17 and those portions of the Summary, Interpretations and Conclusions and Recommendations that pertain to those sections
Gordon Zurowski	Oct 29 - Nov 2, 2018	Sections 2, 3, 15, 16, 18, 19, 21, 22, 23, 24, and those portions of the Summary, Interpretations and Conclusions and Recommendations that pertain to those sections.

2.3	Effective Dates

The reserve and resource calculations are based on the surveyed month end pit surface dated 31 December 2018.

The effective dates of the resource and reserves are as follows:

•	Resource - December 31, 2018
•	Reserve - December 31, 2018

There were no material changes to the scientific and technical information between the effective date and the signature date of the Report other than ongoing grade control sampling and production reporting as expected of an operating mine. Therefore the effective date of the technical report is considered to be December 31, 2018.

2.4	Information Sources and References

AGP, SIM, BD, Woods, and Robison have sourced information from reports and other reference documents as cited in the text and summarized in Section 27 of this Report. Technical data for preparation of the mineral resource and reserve estimation, was provided by Equinox Gold.

2.5	Previous Technical Reports

This is the first technical report on the Mesquite Mine to be filed for Equinox Gold. Previous technical reports under different entities for the Mesquite Mine include:

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RPA, 2014: Technical Report on the Mesquite Mine, Brawley, California, USA, by R.J. Lambert, W.W. Valliant, and K. Altman, prepared for New Gold Inc., February 28, 2014.

Scott Wilson RPA, 2010: Technical Report on the Mesquite Mine, Brawley, California, USA, by R.J. Lambert, W.W. Valliant, and H. Krutzelmann, prepared for New Gold Inc., February 26, 2010.

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3	PROPERTY DESCRIPTION AND LOCATION

This report has been prepared by AGP, SGI and Robinson Engineering Company (Robinson) for Equinox Gold. The information, conclusions, opinions, and estimates contained herein are based on:

•	information available at the time of preparation of this report
•	assumptions, conditions, and qualifications as set forth in this report
•	data, reports, and other information supplied by Equinox Gold and other third-party sources

Ownership information was provided by Equinox Gold. This has been relied upon and by AGP, Sim, and Robinson who have not researched property title or mineral rights for the Project and expresses no opinion as to the ownership status of the property.

Equinox Gold provided guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Project.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

4.1	Location

The Mesquite Mine is located at latitude 33° 03’ North and longitude 114° 59’ West in Imperial County, Southern California. The property is approximately 24 mi north of the border with Mexico and 16 mi west of the border with the State of Arizona. The site is bordered to the north by the Chocolate Mountains Arial Gunnery Range (CMAGR) and to the east and south by California State Highway 78, which is used to access the site. The Mesquite Mine is operated by Equinox Gold’s wholly owned subsidiary, WMMI. A location map for the project is presented in Figure 4-1 below.

The project survey control is based on a local coordinate system. Robison Engineering developed a custom geodetic translation to define this grid, and the Mesquite Mine survey department maintains an accurate map of survey control tied to global (UTM), public (California State Plane Zone 6) and the local mine grid coordinate system.

Figure 4-1: Location Map

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4.2	Land Tenure

4.2.1	Mineral Rights

The mineral rights at the Mesquite Mine consist of 265 unpatented and 53 patented mining lode claims, 97 unpatented and 122 patented mill site claims, 658 acres of California State leased land, and a lease of a portion of the 4,275 acres of adjacent private land owned by the LACSD.

All the aforementioned properties are controlled by WMMI and are collectively identified as the Mesquite Plan of Operations Area as shown in Figure 4-2 below. A summary of land ownership can be found in Appendix 5 of the CRP.

The claims located on federally owned lands are administered by the BLM and a detailed claim map is provided as

Figure 4-3.

Patented mining lode claims and patented mill site claims on U.S. Federal Land represent a secure title to the land. Unpatented mining and mill site claims do not have a termination date as long as annual assessment work is maintained and the land is held for mining purposes. The Federal fee land is leased by WMMI and can also be maintained indefinitely as long as the annual maintenance fees are paid.

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Figure 4-2: Plan of Operations

NOTES
BASIS OF BEARINGS
T12S R19E
T13S R19E
Patent No. 04-96-0022
Patent No. 04-90-66
Patent No. 04-96-0010
Patent No. 04-96-0012
MAP LEGEND
CLAIM MAP - CLARIFICATION
OF THE WESTERN MESQUITE MINES
2018-12-19 UNPATENTED LODE CLAIMS
WESTERN MESQUITE
MINES, INC
13S 19E
1
12
14
15
16
17
18
19
20
21
22

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Figure 4-3: Claim Map

6
5
4
3
2
1
7
8
9
10
11
12
18
17
16
15
14
13
13S 19E
19
20
21
22
30
29
28
27
MESQUITE MINE
General Environmental
MESQUITE MINES, INC
SHEET
FIG3

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4.3	Agreements and Encumbrances

In October 2018 Equinox Gold acquired the Mesquite Mine from New Gold, Inc. (New Gold) through a Share Purchase Agreement. Under this agreement, Equinox Gold acquired the Mesquite Mine by purchasing of all of the shares of New Gold Mesquite, Inc. (since renamed to Mesquite Gold Mine, Inc. (“MGM”)). WMMI, which directly owns the mine and its properties, is a wholly owned subsidiary of MGM, and thus became a wholly owned subsidiary of Equinox Gold.

The mine properties consist of fee lands, leased lands and mining claims. All of the properties have certain restrictions in common which are:

•	the applicable land use restrictions of the California Desert Conservation Areas
•	any multiple use rights of third parties as provided for in the applicable federal laws and regulations

•     reservations to the United States for right of way for ditches or canals constructed by the Federal Government

Some of the unpatented claims may have small areas that encroach on the Chocolate Mountain Gunnery Range (CMGR). Any portion of the claims located inside the gunnery range are invalid but do not affect any known potential mining areas.

4.4	Surface Rights

4.4.1	Mesquite Owned Property

The surface ownership of patented mining claims, which are identified as Imperial County Assessor’s parcels, have all the general rights of surface ownership as fee land. The patented mining claims are shown on Figure 4-3. WMMI also own patented claims and mill sites south of the mine property for water supply wells.

4.4.2	State of California Property

WMMI has surface operation rights within the leased parcel identified under the Mineral Rights section above.

4.4.3	Unpatented Mining Claims/Public Lands

The lode claims and mill sites maintained by WMMI provide the general right for surface management and operations, subject to environmental permitting and other compliance activities unique to public lands. However, under California’s CEQA authority, which generally mirrors the NEPA requirements the BLM is tasked to administer, there is little practical difference in operations and reclamation requirements regardless of whether the land is public or private.

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4.4.4	Los Angeles County Sanitation District (LACSD) Landfill

In 1993, a Mineral Lease and Landfill Agreement was signed between Hanson Resource Company (HNRC) and Hospah Coal Company (Hospah), a subsidiary of Newmont, in conjunction with Santa Fe Pacific Minerals Corporation (SFPMC). LACSD is now the successor to HNRC, and WMMI assumed the rights and obligations of Hospah, SFPMC, and Newmont when the Mesquite Mine operation was acquired by WGI on November 9, 2003.

LACSD is constructing a landfill facility adjacent to, and overlying portions of, the existing Mesquite Mine operations. The landfill project will be located on private land owned by LACSD, as shown in Figure 4-3 above. The landfill is expected to have an operational life of 100 years with a receiving capacity of 20,000 tons of landfill material per day. As part of the landfill project, LACSD has constructed a rail spur, from the main rail line at Brawley to the site, for delivery of containerized waste from their facilities in the Los Angeles area.

Under the agreement, WMMI has retained the right to explore, mine, extract, process, market and sell ore, and otherwise conduct mining and processing activities, anywhere within the Mesquite Mine property for an initial period through 2024 with automatic extensions until 2078. LACSD has the right to utilize portions of the overburden stockpiles and spent ore from the leach pads for use as daily cover for the landfill, as well as for construction materials for general purposes as well as liner design. This resource will be jointly used by both LACSD and WMMI, but WMMI will have priority.

WMMI remains responsible for the reclamation and environmental obligations for materials mined and processed from previous or future mining activities according to the existing permit requirements. If LACSD requires additional treatment, relocation, or additional processing of stockpiled or rinsed heap materials, the Landfill Lease Agreement stipulates that WMMI will be compensated for any additional costs incurred.

The 1993 Agreement provides for joint use of assets associated with the Mesquite Mine property for the mutual benefit of both parties. Water is delivered to the property by WMMI from a well field located southeast of the mine. The water wells and associated pipeline will be operated and maintained by WMMI and water will be provided to LACSD with the costs shared based on proportional usage. Other infrastructure items, such as access roads, power lines, and communications systems, will be treated on an individual basis. LACSD has realigned the access road for the landfill project. Power lines and communication systems have been chosen to operate as independent systems with all costs being the responsibility of the individual parties.

4.5	Royalties

Most of the mineral reserves planned for future mining at Mesquite Mine will be subject to a 0.5% to 2% production royalty due Franco-Nevada Corporation and a 2% production royalty due Glamis Associates depending on the claim group. Claims jointly owned by Franco-Nevada Corp. and Glamas will pay a 1% royalty to Franco-Nevada and a 2% to Glamis Associates. The average royalty per year is 2.6 % between Franco-Nevada Corp. and Glamis Associates.

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WMMI also pays a 6% to 9% net smelter royalty (depending on the relevant gold price) to the California State Lands Commission (CSLC) on production from certain California state leased lands under a Mineral Extraction Lease between WMMI and the CSLC. The royalty percentages are calculated as follows:

•	below $1,300 per troy ounce of gold, the royalty is 6%
•	from $1,300 to $1,800 per troy ounce of gold, the royalty is 7%
•	from $1,800 to $3,600 per troy ounce of gold, the royalty is 8%
•	above $3,600 per troy ounce of gold, the royalty increases to a maximum of 9%

AGP is not aware of any environmental liabilities on the property. Equinox Gold has all required permits to conduct the proposed work on the property. AGP is not aware of any other significant factors and risks that may affect access, title, or the right or ability to operate on the property.

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5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

The Mesquite Mine is located approximately 35 miles to the east of the town of Brawley, California and about 52 miles northwest of the city of Yuma, Arizona. Access to the property is from California State Highway 78 and then north along a paved private road into the Mesquite Mine site. Figure 4-1 shows the general location.

5.2	Climate

The climate for Mesquite Mine is arid, with elevated temperatures in the summer generally in the 100° to 110° F range, and winter highs generally in the 70° to 80°F range. Winter temperatures are rarely below 32°F. Based on data collected at the Yuma weather station, the average annual temperature is 73°F. The lowest minimum average temperature is 42°F occurring in January. Precipitation can occur throughout the year but is most common during the late summer months (August and September) or during the winter months (January through March). Precipitation at the property totals less than three inches per year. Commonly, most of the year’s precipitation occurs in one or two short duration storm events. Annual evaporation, as measured at the Yuma weather station, is 97.7 inches.

The combination of low precipitation and high evaporation results in a situation where surface run-off from the area is uncommon. Washes in the area are dry and will channel run-off only during severe storm events. On average this may occur once per year, although it is common to have one- or two-year periods with no surface flows at all. When surface flows do occur, washes will typically flow for periods of less than one hour.

5.3	Physiography

The Mesquite Mine is located a few miles to the southwest of the Chocolate Mountains and the CMGR, at an elevation of between 600 to 1,000 ft. above sea level. The property is on an alluvial fan that slopes gently from the northeast to the southwest. The vegetation consists of sparse desert vegetation with creosote bush, brittle brush, barrel cactus, and cholla cactus present.

5.4	Local Resources

Accommodations, supplies, and labour are available in either Brawley California with a population of 25,000 (2010 census), or Yuma Arizona with a population of 93,000 (2010 census). Consequently, mining suppliers and contractors are locally available.

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5.5	Infrastructure

5.5.1	Electrical Power

Electricity for the mine is provided through a 92-kV power line. Power is supplied to the site by Imperial Irrigation District Power Company. Power is stepped down from 92 kV to 13.2 kV on-site. All power distribution from this point onwards is distributed on equipment and infrastructure owned by WMMI.

5.5.2	Water

Water for the project is supplied from the existing Vista well field located approximately two miles south of California State Highway 78. The two current active wells are deemed capable of supplying the water requirements for both WMMI and the LACSD. With the new 18-inch diameter line in place, the two existing pumping systems are capable of supplying approximately 2,000 gpm of fresh water to the operation. The mine will require about 1,000 gpm, and the landfill will require a maximum of 700 gpm when operating at full capacity.

5.5.3	Heap Leach Pad

Leach pad capacity as at December 31, 2018 is 51.5 million tons. That will complete Leach Pad 7 (designed by Tetra Tech) and Leach Pad 6 to the full 300 ft. height. To place the reserve leach tonnage on the pad, an additional 9 million tons of capacity is required. Mesquite Mine is currently engaged in the permitting process to expand leach pad capacity and do not feel this will be unduly withheld.

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6	HISTORY

The description of the history of the project is summarized from the Micon (2006) report.

The first gold production at the Mesquite Mine project dates to the late 1800s and early 1900s when placer gold was recovered on a small scale. After World War II, small-scale subsistence mining continued. At times, hundreds of people worked the mines or prospected in the area.

Gold was first discovered at Mesquite Mine by track crews building the Southern Pacific railroad around 1876. The first strike and claims in the area were staked at this time by Felisaro Parro. During the 1920s and 1930s, small-scale subsistence placer mining was conducted in the district by jobless men searching for gold in the Chocolate Mountains and surrounding foothills. Larger placer and lode mining were reported in the area from 1937 through to the mid-1970s.

In 1957, prospectors Richard and Ann Singer, staked 27 claims in the area, and began a dry washing campaign lasting until the late 1980s. Attempts at lode mining on the Mesquite Mine property were initiated during the 1950s and continued through the late 1970s, with no significant production recorded. The largest shaft was the Big Chief, sunk by Charlie Wade and K.W. Kelly, to a depth of 150 ft. Gold Fields Mining Corporation (Gold Fields) became interested in the property in 1980 and spent the next two years exploring and acquiring a land position. Once a land position had been acquired, Gold Fields started an exploratory drill program and in late 1982, announced it had identified a bulk mineable gold deposit. A more detailed description of the history of the exploration programs is found in Section 10.

Exploration during the 1970s included work by Placer-Amax, Conoco, Glamis Gold Corporation (Glamis Gold), Newmont, and Gold Fields. Exploration sampling, trenching, and drilling identified a number of gold bearing zones. The results and details concerning the pre-Gold Fields exploration are not available for inclusion in this report.

In 1980, Gold Fields acquired the property and conducted exploration. They initiated a thorough exploration program that included surface sampling and geophysics. In September 1981, Gold Fields drilled twelve rotary drill holes, ten of which encountered significant mineralization within 200 ft. of the surface. In 1982, Gold Fields drilled the Big Chief deposit on a 141 ft. fence line, with holes spaced 141 ft. apart along the fence line.

This campaign employed 5-1/4-inch Reverse Circulation (RC) holes above the water table (approximately 200 ft.) and 3-1/16-inch core holes below the water table. By September 1982, 350 exploration holes had been drilled. By September 1983, a total of 868 holes were completed totalling 284,439 ft. of drilling. Approximately half of the holes in the present database were completed by mid-year 1988 (3,200 holes and 1.3 million ft.). Gold Fields, Santa Fe, and Newmont continued to drill on the Mesquite Mine property by mostly RC drilling as they mined the deposits, although Gold Fields completed most of the drilling on the property. By 1993, Gold Fields had completed over 5,000 holes, totalling 2.4 million ft.

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In late 1982, sinking of a decline began with the objective of improving the confidence in the drill results of the Big Chief deposit. A total of 2,390 ft. of underground decline development (586 rounds) near the centre of the deposit was completed in 1983 (Bechtel, 1984). The decline was driven to provide material for pilot heap leach tests and to allow detailed geologic mapping and bulk sampling of the deposit. Each round from the decline was bulk sampled and a comparison with drill sampling was noted by Bechtel (1984). A total of 50 model blocks were estimated from the decline data and compared to the same blocks estimated from drill holes drilled along the path of the decline on 20 ft. intervals. The average grade of the two estimates compared closely, although the grade estimates of individual blocks did not correlate well.

Gold Fields, Santa Fe, and Newmont continued to drill and develop the Big Chief, Vista, Cherokee, Rainbow, Lena, and Gold Bug deposits on the property. The initial grid at Big Chief was reduced to 70 ft. with infill drilling along the 141 ft. space fence lines. The Vista deposit was initially drilled on 140 ft. sections, with drill holes spaced 70 ft. apart on the sections. The other deposits were drilled initially on 200 ft. to 400 ft. grids, with infill drilling generally completed on 100 ft. spacing.

Gold Fields began commercial gold production in the Big Chief pit at Mesquite Mine in March 1986 as a heap leach gold operation. In 1993, Santa Fe Pacific Gold Corporation (Santa Fe) acquired the Chimney Creek Mine in Nevada and the Mesquite Mine in California from Gold Fields. In May 1997, Santa Fe was acquired by Newmont Mining Corporation (Newmont). Newmont mined the deposit through May 2001, when there was a slope failure in the Big Chief pit and the existing reserves at a $300/oz gold price were deemed to be uneconomic. Gold recovery from the Mesquite Mine heap continued through to 2007. A total of 154 million tons of material grading 0.026 opt Au had been placed on the leach pads when mining operations stopped in 2001. Approximately 3.05 million oz of gold were recovered between 1985 and 2007 with a calculated average gold recovery of 76.5% prior to the restart of operations in late 2007. Table 6-1 shows a summary of the historical mine production.

WGI acquired the Mesquite Mine from Newmont in November 2003. WGI completed a feasibility study in 2006 (Micon, 2006), and restarted operations in late 2007. In May 2006, WGI reported 201.9 million tons grading 0.018 opt Au containing 3.56 million ounces gold of Measured and Indicated mineral resources and 12.4 million tons grading 0.019 opt Au of Inferred mineral resources. Proven and Probable mineral reserves were estimated at 130.9 million tons grading 0.018 opt Au. The foregoing mineral reserves and mineral resources were considered compliant with CIM definitions.

Commercial production was achieved in January 2008. In June 2009, following a business combination with WGI, New Gold became the operator. Newmont’s 2% net smelter royalty on the project was transferred to Franco-Nevada Corporation in 2007.

Since 2007, an additional 1,499,000 ounces have been produced, bringing the total production to 4.5 million ounces since 1985. Table 6-2 shows a summary of the mine production from 2007 to 2018.

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Table 6-1: Historic Production

Year	Ore Placed (tons)	Au Grade (opt)	Au Placed (oz)	Au Produced (oz)	Annual Au Recovery (%)	Cum. Au Recovery (%)
1985	329,800	0.0549	18,110	0	0	0
1986	3,019,700	0.0624	188,410	152,810	81.1	74
1987	3,908,200	0.0519	202,700	179,660	88.6	81.2
1988	4,881,900	0.0455	222,070	173,170	78	80.1
1989	7,670,300	0.0321	246,220	199,690	81.1	80.4
1990	8,230,800	0.0359	295,430	202,260	68.5	77.4
1991	7,924,100	0.0304	240,880	201,730	83.7	78.5
1992	9,079,900	0.0294	266,830	207,890	77.9	78.4
1993	9,749,900	0.0297	289,260	205,910	71.2	77.3
1994	10,770,280	0.0301	324,250	209,570	64.6	75.5
1995	13,766,790	0.0223	306,480	193,360	63.1	74.1
1996	15,527,630	0.0229	356,240	186,800	52.4	71.5
1997	16,463,000	0.0165	271,530	227,940	83.9	72.5
1998	11,536,700	0.016	185,080	154,080	83.3	73.1
1999	14,087,100	0.0166	234,040	164,570	70.3	72.9
2000	12,840,900	0.0162	208,090	120,920	58.1	72.1
2001	4,225,500	0.0309	130,620	92,630	70.9	72.1
2002				57,100		73.5
2003				48,796		74.7
2004				29,001		75.5
2005				21,776		76
2006				14,001		76.4
2007				7,392		76.5
Total/Avg	154,012,500	0.0259	3,986,240	3,051,056	76.5

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Table 6-2: Production 2007-2013m Equinox Gold - Mesquite Mine, U.S.A.

Year	Ore Placed (tons)	Au Grade (opt)	Au Placed (oz)	Au Produced (oz)	Annual Au Recovery (%)	Cum. Au Recovery (%)
2007	979,000	0.0200	19,580	-	0	0.00%
2008	8,944,000	0.0220	196,770	110,900	56.40%	51.30%
2009	13,971,000	0.0150	209,570	150,002	71.60%	61.30%
2010	12,485,147	0.0181	225,880	169,023	74.80%	66.00%
2011	12,933,811	0.0166	214,320	158,004	73.70%	67.90%
2012	15,987,000	0.0136	216,790	142,008	65.50%	67.40%
2013	15,760,000	0.0109	171,900	107,016	62.30%	66.70%
2014	14,936,000	0.0117	174,810	106,669	61.02%	66.01%
2015	22,032,000	0.0100	220,340	134,869	61.21%	65.36%
2016	20,910,000	0.0119	249,710	111,124	44.50%	62.62%
2017	22,960,000	0.0094	216,500	168,889	78.01%	64.20%
2018	24,640,700	0.0090	229,770	140,135	60.99%	63.88%
Total/Avg	186,538,658	0.0126	2,345,940	1,498,640	63.88%

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7	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The description of the regional geology was taken from a paper written by Newmont Mesquite Mine personnel (Smith et al., 1999).

The Mesquite Mine district lies on the southwest flank of the Chocolate Mountains, in amphibolite grade metamorphic rocks of the upper plate of the Vincent-Chocolate Mountain Thrust. These upper plate rocks represent a fragment of Precambrian and Mesozoic continental crust that has an extremely complex history. During the Precambrian period, a gneissic complex was formed, followed by several episodes of plutonic intrusion into the gneisses. Granitic rocks were again intruded during the early Triassic and late Jurassic - early Cretaceous periods. The upper plate rocks were also subjected to several phases of amphibolite facies regional metamorphism, ranging from Precambrian to Mesozoic. illustrates the relationship between the Mesquite Mine deposit and the major faulting in the area. The map also includes the locations of some other prospects/deposits that seem to be associated with the same regional faulting.

Lithologies exposed in the southern Chocolate Mountains include Proterozoic granitic and metamorphic rocks, Mesozoic metamorphic and plutonic units, early to mid-Tertiary volcanic and plutonic rocks, and Tertiary to recent sedimentary units as shown in Figure 7-1 (Manske, 1991). The Proterozoic is represented by the Chuckwalla Complex, while the Mesozoic terrain is a structurally complicated package of gneisses, schist, phyllite, and plutons (Manske, 1991). Mesozoic rock units include the Orocopia Schist, and Jurassic Winterhaven formation, which are overlain by Tertiary Quechan Volcanic rocks and Quaternary alluvial deposits. A stratigraphic section of the Mesquite Mine area is shown in Figure 7-2.

The Chuckwalla Complex, locally referred to as the Mesquite Gneiss package, consists of amphibolite to greenschist grade gneisses and schists and plutonic rocks (Manske, 1991). These upper plates Proterozoic to Mesozoic metamorphic rocks are intruded by a series of Mesozoic quartz diorite to peraluminous granite plutons (Haxel and Dillon, 1978). U/Pb isotope dating of these intrusives indicate Jurassic to Cretaceous ages (80 Ma to 105 Ma) (Manske, 1991).

The Chuckwalla Complex was thrust over the Orocopia Schist along the Vincent-Chocolate Mountain Thrust (80 Ma to 74 Ma). The Orocopia is a medium to coarse-grained albite-epidote- amphibolite grade schist, which is exposed along the core of the Chocolate Mountains (Manske, 1991). The protolith of this formation was a middle Jurassic graphitic greywacke. This unit does not outcrop in the Mesquite Mine, but it presumably underlies the district as the regional basement (Haxel and Dillon, 1978).

The Chuckwalla and Orocopia sequence have been offset by the high-angle, normal Singer Fault (8 Ma to 10 Ma). This N60o-70oW (75o-85o NE dipping) fault places the younger Winterhaven Formation in contact with the older, higher metamorphic grade Chuckwalla and Orocopia. The Winterhaven Formation comprises phyllites, quartzites, conglomerates, and metavolcanics, and appears to represent Jurassic volcanic and sedimentary protoliths, metamorphosed at a lower greenschist grade (Manske, 1991).

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The metamorphic and plutonic terrains were uplifted and eroded during the early Tertiary. Oligocene calc-alkaline magmatism, consisting of andesite and rhyodacite flows (32 Ma) and ignimbrites and tuffs (26 Ma) covered the eroded surface as part of the Quechan Volcanics. The Mt. Barrow quartz monzonite sequence was then intruded (Crowe, 1978, Manske, 1991). These dates are coincident with gold mineralization events, dated at approximately 26 Ma to 38 Ma. Following emplacement of the Mt. Barrow stock, the district was subjected to Tertiary extension. This tectonism generated large-scale northwest-trending faults, and reactivated some Mesozoic thrusts (Haxel and Grubensky, 1984). Near the end of Tertiary extension, the area was regionally deformed resulting in fold axes trending west-northwest. The Chocolate Mountains form the axis of a west-northwest trending antiform within the regional fold set, with Mesquite Mine lying on a z-fold along the southwest limb (Manske, 1991).

Erosion of these folded terrains produced poorly sorted conglomerates, fanglomerates, sands, and silts. These Miocene deposits provide a mantle (10 to 500 ft thick) over most of the Mesquite Mine district (Manske, 1991). A late Miocene basalt flow and recent alluvial gravel deposits cap these units. The right-lateral strike slip motions on the San Andreas system (8 to 10 Ma) have transected all of the above noted lithologies, with the exception of recent gravel deposits. A local splay of this system, the Singer Fault, is located between the Chocolate Mountains and the Mesquite Mine.

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Figure 7-1: Regional Geology Map

Chocolate Mountains
CA
AZ
Colorado River
N
Tqv
Os
Mgn
Mlgr
Jw
Mt. Barrow
Tc
MESQUITE
Black Mountain
Imperial Project
Cargo Muchachos
Picacho
Picacho Peak
Pch
American Girl
Legend:
Tertiary
Quechan Volcanics
Quartz Monzonite
Mesozoic Granitic Rocks
Winterhaven Formation
Chuckwalla Complex
Orocopia Schist
Major Gold Deposits
0 1 2 3 4 5
Miles
February 2019
Source: Equinox Gold, 2019.

Figure 7-1

Equinox Gold

Mesquite Mine

Imperial County, California, U.S.A.

Regional Geology Map

Regional Geology of the Chocalate Mtns., SE California After Manske 1991 and Morton 1966.

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Figure 7-2: Stratigraphic Section

Qal
Tertiary
Jurassic-Cretaceous
Au Mineralization
Jurassic-Cretaceous
Qal
Unconsolidated, locally derived alluvial detritus, recent < 4 Ma.
Tc
Consolidated, polylitich conglomerate, interbedded with silt, clay, and basalt, 4-10 Ma.
Quechan Volcanics (Tqv) -
Green-White, vitroclastic airfill tuff, 26 Ma.
Quechan Volcanics (Tqv) -
Black-Grey, rhyodacite and andesite flows, 32 Ma.
Silver Streak Intrusives (Jss, Jal) -
Allaskite Granite, biotite granite, medium to coarse grained, light pink, forms dikes and plugs, 145-205 Ma.
Mesozoic Intrusives (Jmd, and Jd, Mzi) -
Mela-diorite, quartz, plagioclase, biotite, and chlorite composition, coarse grained, light gray to green, cut by Alaskite Granite, thickness unknown, 145-205 Ma.
Winterhaven Formation (Jw, Mzw) -
Interstratified siltstone, quartz muscovite schist, and quartz muscovite hematite phyllite, fine to medium grained, pale green to pink, greater than 1000 feet thick, 145-205 Ma.
Chuckwalla Complex (mc)
Bay Horse Quartzite (Jbg) -
Fine to medium grained calcareous quartzite, well rounded. Sandstone protolith. 145-170 Ma.
Muscovite Schist (Jms) -
Muscovite schist with tourmaline and amphibole rich layers, quartzofeldspathic zones with epidote, and blastoporphyritic units. Medium to lite gray, 0-125 feet thick.
Biotite Gneiss (Jbg) -
Biotite (10-30%), Quartz (70-90%), and feldspar rich gneiss, weak layering, salt and pepper appearance. Protolith of impure feldspathic quartzarenite to quartzarenite. 350 to 400 feet thick, 145-170 Ma.
Hornblende Biotite Gneiss (Jhbg) -
Biotite (30-40%), Quartz (55-70%), and feldspar rich augen gneiss, imperfect augens of quartz feldspar, compositional layering of biotite and quartz feldspar, rare quartzite beds, medium to thick, bedded, Volcanicistic protolith. Approximately 400 feet thick. 145-170 Ma.
Mafic Gneiss (Jmg) -
Biotite (60%), Quartz (30-40%), and feldspar rich gneiss, black-dark grey, fine grained, equigranular, thin quartzite interbeds, greater than 1200 feet thick, gradational contact with Hbg unit. 145-170 Ma.
Muscovite Granite (Klgr, Kmgs) -
Quartz, Muscovite, Feldspar rich granite, white coarse to medium grained, sill and dikes common, grades laterally into pegmatite dikes, 5-100 feet thick, 60-105 Ma.
Pegmatite (Jpeg) -
Quartz, biotite, feldspar rich granite, minor muscovite, white, coarse to fine grained, dikes, and sills common, 5-50 feet thick, 158-160 Ma.
Orocopia Schist (Os) -
Medium grained albite-epidote-amphibolite facies schist to coarse grained amphibolite facies schist, graywacke protolith. Unknown thickness >170 Ma. Not exposed at mesquite Mine.

NOTE:
Tecno-Stratigraphic column of the Chocolate Mountain and Mesquite Mine (Manske, 1991, Morton, 1966)

0 100 200 300 400 500
Feet

Figure 7-2

Equinox Gold

Mesquite Mine
Imperial County, California, U.S.A.
Stratigraphic Section

February 2019 ***Source: Independent Mining Consultants Inc., 2006.***

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7.2	Property Geology

The description of property geology is taken for the most part from a report by Della Libera et al. (2011).

The Mesquite Mine comprises two sub-parallel, Oligocene-age mineralized zones: Big Chief - Vista (Big Chief, Cholla, and Lena, Rubble Ridge, Panhandle, and Vista), and Rainbow (Cherokee, Rainbow, and East Rainbow). Gold mineralization is hosted in Mesozoic gneisses that are intruded by biotite/muscovite rich granites. The district is covered by a thin veneer (0 to 300 ft) of Tertiary and Quaternary sediments, shed from the south slope of the Chocolate Mountains. Gold mineralization is bound by post-mineral faulting related to the Neogene San Andreas fault system.

7.3	Stratigraphy

The stratigraphic succession at Mesquite Mine should be subdivided in three Gneiss Units, which form a geologic continuum grading from a felsic upper unit represented as Biotite Gneiss (BG) to a mafic lower unit represented as Mafic Gneiss (MG). A compositionally intermediate unit defined as Jurassic Hornblend Biotite Gneiss is a transitional unit located between the upper felsic and lower mafic schist.

The BG has a 60% to 80% felsic component (quartz dominant) with fine, weakly-foliated biotitic bands. In contrast to the lower units, the BG is more commonly affected by brittle deformation and nearly to completely oxidized with weak alteration to spotty pale mint green sericite in feldspar sites or less commonly, as bright green epidote replacing entire crystals. The BG occasionally contains fine-medium grained, sub-anhedral, pale yellow to white sphene.

The Hornblende-Biotite Gneiss (HBG) has a 40% to 60% felsic component with ductile deformational fabrics. Quartz and feldspar content vary with depth grading from quartz-dominant to feldspar (plagioclase>orthoclase)-dominant. The unit is also characterized by the presence of yellow-orange to bright orange ‘axe-head’ sphene of various grain size, crystallinity, augens of felsic-dominant pegmatoid (PG), and local centimeters to meter tonalite augens with rotational tails. The unit is locally mylonitic where ductile features are cut by brittle deformation as suggested by the presence of weak mylonitic fabric in rotated angular blocks and rubble in shear zones. The feldspars in the mafic-dominant intervals are commonly altered to pale green sericite. PG bands in the HBG are predominantly grey with more quartz than feldspar, becoming more feldspar-rich with depth. The HBG is distinguished from the BG by the presence of ductile fabric, decreased felsic content, the size, color, and shape of the "axe-head" sphene, and the alteration of feldspars in mafic-dominant bands of the HBG. Increased chloritization of biotite is common to the HBG along boundaries with PG.

The MG is similar compositionally to the HBG with the distinction of increased mafic content (70% to 80%), and a decrease in felsic-dominant augens and bands. A mylonitic texture is commonly observed and typically subtle but can be spectacular with bold "S"-type folds. The mafic-dominant bands of the MG can be distinctly schistose. PG bands in the MG are whiter than grey with an increase in feldspar content. The felsic grains in the mafic-dominant intervals are predominantly plagioclase>orthoclase with 2-10 vol.% quartz, locally up to 50% by volume.

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Miocene and Pliocene sandstone, conglomerate, siltstone, and sparse basalt interbeds unconformably overlie the mineralized gneissic rock.

7.4 Structure

Oligocene northwest-striking dextral strike-slip faults and north-striking extensional faults are the dominant control of gold mineralization at Mesquite Mine. The fault sets mutually cut each other and thus, likely formed contemporaneously. Post-mineral deformation reactivated the northwest- and north-striking fault systems and developed a northeast-striking left-lateral oblique slip fault set, which cuts and offsets the earlier north- and northwest-striking fault sets and disrupts the gold-bearing ore bodies.

7.5 Alteration

The alteration observed in pit exposures and drill core is largely confined to narrow fracture selvages as sericite and/or chlorite, quartz ± adularia veins and breccias, and ankerite-dolomite veins and breccias. The alteration intensity is directly related to hydro fracture density and is better developed in the BG than the HBG or the MG.

Figure 7-3 and Figure 7-4 illustrate the local geology of the Mesquite Mine area.

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Figure 7-3: Property Geology

8000 E
10000 E
12000 E
14000 E
16000 E
18000 E
20000 E
22000 E
14000 N
12000 N
10000 N
8000 N
6000 N
4000 N
N
NORTH HALF SECTIONS
CHOLLA
LENA
BIG CHIEF
GOLD BUG
CHEROKEE
RAINBOW
PANHANDLE
EAST RAINBOW
VISTA PAD
RUBBLE RIDGE
BAYHORSE
VISTA
LEACHPADS
0
1000
2000
Feet
Legend:
STRATIGRAPHY
Mine Dumps/Leach Pads
QUATERNARY/ TERTIARY
Quaternary/Tertiary Alluvium
Quechan Volcanics
CRETACEOUS
Muscovite Granite
MESOZOIC-JURASSIC
Pegmatite
MS-Muscovite Schist and Gneiss
BG-Biotite Gneiss
HBG-Hornblende-Biotite Gneiss
Alaskite
MG-Mafic Gneiss
Mesozoic Intrusives
Winterhaven Fm.
STRUCTURE
Fault
Interfault
Contact
Figure 7-3
Equinox Gold
Mesquite Mine
Imperial County, California, U.S.A.
Property Geology

NOTE:
Mesquite Mine Geology 1997, Based on Pit and District Mapping. Modified from Manske, 1991, Morales, 1994 and Willis and Tosdal, 1992.

February 2019 **Source: Independent Mining Consultants Inc., 2006.**

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Figure 7-4: Typical Cross Section

AA' CROSS SECTION THROUGH BIG CHIEF & CHOLLA

A | A'

SW
BIG CHIEF
CHOLLA
NE
Tc
MS
Bg
Hbg
MG
Current Pit Profile
>0.005 oz/st Au

BB' CROSS SECTION THROUGH VISTA & EAST RAINBOW

B | B'

SW
VISTA
EAST RAINBOW
NE
Tc
Bg
Hbg
MG
>0.005 oz/st Au

NOTE: Cross sections are through gold deposit areas(s)

Figure 7-4

Equinox Gold

Mesquite Mine

Imperial County, California, U.S.A.

Typical Cross Section

February 2019

Source: Independent Mining Consultants Inc., 2006.

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7.6	Mineralization

Della Libera (2011) reports the mineralization and alteration distribution is directly related to host rheology and is characterized by veins and breccias. The principal types of mineralization defined at Mesquite Mine are as follows:

•	early epidote - quartz veinlets overprinted by chlorite veinlets
•	two-stage siliceous matrix breccia (SMBX) developed along faults planes with quartz-adularia matrix ± pyrite
•	quartz ± adularia ± pyrite ± electrum veinlets with sericite halos
•	ankerite ± dolomite ± pyrite veinlets
•	bleached zones on fault planes with green sericite ± pyrite

The following description of the mineralogy was summarized from a document written by Newmont personnel describing the Mesquite Mine operation (Smith et al., 1999) and reported in the Technical Report prepared by Independent Mining Consultants, Inc. (IMC) entitled “Mesquite Gold Project Imperial County, California, USA, Technical Report”, dated May 26, 2006.

Gold occurs at Mesquite Mine as both submicron disseminated and coarse gold. All documented gold occurrences are native gold, and classification has been based on silver content and grain size. A silver-free native gold is the most common type in the oxidized zone. It occurs in particles less than five microns, although clusters up to 100 µ are common in fault zones. Gold grains are subhedral to anhedral in shape, with anhedral morphology predominating. In general, the grains are characterized by irregular, ragged boundaries, and equant to an elongated shape. Gold within the oxide portion of the deposit is commonly associated with goethite pseudomorphs after pyrite and mica minerals. Later stage gold (less than five microns) is found along the cleavages of the micas.

A second type of gold is the silver-bearing (5% to 20%) coarse (10 µ to 600 µ) gold. Its average size is 30 µm to 50 µm and it is typically found in the unoxidized zone, and only occasionally in the oxidized zone. Grains have octahedral morphology, with cuspate to sharp boundaries. Gold specimens are usually bright yellow electrum, with minor inclusions of galena and pyrite. Silver- bearing gold is associated with quartz-adularia pyrite veins containing arsenopyrite, magnetite, and chalcopyrite.

Visible gold has been identified throughout Mesquite Mine. Small flakes, less than 50 µm, of free “flour” gold have been found within the oxidized gouge and clay fault zones. The flour gold is thought to be a result of remobilization during oxidation and is supergene in nature. Gold is typically associated with titanium oxides (rutile) and hematite. These zones are limited in extent (one inch to three feet wide, with three feet to fifty feet of strike length) but can be extremely high grade. Selective sampling indicates typical gold values of 1.0 opt to 2.0 opt Au, with a high of 35.9 opt Au recorded in Big Chief.

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Coarse-grained hypogene gold has also been noted with more frequency and larger size in the unoxidized portion of the deposits. Recent test work on non-oxidized ore indicates 65% to 78% of the gold is liberated free milling gold, 13% is associated with refractory sulphide minerals, and the remainder is associated with iron oxides and carbonates. Grain size ranges from 10 µm to 600 µm, with no textural indications of re-mobilization. Coarse gold generally occurs as electrum within quartz veins (occluded and void fill), while the refractory portion is found within overgrowth rims of arsenopyrite, chalcopyrite, and pyrite.

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8	DEPOSIT TYPES

The following description of the deposit types was summarized from the Technical Report prepared by IMC entitled “Mesquite Gold Project Imperial County, California, USA, Technical Report”, dated May 26, 2006.

The gold mineralization at Mesquite Mine was deposited in an epithermal setting, within 500 to 1,000 ft of the surface. The majority of the economically attractive mineralization is found in the biotite gneiss and hornblende-biotite gneiss, while the mafic gneiss and intrusive rocks are generally less mineralized. Gold mineralization is found both disseminated and vein hosted within these units. The majority of the veining is controlled by faults and fault junctions, which have moderate to steep dips.

The gold mineralization dominantly occurs in two types:

•	pods of mineralization limited in lateral and vertical extent at fault intersections
•	trends of mineralization along faults

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9	EXPLORATION

The main approach, used by previous operators, to exploration of the Mesquite Mine deposit and surrounding area, is to test for the presence of gold mineralization using exploration drilling as described in Section 10.

Equinox Gold intends to continue testing for extensions of the existing resource where there is evidence the deposit remains “open” to expansion. The proposed exploration drilling to test for expansions of the deposit is included in Section 24 and Section 26.

Equinox Gold geologists feel the distribution of gold mineralization in the Mesquite Mine deposit is controlled, to some degree, by structural features. As a result, the company will undertake a mapping campaign, including the generation of a detailed structural model, which will further support future exploration activities.

In the fall of 2018, Equinox Gold began testing some of the historical waste dumps on the Mesquite Mine property as a source for potential leach material. This initial testing involved drilling a series of holes using a blast-hole drill rig. Although this is not considered optimal equipment for collecting representative samples from broken rock piles, and drilling was limited to a depth of 30 ft., the initial results are encouraging. Some examples of sample grades collected during this test program are listed in Table 9-1 below. Equinox Gold has developed a program that will drill-test these waste piles for contained grade and material type properties (see Section 24 and Section 26).

Table 9-1: Examples of Initial Samples Collected from Waste Dumps in 2018

Pit/Dump Area	Bench	AuFA (opt)	AuCN (opt)
NW Brownie	820	0.0246	0.0113
NW Brownie	820	0.0075	0.0055
NW Brownie	820	0.0088	0.0088
NW Brownie	820	0.0128	0.0146
NW Brownie	880	0.0121	0.0124
NW Brownie	880	0.0058	0.0051
NW Brownie	880	0.0058	0.0047
NW Brownie	880	0.0120	0.0095
VW2 230 Dump	820	0.0095	0.0088
VW2 230 Dump	820	0.0133	0.0062
VW2 230 Dump	820	0.0594	0.0215
VW2 230 Dump	820	0.0106	0.0077
VW2 250 Dump	940	0.0055	0.0051
VW2 250 Dump	940	0.0137	0.0113
VW2 250 Dump	940	0.0154	0.0124
VW2 250 Dump	940	0.0121	0.0051

NOTE: (samples collected using blasthole drill over approximately 30-foot intervals)

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10	DRILLING

Drilling on the Project has totalled approximately 3.1 million ft. in 6,955 holes of which WMMI drilled approximately 322,525 ft. in 727 holes. Of the total holes drilled to date, 118 holes in the database were exploratory in nature, and tested for satellite deposits.

The holes were mostly drilled vertically. In general, the disseminated mineralization is flat-lying or with a moderate 16° southwest dip and therefore the vertical drilling provides an appropriate measure of the true mineralization thickness.

10.1	Drilling by Previous Operators

The pre-WMMI drilling comprises 2.7 million ft. of drilling in 6,221 drill holes, most of which are RC holes. A total of 103 holes in the database were diamond drill holes. During the early development of the property, 128 of the RC drill holes were deepened by diamond drilling below the water table. A total of 13 PQ core holes drilled for metallurgical testing, were not found in the current drill hole database. Most of the drill holes were vertical holes and have not been downhole surveyed.

The drill hole locations are illustrated in Figure 10-1.

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Figure 10-1: Drill Hole location Plan

31
32
33
34
6
5
4
3
7
8
10
18
17
16
Highway 78
N
0 1000 2000 3000 4000
Feet
February 2019

Figure 10-1

Equinox Gold

Mesquite Mine

Imperial County, California, U.S.A.

Drill Hole Location Plan

Source: *Equinox Gold, 2019.*

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10.2	Reverse Circulation Drilling and Logging

Gold Fields completed most of the RC drilling on the property; more than 5,000 holes for 2.4 million feet. The methods used by Santa Fe and Newmont have not been documented.

The initial sampling by Gold Fields on the RC drilling was completed using two field samplers to collect and quarter each 2.5 ft. drill interval from a Jones riffle beneath the drill cyclone. Approximately 85% of the samples were dry. Wet sampling was completed by a rotary wet sampler located beneath the drill cyclone and during wet sampling, flocculent was added to aid the settling of fines.

Portions of each 2.5 ft. interval bags were poured into sieves and washed. The washed samples were then placed into trays to half fill the cells in the trays. The sample chips in the trays were then logged by a company geologist. No sample trays are available because the trays were discarded before WGI acquired the property.

10.3	Core Drilling and Logging

Core drilling was generally completed using HQ core, which was transported to Yuma, Arizona, where it was cleaned and photographed. The core was logged, marked, and rock quality designation (RQD) measurements were taken from each five-foot interval. Core recovery information is not available in the database. The core from the various drill campaigns were discarded before WGI acquired the property.

10.4 Twin Hole Comparison

Gold Fields drilled two pairs of twin RC diamond drill holes during the preproduction exploration. They concluded the assays showed the same overall distribution of gold grades although with high local variation. The correlation coefficient for the paired composites is 55%; the mean value of the core composites (20 ft.) was 0.028 opt Au; and the mean of the RC composites (also 20 ft.) was 0.027 opt Au. The coefficient of variation was 1.3 for the core composites and 0.9 for the RC composites (Bechtel, 1984).

Mine Development Associates (MDA) found and reported in its December 2004 Technical Report, that a number of the vertical diamond drill holes had been drilled within 25 ft. of vertical RC drill holes. MDA compared 32 core holes with nearby RC drill holes representing approximately 10,000 ft. of compared data. This comparison showed significant differences between some of the holes (Table 10-1), indicating the RC assays tend to return higher assays than comparable core assays.

In its 2006 technical report, IMC concluded though it was possible there was a bias in the RC samples, resource modelling methods employed at the property, particularly capping of high- grade assays to get models to conform to production results, must have compensated for this bias. This is supported by the performance of the resource models to the actual mined tonnage.

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Table 10-1: Twin Hole Comparison

Core Holes			RC Hole			Interval		Footage	Core (opt Au)	RC (opt Au)
Hole #	East	North	Hole #	East	North	From (ft)	To (ft)
LDH-01	12948	9925	MR-1995	12943	9914	275	540	265	0.029	0.032
LDH-02	12804	10065	MR-0809	12791	10062	135	500	365	0.015	0.020
LDH-03	12752	10020	MR-1824	12742	10012	205	460	255	0.019	0.019
LDH-04	12687	9970	MR-1830	12694	9961	165	440	275	0.014	0.021
LDH-05	12889	9964	MR-0811	12877	9963	250	520	270	0.017	0.036
LDH-08	12044	10582	MR-1700	12049	10586	75	380	305	0.014	0.018
LDH-09	12188	10616	MR-0780	12198	10621	75	420	345	0.013	0.059
LDH-10	12200	10507	SM-0484	12193	10503	135	380	245	0.018	0.015
LDH-11	12895	10069	MR-0678	12883	10063	135	540	405	0.014	0.050
LDH-12	12375	10283	MR-0671	12389	10294	105	360	255	0.012	0.021
LDH-13	12563	10140	MR-0178	12581	10152	225	360	135	0.034	0.049
LDH-14	11664	10574	MR-1731	11659	10576	100	330	230	0.024	0.024
LDH-15	11513	10529	MR-0798	11508	10523	115	480	365	0.023	0.025
LDH-18	12325	10442	MR-1717	12342	10457	55	400	345	0.013	0.012
LDH-20	11648	10578	MR-1731	11659	10576	100	420	320	0.030	0.028
LDH-21	11232	10963	SM-1488	11243	10963	260	500	240	0.011	0.158
VDH-01	17173	6997	MR-0479	17181	7004	0	200	200	0.035	0.012
VDH-02	17039	7039	MR-1219	17052	7029	0	400	400	0.012	0.020
VDH-04	17362	7149	MR-1388	17351	7158	65	300	235	0.032	0.028
VDH-05	17442	7056	MR-1230	17450	7037	160	360	200	0.040	0.063
VDH-07	17257	7234	MR-1220	17277	7248	0	300	300	0.016	0.012
VDH-09	17071	7271	MR-1367	17059	7259	0	360	360	0.024	0.014
VDH-10	17191	7170	MR-2982	17198	7165	0	470	470	0.015	0.030
VDH-11	18033	7051	MR-1339	18044	7052	85	500	415	0.024	0.033
VDH-12	16307	7105	MR-0969	16302	7106	15	300	285	0.006	0.046
VDH-13	16743	7137	MR-1216	16757	7152	15	500	485	0.011	0.016
VDH-14	18012	7196	MR-0089	18005	7184	45	380	335	0.025	0.024
VDH-16	16391	7180	MR-0349	16399	7200	20	300	280	0.033	0.014
VDH-17	18140	6949	MR-1253	18144	6963	120	555	435	0.038	0.104
VDH-18	18177	6997	MR-0613	18187	7000	100	550	450	0.148	0.039
VDH-19	18135	7134	MR-1310	18137	7151	95	360	265	0.019	0.026
VDH-21	17176	6994	MR-0479	17181	7004	0	260	260	0.011	0.011
Totals								9,995	0.026	0.033

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The following description of the sample method and approach was summarized from the Technical Report prepared by IMC entitled “Mesquite Gold Project Imperial County, California, USA, Technical Report”, dated May 26, 2006.

10.5	Reverse Circulation Sampling

Gold Fields initial sampling on the RC drilling was completed using two field samplers to collect and quarter each 2.5 ft. drill interval from a Jones riffle located beneath the drill cyclone. The succeeding 2.5 ft. interval split was combined to produce a quarter split of the five-foot interval. This sample generally weighed 25 to 30 lbs. This sample was placed in bags and trucked to Yuma, Arizona to the Gold Fields in-house sample preparation facility. The samples were dried in Yuma prior to processing.

Details of Santa Fe and Newmont sampling methods have not been documented.

10.6	Diamond Drill Core Sampling

The whole core was transported to Gold Fields in-house sample preparation facility in Yuma, Arizona. The whole core was reduced with the primary size reduction done with a jaw crusher followed by secondary crushing with a roll’s crusher. After crushing, the sample preparation was similar to RC drilling.

10.7	Blasthole Drilling

In addition to the drilling data, over 650,000 blasthole samples were taken during mine operations from 1985 to 2001. Blastholes were drilled on 19 to 24 ft. spacing on each bench to define the ore and waste boundaries while mining. The blasthole samples were collected by the blasthole driller using a through-the-deck “rocket” sampler and assayed at the mine laboratory using methylisobutylketone (MIBK) gold dissolution and atomic absorption assaying.

The assay information for most of this data is available in a database. Historically, the blasthole database has been used to reconcile the various resource models developed for the property. This means on a continuous basis, a key step in the development of resource models was the comparison of how the modelling techniques performed compared to these historic data. IMC also used this data to reconcile the model on which the current mineral resource estimate is based.

10.8	Comments Regarding Sampling Method and Approach

The sampling methods and approaches used for the sampling of the Mesquite Mine deposit are consistent with the deposit and mineralization type. Though the data is historic in nature, the descriptions provided indicate the sampling was done correctly. IMC (2006) reported they were not aware of any deficiencies in sampling methods or sample recovery that would impact on the reliability of the results.

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In AGP’s opinion, the sampling method and approach are appropriate for mineral resource estimation. Although the data is historic and details of the Santa Fe and Newmont sampling methods have not been documented, the mineral resource estimates versus actual production reconciliation has been reasonable and therefore minimizes these issues.

10.9 Drilling by WMMI

WMMI drilled 727 holes for a total of 322,525 ft. Diamond drilling accounted for 35,404 ft. in 36 holes.

10.10 Reverse Circulation Sampling

Drilling is always done wet. Samples are taken every five feet. The samples weight ranges from 5 to 50 lbs., however, sampling plates in the cyclone are modified as needed to produce a typical sample weight of 30 to 40 lb.

The sample splitter on the drill rig is washed out at least every drill rod (i.e.: every 10 or 20 ft. depending on the type of drill). A five gallon bucket with a “rice” bag collects the sample under the cyclone discharge chute. Flocculent is sometimes used to help settle out the fines.

Duplicate samples are taken on a random basis at the rate of one per 140 ft. of drilling, at approximately a 30:1 ratio (i.e.: five to six duplicates are taken for an 800 ft. hole).

Sample bags and tags are pre-numbered in the office by the WMMI drilling crew and stacked on the ground in order of drill hole. Samples typically sit for at least five days in the field to dry before being collected by the WMMI drilling crew and prepared for shipping to an off-site laboratory for assays.

10.11 Diamond Drill Logging and Sampling

Drill core was transported daily in sealed cardboard core boxes from the drill site to the core logging facility on site. The front of each core box was marked with consecutive box numbers, drill hole number, and drilled interval at the rig, and a wood block was inserted for each run drilled.

At the core logging facility, the project geologists marked intervals to be sampled and logged the core before each box was photographed and then split. The core recovery and rock quality data were collected between driller’s block intervals and core recovery was also recorded for each sample interval. The core was continuously sampled at five foot intervals. The core was logged noting lithology, alteration, mineralization, and structures. Core descriptions and geotechnical measurements were entered directly onto a laptop using Core View digital logging software.

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Sampling was completed using a core saw for all competent rock intervals and using a core splitter for friable material such as fault gouge. For each sample interval, one-half split of the core was placed in consecutively numbered plastic bags with correspondingly numbered sample tickets. The other half was placed back into the original core box and a corresponding numbered ticket was stapled inside the box for each interval sampled. The boxes of split core were placed in secured storage inside the core storage facility.

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11	SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1	Pre-WMMI

The following description of the sample method, analysis, and security was summarized from the technical report prepared by IMC entitled “Mesquite Gold Project Imperial County, California, USA, Technical Report”, dated May 26, 2006.

11.2	Sample Security

The samples were collected, split, and placed in sealed bags at the drill site and transported to the Mesquite Mine exploration sample preparation facilities located in Yuma, Arizona, by company employees. The sample pulps were prepared in Yuma and shipped to assay laboratories. Most of the samples were shipped to Gold Fields assay laboratory facilities in Lakewood, Colorado. Although the procedure used by Santa Fe or Newmont has not been formally documented, the only probable change to sampling protocol would be that the Yuma office was closed during this time resulting in sample preparation work being done at the mine site.

11.3	Drill Sample Preparation and Analysis

RC drill samples, core samples, and bulk samples (from the decline), were treated at the Gold Fields sample preparation facility in Yuma, Arizona. The previously prepared 40 lb bulk sample and the drill samples were crushed to minus 10 mesh and then split in a Jones splitter to approximately one pound. This sample was pulverized to minus 150 mesh and split into four pulps. One of these pulps was fire-assayed at Gold Fields laboratory in Lakewood, Colorado. Check assays were run on 20% of the samples by submitting a second pulp to either Skyline Laboratory or Barringer Laboratory. The check assays made on the duplicate pulps were noted to agree with the original assay with no bias and 95% correlation coefficient. It is unknown if the aforementioned laboratories were certified.

During sample preparation, periodic checks were made for coarse gold by running the reject material through a Denver gold saver and carrying out both visual and quantitative assessments of the results (Bechtel, 1984).

Due to the historic nature of the Mesquite Mine assay data, the certification applicable to the Barringer and Skyline laboratories during the course of their work is not known. Both were commercial laboratories that were heavily relied on by the mining industry during that time. It is also reported that a significant number of the assays were done by the Gold Fields facility in Lakewood, Colorado. Note that much of the Gold Fields laboratory analyses would have been in the areas of Big Chief which have been mostly mined out and would not be a major factor for future production.

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11.4	Quality Assurance/Quality Control, Check Samples, Check Assays

According to Bechtel (1984), Gold Fields prepared all drill samples (both core and RC) and the bulk samples from the decline at its sample preparation laboratory in Yuma, Arizona. After the samples were fire assayed at the Gold Fields laboratory in Lakewood, Colorado, check assays were done on approximately 20% of the samples. A second duplicated pulp was assayed by either Barringer Laboratory or Skyline Laboratory.

Gold Fields comparison of 1,383 check assays, with the corresponding original assays, shows a good correlation of the two sets of data. The means were within approximately 5% and the correlation coefficient was 95%.

The Quality Assurance/Quality Control (QA/QC) procedures by Santa Fe or Newmont have not been formally documented, but QA/QC, check samples, and check assays were done as evidenced by information in the hard copy files existing for each individual hole. In addition, a program of soluble cyanide assaying was performed along with the fire assaying.

Figure 11-1 illustrates the sample preparation and assay procedure. In AGP’s opinion, the sample preparation, security, and analytical procedures were adequate for Mineral Resource estimation.

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Figure 11-1: Assay lab Sample Preparation and Assaying Procedure

QA/QC FOR DRILLING SAMPLES
Split
Log sample in the Lab.
Dry entire sample
Crush entire sample to >70% -2 mm.
ALS CHEMEX
CODE: PREP 31B
Blend, Split
Reject -2 mm.
1 @ 20 samples to check in another Lab.
1 Kg.
Pilverize, 85% passing 75 micron.
1 AT Fire Assay
1 @ 20 samples to check in another Lab.

Figure 11-1

Equinox Gold

Mesquite Mine

Imperial County, California, U.S.A.

Assay Lab Sample Preparation and Assaying Procedure

February 2019 ***Source: Independent Mining Consultants Inc., 2006.***

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11.5	WMMI

11.5.1	Sample Security

Drill core and RC samples were palletized with a security tag and transported by truck from the Mesquite Mine to the American Assay Labs (AAL) facility in Sparks, Nevada. The shipments were done using a transport service company recommended by AAL and scheduled at least once per week.

11.6	Sample Preparation and Analysis

At AAL in Sparks, all samples were inventoried and entered into an electronic tracking system prior to sample preparation. All samples were prepared as shown on the flow chart in Figure 11-2.

All samples were analyzed for gold using a 50 g fire assay with an atomic absorption (AA) finish (AUFA50-AAS/ICP) and Au CN Soluble (AUCNSO). A one-kilogram pulp was returned from each sample and stored in the core storage facility at the Mesquite Mine site. Assay results were transmitted electronically to New Gold, Inc. VP Exploration, and the Mesquite Mine Sulfide Project Manager. Hard copy certificates were mailed to the Mesquite Mine office in California.

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Figure 11-2: Sample Preparation Flow Chart

Samples Received – Work Order # assigned – Samples ordered sequentially – Includes Standards and Blanks
Samples weighed
Entire sample crushed to that >90% passes -2mm (-10 mesh) and two splits made
1,000 g for pulverizing and assay; split pulverized so>90% passes -200mesh
Remaining reject used to produce the CRD 1:20
300 g Split of pulverized material for Fire Assay and CN soluble (50 g)
Lab Repeat 1:10
Reject PRD 1:20 (300 g)
1,000 g for pulverizing and assay; split pulverized so>90% passes -200mesh
300 g Split of pulverized material for Fire Assay and CN soluble (50 g)
Lab Repeat 1:10
Remaining reject into original sample bag and discarded.

Figure 11-2

Equinox Gold

Mesquite Mine

Imperial County, California, U.S.A.

Sample Preparation Flow Chart

February 2019

***Source:** Equinox Gold, 2019.*

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11.7	Quality Assurance/Quality Control

The QA/QC program comprised submission of Certified Reference Material (CRM), blanks, and duplicate samples into the sample stream. The project geologist and database manager reviewed the results. QA/QC assays that fall outside the acceptable limits require a re-assay of ten samples before and after the non-compliant sample.

11.7.1	Certified Reference Material

During the 2010-2011 drilling program and the first half of the 2013 drill program WMMI submitted 610 CRMs at the rate of approximately one in ten samples. The CRMs were supplied by Geostats Pty Ltd, New Zealand and represent the expected range of values at the mine. The specifications of the CRMs are summarized in Table 11-1.

Table 11-1: Certified Reference Material

Supplier	Standard Reference No.	Samples Returned	Expected Grade (g/t Au)	Standard Deviation (g/t Au)
Geostats Pty Ltd	G300-8	105	1.07	0.06
	G312-7	54	0.22	0.01
	G901-7	144	1.52	0.06
	G901-9	60	0.69	0.04
	G907-2	91	0.89	0.06
	G909-7	156	0.49	0.03

The conventional approach to setting reference standard acceptance limits is to use the expected assay ±2 standard deviations. Only 3% of the assays would be expected to fall outside the limits and values would be expected to be randomly distributed about the standard’s expected value. Five CRMs, less than 1% of the 610 submitted were outside the limits. The results for G312-7 were on average 7% below the expected value, however, in absolute terms it was only 0.01 g/t Au.

Drill programs in 2015 and 2016 followed the same protocols as used in previous drill campaigns. Forty-two (42) CRMs, 2% of the 1,953 submitted, were outside limits. All failures were addressed by remedial assaying. There were no quality issues regarding the standard reference materials from the 2015 and 2016 drilling that would preclude their use in resource estimation.

In AGP’s opinion, the results support the integrity of the database used for mineral resource estimation. The control charts for results of the six CRMs are illustrated in Figure 11-3.

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Figure 11-3: Control Charts - Certified Reference Material

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11.7.2	Blank Samples

WMMI inserted 482 blank samples into the sample stream to check for contamination, drift, and tampering. Blank samples comprised waste from a barren rhyolite outcrop on the Mesquite Mine site as well as samples used by the on-site laboratory.

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WMMI inserted 1,200 blank samples in the 2015/2016 drill program sample stream. Blank samples comprised silica sand pulps from commercial suppliers as well as samples used by the on- site laboratory.

In AGP’s opinion, the blank samples should have a maximum acceptance level of 0.01 g/t Au. The results demonstrate that:

•	97.9% of the control blanks returned values within the maximum acceptance level
•	1.2% of the control blanks returned values between 3 and 4 times the detection level
•	0.9% of the control blanks returned values greater than 4 times the detection limit

In AGP’s opinion, the results indicate minimal evidence of contamination, drift, or tampering.

11.7.3	Field Duplicates

WMMI submitted 298 split core duplicates and 376 split rotary sample duplicates during the 2010-

2011 and 2013 drilling programs. Duplicate samples are used to monitor data variability as a function of sample homogeneity. In AGP’s opinion the results of the field duplicates support the use of the database for Mineral Resource estimation. Figure 11-4 and Figure 11-5 illustrate the results of the field duplicate sample program.

Figure 11-4: Field Duplicates - Split Core

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Figure 11-5: Field Duplicates - Rotary Splits

11.7.4	Pulp Duplicates

WMMI submitted duplicate pulp samples from 309 split core samples and 386 split rotary samples during the 2010 and 2013 drilling programs. In AGP’s opinion the results of the pulp duplicates support the use of the database for Mineral Resource estimation. Figure 11-6 and Figure 11-7 illustrate the results of the pulp duplicate sample program.

WMMI submitted 2,270 duplicate pulp samples from the 2015/2016 drill programs, following the same protocols as used in previous drill programs. There were no quality issues regarding the assays from the 2015 and 2016 drilling that would preclude their use in resource estimation.

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Figure 11-6: Pulp Duplicates - Split Core

Figure 11-7: Pulp Duplicates - Rotary Splits

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12	DATA VERIFICATION

The following description of the data verification was summarized from the Technical Report prepared by IMC entitled “Mesquite Gold Project Imperial County, California, USA, Technical Report”, dated May 26, 2006.

12.1	Bulk Samples by Gold Fields

In 1982 and 1983, a decline and crosscuts were developed in the Big Chief deposit to provide material for a pilot heap leach and to obtain geologic information in the deposit. A total of 2,390 ft. of underground development was completed. Each blast round of approximately 40 tons was split into two portions, one for metallurgical testing and the other for assaying. A total of 58 rounds were bulk sampled. Table 12-1 shows a comparison of model blocks estimated from the decline samples with the same model blocks estimated using only the drill data. It can be seen the means of the two data sets compare very well at 0.052 opt and 0.051 opt, respectively. The low correlation coefficient, however, indicates on a round-by-round basis there was considerable variability between the bulk and drill sample results. The results of the study demonstrate a mineral resource estimate should be reliable on a global basis, but less so on a smaller scale.

12.2	Other Early Gold Fields data Checks

Bechtel (1984) reported that Gold Fields compared the results of RC and core drilling and concluded there was no bias in either type of drilling. During the initial reserve estimation, Gold Fields also made a comparison of block estimates based on drill holes with block estimates based on four or more bulk samples within each block. The mean grades of 50 blocks were within 2%. In addition, Gold Fields made a comparison of the grade estimates for 1,122 blocks based on 141 ft. spaced drilling with grade estimates of the same blocks based on drill spacing averaging less than 100 ft. The difference in the means of the block estimates was less than 1%, although individual blocks did not compare well (Bechtel, 1984). The results are summarized in Table 12-1.

Table 12-1: Comparison of Block Estimates from Decline vs. Drill Holes

Item	Drill	Decline
Mean - opt Au	0.052	0.051
Minimum Grade - opt Au	0.010	0.010
Maximum Grade - opt Au	0.099	0.175
Standard Deviation	0.018	0.034
Number of Blocks	50	50
Correlation Coefficient	12.70%	12.70%

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12.3	MC Data Comparison and Comments

IMC (2006) did a comparison of the drilling data with the blasthole data by pairing drill hole composites with the closest blasthole within 10 ft. The summary statistics compared well, indicating good agreement between these two key data sets.

IMC (2006) believed the sampling database at Mesquite Mine was adequate to develop the resource model, mineral resource estimate, and ultimately the mineral reserve estimate to the level of accuracy required for the feasibility study.

The MDA analysis presented in Section 11 indicates the possibility that the RC data are slightly high biased compared to core. IMC proposed that, if this was true, it had been accounted for in the resource modelling, mostly due to, in the opinion of IMC, fairly aggressive grade capping. The comparison of blasthole data to RC data does not show this bias.

12.4	Checks

Original assay results from the individual drill programs are located in the hard copy files containing drill hole logs and assay sheets. In 2014 RPA compared the assays from the original assay certificates with the entries in two diamond drill logs and found no errors.

12.5	Conclusion

The data is adequate to use as the basis for resource estimation and reserve definition.

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13	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Metallurgical Testing

13.1.1	Historical Testing

Previous operators of the Mesquite Mine have completed several metallurgical test work programs focused on heap leaching. These programs have been completed on-site and by industry recognized commercial laboratories. The results of this work have been reported extensively in other technical reports (IMC, MDA, RPA) and for the sake of brevity will not be addressed in this technical report.

13.1.2	Recent Column Testing: Site Run Column Tests- Heap Leach Feed

As part of the heap leach control and operating philosophy at the Mesquite Mine, column tests are conducted on material corresponding to different production periods. Recently these have been based on mined ore blocks. These column tests on conduced on composites of the heap leach feed and run on an as-received basis with no size reduction or additional lime added.

These testing programs include at a minimum the following:

•	Direct Head Analyses, including:
o	Column Test Fire Assay Head Assays
o	Column Test Cyanide Soluble Head Assays
o	Column Test Feed Sieve Analysis with Assays
o	Column Test Fire Assay Tail Assays
o	Column Test Cyanide Soluble Tail Assays
o	Column Test Tailing Sieve Analysis with Assays

The following figures illustrate the distributions of the pertinent heap leach feed column test KPI’s available at the time of writing. The dark shaded block sections correspond to column tests having gold recoveries lower than 65% based on the calculated head grades.

The Heap Leach column, test gold, head grade, and recovery distributions with pertinent statistics are presented in the following figures. All assays are in troy ounces per short ton (opt). Figure 13-1 represents the direct head gold fire assays for the column tests. Figure 13-2 shows the column test calculated gold head grades based on the individual column test mass balances or Gold Extracted + Gold in Residue. Figure 13-3 is the Au recovery based on the calculated head grades for the column test data.

The median and mean fire assay gold head grades are 0.0100 opt and 0.0105 respectively as shown in Figure 13-1. The fire assay head ranged between 0.0035 opt and 0.0353 opt with an upper quartile (75%) of 0.0120 opt. Low metallurgical performance column tests (dark zones) appear to be randomly distributed throughout the population. The 0.0353 opt assay is considered an outlier but has not been culled from the data set which would influence the statistics to the high side.

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Figure 13-1: Column Test Fire Assay Head Grade Distribution

Figure 13-2: Column Test Calculated Head Grades - (Extracted + Tail Sieve Assay)

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Heap Leach Feed calculated gold head grade distribution and statistics are given in Figure 13-2. The mean and median calculated Au head grades were 0.0121 opt and 0.0116 opt, respectively. Interestingly, these are “measurably” higher than the direct head assays of the same population and call for a closer examination. The calculated head grades ranged between 0.0064 opt and 0.0187 opt with an upper quartile of 0.0137 opt.

Column test gold recoveries based on the calculated head grades are presented in Figure 13-3. As previously noted, column tests with Au recovery below 65 percent are identified as highlighted zones in the bar chart distributions. Mean gold recoveries for the Heap Leach Feed column tests was 68.7% gold with a median gold recovery of 72.1%. The gold recovery ranged between 40.2% and 90.4%, with an upper quartile of 80.75%. It should be noted that poor metallurgical response observed in the low recovery column tests appear to be a function of short leach cycles, i.e. 40 to 50 days and issues with leach solution chemistry, primarily pH.

Figure 13-3: Column Test Calculated Au Recovery Based on Calculated Head Grades

13.2	Production Data 2007 to 2018

The relevant production data to be considered is from July 2007, when the mine reopened, and year-end 2018. During this period approximately 187 million tons of ore containing 2,338,000 oz of gold have been placed on the heap leach pads with an average grade of 0.0125 opt Au. By December 2018, a total of 1,502,550 oz of gold had been produced, having an overall average recovery of 64.3%. A summary is provided in Annual apparent recoveries (annual ounce recovered / annual ounces stacked), for the period 2007 through 2018 are shown in Figure 13-4. The apparent recovery required roughly five years to reach steady state at c. 61% recovery. This is a function of the initial lag phase in leaching fresh ore in 2007 and 2008, as well as increases in tonnage and declining grades. Also, during 2016 there was an upset condition owing to issues with solution chemistry, namely pH and cyanide concentration, resulting in deferred production. This is seen in the increase in apparent recovery in 2017.

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Table 13-1 Mesquite Mine Production 2007 - 2018

Year	"Ore Placed" (tons)	"Au Grade" (opt)	"Au Placed" (oz)	"Au Produced" (oz)	"Annual Au Recovery" (%)	"Cum. Au Recovery" (%)
2007	978,886	0.0198	19,345	3,777	19.5%	19.5%
2008	9,023,477	0.0224	202,147	111,034	54.9%	51.8%
2009	14,422,500	0.0150	216,012	150,002	69.4%	60.5%
2010	12,485,147	0.0181	225,882	169,023	74.8%	65.4%
2011	12,933,811	0.0166	214,321	158,004	73.7%	67.4%
2012	15,988,000	0.0136	216,790	142,008	65.5%	67.0%
2013	15,760,000	0.0109	171,900	107,016	62.3%	66.4%
2014	14,936,000	0.0117	174,810	106,669	61.0%	65.7%
2015	22,032,000	0.0100	221,040	134,868	61.0%	65.1%
2016	20,911,000	0.0110	229,250	111,123	48.5%	63.1%
2017	22,959,000	0.0094	216,510	168,890	78.0%	64.6%
2018	24,640,700	0.0093	229,770	140,136	61.0%	64.3%
Total/Avg	187,070,521	0.0125	2,337,777	1,502,550	64.3%

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Figure 13-4: Annual Apparent Au Recovery: Annual Ounces Recovered/ Annual Ounces stacked.

Annual Au Recovery (%)

Gold recovery to date (2007 to present), is shown in Figure 13-5. The recovery curve peaked in 2011 at 67.4% and has declined to the 64% range since owing to increased tonnage to the heap, lower head grades, and higher mass fraction of the non-ox material being placed on the heap. It is reasonable that the previously reported gold recovery projections of 75% for oxide and 35% for non-ox, are correct.

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Figure 13-5: Restart to Date Cumulative Au Recovery.

2007 to Date Cum. Au Recovery (%)

The WMMI Monthly Operations Report for December 2018 provides the actual and budgeted production data for the year. A summary of this data is provided in Table 13-2.

Table 13-2: Mesquite Mine 2018 Year End Data

	Actual	Budget	Difference
Tons (000 t)	24,640	14,589	68.9%
Grade (g/t)	0.32	0.46	-30.4%
Contained Oz	229,740	196,152	17.1%
Produced Oz	140,136	146,294	-4.2%
Recovery	62.9%	69.6%	-9.6%

13.3	Recommendations

•	continue metallurgical testing of the heap leach feed
•	expand testing program to include composites that correspond with monthly reporting
•	develop metallurgical testing program to optimize leaching parameters for the non-ox material
o	review of historical test work data indicates higher recoveries are possible if the leach solution chemistry is properly controlled

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•	develop a proper solution management plant to minimize solution pumping to the heap
•	optimize leach pad lift stacking height
•	improve analytical methods for low gold ore types

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14	MINERAL RESOURCE ESTIMATES

14.1	Introduction

This report describes the approach used to develop the mineral resource estimate for the Mesquite Mine gold deposit located in southeastern California, USA. The resource estimate presented in this report is based on a database provided by Equinox Gold on January 5, 2017 and the resource block model developed during March of 2017. There has been no new delineation drilling at Mesquite Mine since that time therefore the March 2017 resource block model is still considered “current”. Mineral resources presented in this report are based on the resource- limiting, ultimate pit shell and topographic surface as at December 31, 2018.

This mineral resource estimate was prepared by Robert Sim P.Geo, SGI and Bruce Davis, FAusIMM, BDRC. Based on education, work experience relevant to this style of mineralization and deposit type, and membership in a recognized professional organization, both Robert Sim and Bruce Davis are independent QPs within the requirements of NI 43-101 for the purpose of the mineral resource estimations contained in this report. The mineral resource has been estimated in conformity with generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2003) and is reported in accordance with the Canadian Securities Administrators’ (CSA) National Instrument 43-101 (NI 43-101). Mineral resources are not mineral reserves, and they do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into a mineral reserve upon application of economic factors.

Estimations are made from 3D block models based on geostatistical applications using commercial mine planning software (MineSight® v11.50-1 March 2017, v15.0 December 2018). The project limits are based on imperial units using a nominal block size of 50 x 50 x 30 ft. (LxWxH). The majority of drilling prior to 2010 was conducted using vertical holes. Since 2010, drill holes have been inclined in reaction to what is interpreted to be subvertical, gold-bearing structures. Drill holes are generally drilled at 75-ft. intervals on cross sections spaced at 150-ft. intervals. Some more recent delineation drilling programs have resulted in a pattern of holes on a 75 x 75 ft. grid which often results in resources classified in the Measured category.

The resource estimate was generated using drill hole sample assay results and the interpretation of a geologic model that relates to the spatial distribution of gold in the deposit. Interpolation characteristics were defined based on the geology, drill hole spacing, and geostatistical analysis of the data. The database also contains limited sample results for cyanide soluble gold, but there is insufficient data present to support model estimations of this type. The resources were classified according to their proximity to gold sample data locations and were reported, as required by NI 43-101, according to the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014).

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14.2	Available Data

On January 5, 2017, New Gold provided the drill hole database in a series of Excel spreadsheet files containing collar locations, down-hole surveys, assay results, and logged geologic information. This data was formatted and loaded into MineSight®.

There is a total of 7,180 drill holes in the database with a total cumulative lengt of 3,107,565 ft. Approximately 120 of these holes are exploratory in nature, testing for satellite deposits. The remaining drill holes are located in the vicinity of the Mesquite Mine deposit, and the sampling results and geologic information from these holes have been used to generate the resource model. Figure 14-1 is a plan showing the distribution of drilling at Mesquite Mine.

Figure 14-1: Drill Hole Plan

The majority of drilling was conducted using vertical holes. Since 2010, drill holes have been inclined, primarily at an inclination of -60 degrees to the northeast. The inclined holes are in response to what mine personnel interpret to be subvertical structures that host the gold mineralization. Comparisons between vertical and inclined drill holes indicate the results from both vertical and angled holes are similar below 0.08 ounces per short ton (opt) Au and overall, the angled drill holes give slightly lower grades due to the presence of rare high-grade results within vertical drilling. Inclined holes consistently intersect grades greater than 0.08 opt Au, but the very highest grades come from vertical drill holes. These results suggest the vertical holes intersect vertical structures on rare occasions. The results do not suggest any bias exists that would require adjustment to the database.

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Holes are generally drilled at 75-ft. intervals on cross sections spaced at 150-ft. intervals. Infill holes on a 75 x 75 ft. pattern result in the upgrading of resources to the Measured category in some areas.

Comparisons have been made between the drilling of various vintages. In general, the results indicate the older drilling compares reasonably well with samples generated during recent programs conducted by New Gold. Drilling conducted from 1991 to 1995 tends to be slightly higher-grade in comparison to more recent drilling; however, no errors can be identified in these holes. Therefore, it is felt that grade adjustments or the exclusion of this set of older holes is not appropriate, and the overall effect on the resource estimate is relatively minor.

Only 47 of the holes in the database are diamond core holes. The remainder are rotary drill holes. There are no apparent differences in the results obtained from these two drilling methods.

The water table typically occurs between 250 and 300 ft. below surface. There are no indications the presence of groundwater has altered the distribution of gold content in the sample database.

There are 522,479 individual samples in the database. Samples range in length from 0.5 ft. to a maximum of 203 ft. It is likely the longest actual sample interval is 15 ft. There is a total of 79 samples with intervals greater than 15 ft., and these intervals all have gold grades of one half the detection limit; these are assigned grade values based on visual observations of the host (Tertiary) lithology. Almost 99% of the sample intervals are exactly 5 ft. long.

Although the original analyses have been reported predominantly in imperial units of ounces per short ton (opt), the original assay database contains gold grades in parts per million (ppm). These have been converted back to imperial units using the following formula:

Au opt = Au ppm / 34.286

A basic statistical summary of assay data for total gold content is summarized in Table 14-1.

Table 14-1: Summary of Sample Assay Data

Element	Number of Samples	Total Length (ft)	Minimum (Au opt)	Maximum (Au opt)	Mean (Au opt)	Standard Deviation
Gold	522,479	2,601,456	0.0001	15.2999	0.0101	0.0664

In 2010, New Gold began analyzing drilling samples for cyanide soluble gold. This information provides a measure of the degree of oxidation present in the rocks which can be related to potential recoveries achieved in the heap leach operation. Mesquite Mine geology personnel are using soluble gold information to help interpret surfaces representing the base of oxidation and the base of transitional material. The distribution of available cyanide soluble gold data is shown in Figure 14-2.

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Figure 14-2: Drill Hole Plan Showing the Distribution of Drill Holes with Cyanide Soluble Gold Data

The geologic information is derived from observations made during logging and includes lithology type and oxide domain (oxide, transition, sulphide) designations.

There was no recovery data provided with the sample database.

14.3	Geologic Model, Domains and Coding

New Gold provided a series of wireframe domains representing the geologic interpretations of the various lithologic units (Figure 14-3), oxide domains, and the location of the top of the water table. Also included were a series of seven structural domains representing a series of blocks separated by fault structures (Figure 14-4).

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Figure 14-3: Isometric View of Lithology Domains

Figure 14-4: Isometric View of Structural Domains

The interpretation of all faults, the top of the water table, and the lithology and structural domains were last updated in September 2013. This is not considered to be critical because they are not used to influence the distribution of gold in the block model. The base of the Tertiary rocks was last updated in May 2014.

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New surfaces representing the base of oxidation and base of transitional material have been interpreted by Mesquite Mine geologists. Re-interpretation of these surfaces uses a combination of sulphur and cyanide soluble gold data (where available). Oxide rocks are assumed to achieve greater than 75% leach recovery and transition rocks greater than 35% recovery.

14.4	Compositing

Compositing the drill hole samples helps standardize the database for further statistical evaluation. This step eliminates any effect that inconsistent sample lengths might have on the data.

To retain the original characteristics of the underlying data, a composite length was selected that reflects the average original sample length. The generation of longer composites can result in some degree of smoothing which could mask certain features of the data. Almost 99% of the samples in the database are exactly 5 ft. long, and as a result, a standard 5 ft. composite sample length was generated for grade estimations in the block model.

Drill hole composites are length-weighted and were generated down-the-hole; this means composites begin at the top of each hole and are generated at 5-ft intervals down the length of the hole.

Using the wireframe domains, sample intervals were assigned the various domain codes on a majority basis.

14.5	Exploratory Data Analysis

Exploratory data analysis (EDA) involves statistically summarizing the database to quantify the characteristics of the data. The main purpose of EDA is to determine if there is any evidence of spatial distinctions in grade; if this occurs, a separation and isolation of domains during interpolation may be necessary. An unwanted mixing of data is prevented by applying separate domains during interpolation: the result is a grade model that better reflects the unique properties of the deposit. However, applying domain boundaries in areas where the data is not statistically unique may impose a bias in the distribution of grades in the model.

A domain boundary, which segregates the data during interpolation, is typically applied if the average grade in one domain is significantly different from that of another domain. A boundary may also be applied when there is evidence a notable change in the grade distribution exists across the contact.

Note: Most of the boxplots and contact profiles presented in this subsection were generated during the development of the June 2014 resource model. The overall trends exhibited here are not affected by the addition of the relatively few new drill holes and, as a result, these boxplots and contact profiles have not been regenerated for this report.

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14.5.1	Basic Statistics by Domain

The basic statistics for the distribution of gold were generated by lithology type, structural block, oxide domain, and in relation to the water table. The results are presented in a series of boxplots.

The distribution of gold by lithology (rock) type is shown in Figure 14-5. The three main rock units contain similar distributions of gold. The granite and Winterhaven formations have relatively low gold grades as these are located predominantly north of the main deposit area. The mica schist also contains lower gold grades, but this is a relatively small domain containing less than 0.2% of the sample data.

Figure 14-5: Boxplot of Gold by Lithology Type

The distribution by structural fault block shown in Figure 14-6 shows higher grades in Domain 4 but also elevated gold grades in the neighbouring Domains 3 and 5. Visual review shows this general area of the deposit contains higher gold grades.

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Figure 14-6: Boxplot of Gold by Structural Fault Block

Figure 14-7 shows the grades are slightly higher in the area below the water table.

Figure 14-7: Boxplot of Gold Above and Below the Water Table

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14.5.2	Contact Profiles

Contact profiles evaluate the nature of grade trends between two domains: they graphically display the average grades at increasing distances from the contact boundary. Contact profiles that show a marked difference in grade across a domain boundary indicate the two datasets should be isolated during interpolation. Conversely, if a more gradual change in grade occurs across a contact, the introduction of a hard boundary (e.g., segregation during interpolation) may result in a much different trend in the grade model; in this case, the change in grade between domains in the model is often more abrupt than the trends seen in the raw data. Finally, a flat contact profile indicates no grade changes across the boundary; in this case, hard or soft domain boundaries will produce similar results in the model.

Contact profiles were generated to evaluate the change in gold grade across various domains that show some differences in the boxplot analyses. Figure 14-8 shows relatively minor change in gold grade between the three main lithologic units: biotite gneiss, hornblende biotite gneiss, and mafic gneiss.

Figure 14-8: Contact Profiles of Gold between Lithology Domains BG, HBG and MG

Figure 14-9 also shows essentially no change in gold grade between structural blocks 3, 4, and 5.

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Figure 14-9: Contact Profile of Gold between Structural Blocks 3, 4, and 5

Figure 14-10 shows only a very minor change in gold grade across the water table boundary. This is not considered a distinct difference between domains.

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Figure 14-10: Contact Profile of Gold Above and Below the Water Table

14.6	Conclusions and Modeling Implications

The EDA results indicate there are no significant differences in the properties in the distribution of gold between any of the various domains at Mesquite Mine. Minor differences occur between some domains, but these tend to be marginal and transitional in nature suggesting no distinct domains exist.

Visual review of sample data across the deposit shows the general distributions and trends of gold show subtle differences in various areas. Figure 14-11 shows a series of areas defined across the deposit. Areas 1 and 2 to the west, typically show more horizontal distributions of gold and Areas 3 and 4 to the east, show gently dipping trends to the southeast. These differences may reflect the structural fault blocks (although there are no significant grade changes seen across the boundaries between structural blocks).

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Figure 14-11: Plan View Showing Extent of Area Domains

Other comments regarding the areas outlined in Figure 14-11 are as follows:

•	In Area 1, the mineralization tends to be higher grade, with more distinct and continuous zones.
•	In Area 2, gold zones tend to be patchier in nature with moderate grades.
•	Area 3 has continuous, higher grade zones similar to Area 1, but with a gentle dip to the southeast.
•	Separated from Area 3 by about 1,000 ft., Area 4 has some continuous zones of gold, but these tend to be smaller. Area 4 contains lower average grades and it also exhibits a gentle dip to the southeast.

The differences between the areas described here are not distinct enough to support hard boundary conditions during interpolation. However, separate variograms have been generated for each of the four areas, and these are applied with soft boundary conditions (i.e.: mixing of sample data between area boundaries) during interpolation.

14.7	Probability Shell

With the absence of any domains that significantly control the distribution of gold in the deposit, a probability shell approach has been taken to generate a domain that encompasses areas likely to be mineralized from those that are not. Indicator values are assigned to 5-ft. composited drill hole sample data at a threshold grade of 0.0026 opt Au. Samples below this threshold are assigned a value of zero (0) and samples above are assigned a value of one (1). An indicator variogram is produced, and probabilities are estimated into model blocks using ordinary kriging. Visual review of the results shows a shell built with approximately a 40% probability threshold provides a best fit to the underlying sample data (i.e.: inside the shell there is a >40% probability the grade will be greater than 0.0026 opt Au). Samples and model blocks are then coded inside and outside of the probability shell and these are segregated during block grade interpolations. The shape and extent of the probability shell is shown in Figure 14-12.

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Figure 14-12: Isometric View of the Probability Shell

14.8	Bulk Density Data

There was no individual bulk density data present in the sample database. The following tonnage factors were taken from the 2010 RPA Inc. technical report: 13.58 ft3/ton for hard rock and 15.94 ft3/ton for all Tertiary rocks and colluvium. These are equivalent to bulk density values of 2.36/m3 and 2.01 t/m3, respectively.

14.9	Evaluation of Outlier Grades

In previous resource models at Mesquite Mine, the estimate includes all parts of the deposit prior to mining. By doing this, reconciliation evaluations can be performed on portions of the model that have already been extracted and the results can then be used to guide and improve the development of the estimates of the remaining resources. However, since the majority of the higher-grade resources have already been extracted, outlier restrictions using the whole (pre- mining) database have essentially no impact on the remaining (generally lower-grade) parts of the deposit and can actually result in an over-estimation of the grade for the remaining resource. As a response, the data selected for potential outlier controls are restricted to areas of the deposit that still have potential economic interest. This includes samples located within 100 feet above the December 31, 2014 topographic surface and 100 feet below the “SG_1300” ultimate resource limiting pit shell. The lateral extents are limited to areas exhibiting reasonable prospects for economic viability based on current engineering analysis. The resulting volume is represented in Figure 14-13.

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Figure 14-13: Isometric View of Volume Enveloping Remaining Areas of Economic Viability

Histograms and probability plots were reviewed for the presence of potentially anomalous high- grade gold samples. The physical locations of potential outlier values were evaluated, and it was decided these would be controlled during model estimation using a combination of traditional top-cutting and outlier limitations. An outlier limitation restricts the distance of influence of samples above a defined threshold during grade interpolations. During block grade interpolations, any samples above the defined threshold limit would be restricted to a maximum influence distance of 40 ft.

The various threshold limits are listed in Table 14-2; this table also includes the model’s gold metal reduction because of these controls. Note the loss in contained metal is derived from the remaining resource (as at December 31, 2016). The amount of gold metal lost in each area is restricted to blocks within the probability shell domain in the Measured and Indicated categories.

The amount of contained gold lost due to these measures is considered appropriate for this deposit at this stage of exploitation. The majority of the high-grade resources in Area 1 have already been removed during previous mining. The proportion of metal lost in Area 3 is relatively high due to its high coefficient of variation.

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Table 14-2: Summary of Outlier Grade Controls

	Inside Probability Shell		Outside Probability Shell
Domain	Top-cut Limit (Au opt)	Outlier Limit (1) (Au opt)	Top-cut Limit (Au opt)	Outlier Limit (1) (Au opt)	% Gold Lost in Model (2)
Area 1	0.6	0.30	0.15	0.10	-7%
Area 2	0.5	0.30	0.30	0.15	-8%
Area 3	0.7	0.35	0.40	0.20	-11%
Area 4	0.2	0.15	0.15	0.06	-3%

Note: (1) Samples above the Outlier limit are restricted to a maximum distance of 40 ft. during block estimations.
           (2) Calculated in blocks within the probability shell for Areas 1-4.

14.10 Variography

The degree of spatial variability in a mineral deposit depends on both the distance and direction between points of comparison. Typically, the variability between samples increases as the distance between those samples increases. If the degree of variability is related to the direction of comparison, then the deposit is said to exhibit anisotropic tendencies which can be summarized with the search ellipse. The semi-variogram is a common function used to measure the spatial variability within a deposit.

The components of the variogram include the nugget, the sill, and the range. Often samples compared over very short distances, even samples compared from the same location, show some degree of variability. As a result, the curve of the variogram often begins at some point on the y- axis above the origin: this point is called the nugget. The nugget is a measure of not only the natural variability of the data over very short distances, but also a measure of the variability which can be introduced due to errors during sample collection, preparation, and the assay process.

The amount of variability between samples typically increases as the distance between the samples increases. Eventually, the degree of variability between samples reaches a constant, maximum value; this is called the sill, and the distance between samples at which this occurs is called the range.

The spatial evaluation of the data in this report was conducted using a correlogram rather than the traditional variogram. The correlogram is normalized to the variance of the data and is less sensitive to outlier values, generally giving better results.

Variograms were generated using the commercial software package SAGE 2001© (Isaacks & Co.). Multidirectional variograms were generated for all available composited gold samples located within the probability shell in each previously described area. The area defined as “other” includes all sample data outside of the probability shell. The results are summarized in Table 14-3.

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Table 14-3: Variogram Parameters for Gold

Domain	Nugget	Sill 1	Sill 2	1st Structure			2nd Structure
				Range (ft)	Azimuth	Dip	Range (ft)	Azimuth	Dip
Area 1	0.350	0.604	0.046	36	146	15	849	136	0
	Exponential with Traditional Range			11	239	10	202	46	44
				7	1	72	49	46	-46
Area 2	0.350	0.640	0.010	37	309	0	758	96	14
	Exponential with Traditional Range			7	3	90	261	338	62
				4	219	0	119	12	-24
Area 3	0.350	0.625	0.025	28	353	14	299	4	30
	Exponential with Traditional Range			6	262	4	167	276	-4
				5	156	76	64	13	-59
Area 4	0.500	0.324	0.176	19	159	80	754	330	19
	Exponential with Traditional Range			16	207	-7	426	64	11
				8	116	-7	61	183	68
Other (outside Probability Shell)	0.200	0.768	0.032	36	11	13	454	167	-22
	Exponential with Traditional Range			8	281	0	245	99	42
				4	191	77	92	238	39
Note: Correlograms conducted on 5-ft drill hole composite data.

14.11 Model Setup and Limits

A block model was initialized in MineSight® and the dimensions are defined in Table 14-4. The extents of the block model are represented by the purple rectangle shown in Figure 14-12. The selection of a nominal block size measuring 50 x 50 x 30 ft. (LxWxH) is considered appropriate with respect to the current drill hole spacing and the selective mining unit (SMU) of the operation.

Table 14-4: Block Model Limits

Direction	Minimum	Maximum	Block Size (ft)	Number of Blocks
East	6000	25000	50	380
North	4000	15500	50	230
Elevation	-290	1000	30	43

Note: Model is not rotated.

Blocks in the model were coded on a majority basis with the area and probability shell domains. During this stage, blocks along a domain boundary are coded if more than 50% of the block occurs within the boundaries of that domain.

The proportion of blocks that occur below the original (pre-mining) topographic surface is also calculated and stored within the model as an individual percentage item. These values are used as weighting factors to determine the in-situ resources for the deposit.

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14.12 Interpolation Parameters

The block model gold grades are estimated using Ordinary Kriging (OK). The results of the OK estimation are compared with the Hermitian Polynomial Change of Support method, also referred to as the Discrete Gaussian Correction. This method is described in greater detail in Section 11 (Validation).

The Mesquite Mine OK model is generated with a relatively small number of samples to match the change of support, or Hermitian Correction (Herco) grade distribution. This approach reduces the amount of smoothing or averaging in the model and, while there may be some uncertainty on a localized scale, this approach produces a reliable estimate of the recoverable grades and tonnages for the overall deposit.

All grade estimates use length-weighted composite drill hole sample data. Hard boundaries are applied to the probability shell domain during the interpolation of gold grades. The interpolation parameters are summarized by domain in Table 14-5.

Table 14-5: Interpolation Parameters

Domain	Search Ellipse Range (ft)			Number of Composites			Other
	X	Y	Z	Min/Block	Max/Block	Max/Hole
Inside Probability Shell:
Area 1	750	750	200	6	60	10	1 DH per octant
Area 2	750	750	200	6	48	8	1 DH per octant
Area 3	750	750	200	6	32	8	1 DH per octant
Area 4	750	750	200	6	60	12	1 DH per octant
Outside Probability Shell:
Area 1	750	750	200	6	32	8	1 DH per octant
Area 2	750	750	200	6	60	12	1 DH per octant
Area 3	750	750	200	6	18	6	1 DH per octant
Area 4	750	750	200	6	40	10	1 DH per octant
Other (outside Areas 1-4)	750	750	200	6	32	8	1 DH per octant

Note: DH stands for drill hole.

14.13 Validation

The results of the modeling process are validated using several methods. These methods included a thorough, visual inspection of the model grades in relation to the underlying drill hole sample grades, comparisons with the change of support model, comparisons with other estimation methods, and grade distribution comparisons using swath plots.

14.14 Visual Inspection

A detailed visual inspection of the block model was conducted in both the section and plan to ensure the desired results following interpolation. This inspection confirmed blocks within the respective domains and below the topographic surface were properly coded. To ensure there is proper representation in the model, the inspection also included a comparison of the distribution of block gold grades relative to the drill hole samples.

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14.15 Model Checks for Change of Support

The relative degree of smoothing in the block model estimates is evaluated using the Discrete Gaussian Correction; it is also referred to as the Hermitian Polynomial Change of Support method (Journel and Huijbregts, Mining Geostatistics, 1978). With this method, the distribution of the hypothetical block grades can be directly compared to the estimated OK model through the use of pseudo-grade/tonnage curves. Adjustments are made to the block model interpolation parameters until an acceptable match is made with the Herco (HERmitian Correction) distribution. In general, the estimated model should be slightly higher in tonnage and slightly lower in grade when compared to the Herco distribution at the projected cut-off grade. These differences account for selectivity and other potential ore-handling issues which commonly occur during mining.

The Herco distribution is derived from the de-clustered composite grades which are adjusted to account for the change in support, moving from smaller drill hole composite samples to the larger blocks in the model. The transformation results in a less-skewed distribution but with the same mean as the original de-clustered samples.

Pseudo grade/tonnage plots have been generated for models in each of the four domain areas. The results, generated from blocks located inside of the probability shell domain, are shown in Figure 14-14. They all show the desired degree of correlation between the Herco results and the OK models.

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Figure 14-14: Change of Support Curves

14.16 Comparison of Interpolation Methods

For comparison purposes, additional models have been generated using both the inverse distance-weighted to the power of two (ID) and nearest neighbour (NN) interpolation methods; the ID estimate is to the power of two (ID2). The NN model is created using data composited to 30-ft intervals (equal to the vertical block dimension). The results of these models are compared to the OK models at a series of cut-off grades using a grade/tonnage plot (Figure 14-15). This comparison is limited to the remaining Measured and Indicated resource (as at December 31, 2018) Overall, there is particularly good correlation between these models. Reproduction of the model using these different methods increases the overall confidence in the resource.

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Figure 14-15: Grade-Tonnage Comparison of OK, ID, and NN Models

14.17 Swath Plots (Drift Analysis)

A swath plot is a graphical display of the grade distribution derived from a series of bands, or swaths, generated in several directions throughout the deposit. Using the swath plot, grade variations from the OK model are compared to the distribution derived from the de-clustered NN grade model.

On a local scale, the NN model does not provide reliable estimations of grade, but on a much larger scale, it represents an unbiased estimate of the grade distribution based on the underlying data. Therefore, if the OK model is unbiased, the grade trends may show local fluctuations on a swath plot, but the overall trend should be similar to the NN distribution of grade.

Swath plots have been generated in three orthogonal directions for gold distributions in each of the four area domains. Examples of the gold model inside the probability shell are shown in Figure 14-16. There is good correspondence between the OK models and the NN. The degree of smoothing in the OK model is evident in the peaks and valleys shown in the swath plots.

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Figure 14-16: North-South Swath Plots Comparing OK and NN Models

14.18 Resource Classification

The mineral resources at the Mesquite Mine deposit have been classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014). The classification criteria are based on the distance-to-sample data and are based on the relative degree of confidence in the block grade estimate. These parameters are, in part, based on the years of production history at this operation. Statistical information is gained through inspection of histograms and gold variogram results. Indicator variograms, produced from 30-ft. sample composites and defined at a threshold of 0.0035 opt Au (equal to the cut-off grade for oxide and transition material), provide information regarding the ranges of continuous zones of potentially economic mineralization.

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Blocks in the model are initially defined within each category based on strict distance requirements, and the results are visually reviewed. The physical extents of each resource category are then manually defined to ensure the blocks located within are continuous and consistent in designation.

Resource categories are defined as follows:

14.18.1	Measured Mineral Resources:

Blocks in the model that have gold grades estimated from two or more drill holes within an average distance of 50 ft. and exhibiting a high degree of consistency. This is equivalent to drilling on a 75 x 75 ft. pattern.

14.18.2	Indicated Mineral Resources:

Blocks in the model that have gold grades estimated from two or more drill holes within an average distance of 140 ft. and exhibiting a relatively high degree of consistency and continuity in the nature of the mineralization. This is equivalent to drilling on a 200 x 200 ft. pattern.

14.18.3	Inferred Mineral Resources:

Blocks in the model located within a maximum distance of 300 ft. from a drill hole.

14.19 Mineral Resources

The estimated mineral resources have been generated for year-end 2018 and represent the material located between the surveyed topographic surface as at December 31, 2018, excluding any surface stockpiles and the ultimate resource limiting pit shell generated at the end of 2018. The resource limiting ultimate pit shell is derived using an assumed gold price of $1,400 per ounce, 2018 budget operating costs and metallurgical recoveries of 75% for oxide and 35% for transition and sulphide rocks. The mineral resources contained within the resource limiting ultimate pit shell exhibit reasonable prospects for eventual economic extraction as required under NI 43-101.

The mineral resources, inclusive of mineral reserves, are listed in Table 14-6 with metric conversions are provided in Table 14-7. Resources have been segregated based on oxide type. The base case cut-off grade for oxide material is 0.0039 opt Au and 0.0084 opt Au for transition and sulphide resources. Note: the previous cut-off grades were 0.0035 opt Au for oxide and 0.007opt Au for transition and sulphide resources.

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Table 14-6: Estimate of Mineral Resources Inclusive of Mineral Reserves as at Dec 31, 2018

	Measured		Indicated		Measured and Indicated			Inferred
Type	Tons (M)	Au (opt)	Tons (M)	Au (opt)	Tons (M)	Au (opt)	Cont. kozAu	Tons (M)	Au (opt)	Cont. kozAu
Oxide	4.8	0.011	93.9	0.011	98.7	0.011	1,106	10.6	0.009	92
Transition	0.1	0.016	0.4	0.014	0.6	0.014	8	0	0	0
Sulphide	2.4	0.018	103.8	0.017	106.2	0.017	1,817	7.5	0.014	104
Combined	7.4	0.013	198.1	0.014	205.5	0.014	2,930	18.1	0.011	196

Notes: Mineral resources restricted between December 31, 2018 topographic surface and ultimate resource limiting pit shell. Cut-off grade for Oxide is 0.0039 opt Au and 0.0084 opt Au for Transition and Sulphide.

Table 14-7: Estimate of Mineral Resources Inclusive of Mineral Reserves as at Dec 31, 2018 (metric)

	Measured		Indicated		Measured and Indicated			Inferred
Type	Tonnes (M)	Au (g/t)	Tonnes (M)	Au (g/t)	Tonnes (M)	Au (g/t)	Cont. kozAu	Tonnes (M)	Au (g/t)	Cont. kozAu
Oxide	4.4	0.36	85.2	0.38	89.5	0.38	1,106	9.6	0.30	92
Transition	0.1	0.56	0.4	0.47	0.5	0.49	8	0	0	0
Sulphide	2.2	0.61	94.2	0.59	96.4	0.59	1,817	6.8	0.48	104
Combined	6.7	0.45	179.7	0.49	186.4	0.49	2,930	16.4	0.37	196

Notes: Mineral resources restricted between December 31, 2018 topographic surface and ultimate resource limiting pit shell. Cut-off grade for Oxide is 0.134 g/t Au and 0.288 g/t Au for Transition and Sulphide.

There are no known factors related to mining, metallurgical, infrastructure, environmental, permitting, legal, title, taxation, socio-economic, marketing, or political issues which could materially affect the mineral resource. The eastern extent of the mineral resource, referred to as the Rainbow area, encroaches on an existing public roadway and full extraction of the full resource in the area would require moving the existing road. There are no known reasons that full access to the resource in this area could be achieved in the future. It is considered reasonable to expect that a majority of resources in the Inferred category could be upgraded to Indicated or Measured resources with further exploration.

To provide information regarding the sensitivity of this resource estimation to cut-off grade, the mineral inventory contained within the deposit is shown at a series of gold cut-off thresholds in Table 14-8.

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Table 14-8: Sensitivity of Mineral Resources Inclusive of Mineral Reserves as at December 31, 2018

Cut-off Grade (opt Au)	Measured and Indicated			Inferred
	Tons (M)	Au (opt)	Cont. kozAu	Tons (M)	Au (opt)	Cont. kozAu
0.002	163.0	0.008	1,288	25.8	0.005	132
0.0025	142.1	0.009	1,236	21.2	0.006	123
0.003	119.0	0.010	1,178	13.7	0.008	103
0.0035	106.5	0.011	1,129	11.6	0.008	96
0.0039	98.7	0.011	1,106	10.6	0.009	92
0.0045	89.9	0.012	1,070	9.2	0.009	87
0.005	84.1	0.012	1,042	8.3	0.010	83
0.006	74.8	0.013	995	6.9	0.011	75
0.007	67.0	0.014	945	5.5	0.012	66
Transition
0.004	0.8	0.012	9	0.0	0.000	0
0.005	0.7	0.013	9	0.0	0.000	0
0.006	0.7	0.013	9	0.0	0.000	0
0.0065	0.7	0.013	9	0.0	0.000	0
0.007	0.6	0.013	9	0.0	0.000	0
0.0075	0.6	0.014	8	0.0	0.000	0
0.008	0.6	0.014	8	0.0	0.000	0
0.0084	0.6	0.014	8	0.0	0.000	0
0.009	0.5	0.015	8	0.0	0.000	0
0.0095	0.5	0.015	7	0.0	0.000	0
0.0099	0.4	0.016	7	0.0	0.000	0
Sulphide
0.004	120.1	0.016	1,909	7.8	0.014	106
0.005	116.9	0.016	1,894	7.7	0.014	106
0.006	115.1	0.016	1,887	7.7	0.014	106
0.0065	113.9	0.017	1,879	7.7	0.014	106
0.007	112.5	0.017	1,867	7.7	0.014	106
0.0075	110.7	0.017	1,860	7.6	0.014	106
0.008	108.3	0.017	1,841	7.6	0.014	105
0.0084	106.2	0.017	1,817	7.5	0.014	104
0.009	102.6	0.018	1,796	7.3	0.014	102
0.0095	98.8	0.018	1,759	7.0	0.014	100
0.0099	95.5	0.018	1,719	6.8	0.014	98

Note: Mineral resources inclusive of mineral reserves.
           Base case cut-off grade for Oxide is 0.0039opt Au and 0.0084 opt Au for Transition and Sulphide.

Mineral resources, exclusive of mineral reserves, are generated by removing the various reserve pushbacks designed from the ultimate resource pit shell and calculating the remaining resources above the cut-off limits. Mineral resources, exclusive of mineral reserves, are listed in Table 14-9 with metric conversions provided in Table 14-10.

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Table 14-9: Estimate of Mineral Resources Exclusive of Mineral Reserves as at Dec 31, 2018

	Measured		Indicated		Measured and Indicated			Inferred
Type	Tons (M)	Au (opt)	Tons (M)	Au (opt)	Tons (M)	Au (opt)	Cont. kozAu	Tons (M)	Au (opt)	Cont. kozAu
Oxide	4.3	0.010	61.9	0.011	66.2	0.011	702	9.1	0.009	80
Transition	0.1	0.016	0.2	0.011	0.4	0.013	5	0	0	0
Sulphide	1.5	0.017	72.9	0.016	74.4	0.016	1,191	7.5	0.014	104
Combined	6.0	0.012	135.1	0.014	141.0	0.013	1,898	16.6	0.011	184

Notes: Mineral resources restricted between December 31, 2018 topographic surface and ultimate resource limiting pit shell. Cut-off grade for Oxide is 0.0039 opt Au and 0.0084 opt Au for Transition and Sulphide.

Table 14-10: Estimate of Mineral Resources Exclusive of Mineral Reserves as at Dec 31, 2018 (metric)

	Measured		Indicated		Measured and Indicated			Inferred
Type	Tonnes (M)	Au (g/t)	Tonnes (M)	Au (g/t)	Tonnes (M)	Au (g/t)	Cont. kozAu	Tonnes (M)	Au (g/t)	Cont. kozAu
Oxide	3.9	0.36	56.2	0.36	60.1	0.36	702	8.3	0.30	80
Transition	0.1	0.56	0.2	0.39	0.3	0.45	5	0	0	0
Sulphide	1.4	0.57	66.1	0.55	67.5	0.55	1,191	6.8	0.48	104
Combined	5.4	0.42	122.5	0.46	127.9	0.46	1,898	15.0	0.38	184

Notes: Mineral resources restricted between December 31, 2018 topographic surface and ultimate resource limiting pit shell. Cut-off grade for Oxide is 0.134 g/t Au and 0.288 g/t Au for Transition and Sulphide.

14.20 Comparison with Previous Resource Estimates

The previous resource estimate, presented as of December 31, 2017, is compared to the current (December 31, 2018) estimate in Table 14-11 with metric conversions shown in Table 14-12.

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Table 14-11: Comparison of Resources Inclusive of Reserves Dec. 31, 2018 vs. Dec. 31, 2017

	December 31, 2018			December 31, 2017
Type	Tons (M)	Au (opt)	Cont. kozAu	Tons (M)	Au (opt)	Cont. kozAu
Measured
Oxide	4.8	0.011	51	8.9	0.011	101
Transition	0.1	0.016	2	0.5	0.016	7
Sulphide	2.4	0.018	43	2.7	0.018	48
Combined	7.4	0.013	96	12.0	0.013	156
Indicated
Oxide	93.9	0.011	1,051	76.5	0.011	842
Transition	0.4	0.014	6	0.7	0.015	11
Sulphide	103.8	0.017	1,776	77.0	0.017	1,346
Combined	198.1	0.014	2,833	154.2	0.014	2,199
Measured and Indicated
Oxide	98.7	0.011	1,106	85.4	0.011	943
Transition	0.6	0.014	8	1.2	0.015	18
Sulphide	106.2	0.017	1,817	79.7	0.017	1,394
Combined	205.5	0.014	2,930	166.3	0.014	2,355
Inferred
Oxide	10.6	0.009	92	7.6	0.009	66
Transition	0	0	0	0	0	0
Sulphide	7.5	0.014	104	3.7	0.014	54
Combined	18.1	0.011	196	11.3	0.011	120

Notes:    Mineral resources inclusive of mineral reserves

Dec 31, 2018: Cut-off grade for Oxide is 0.0039 opt Au and 0.0084 opt Au for Transition and Sulphide

Dec 31, 2017: Cut-off grade for Oxide is 0.0035 opt Au and 0.0070 opt Au for Transition and Sulphide

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Table 14-12: Comparison of Resources Inclusive of Reserves Dec. 31, 2018 vs. Dec. 31, 2017 (metric)

	December 31, 2018			December 31, 2017
Type	Tonnes (M)	Au (g/t)	Cont. kozAu	Tonnes (M)	Au (g/t)	Cont. kozAu
Measured
Oxide	4.4	0.36	51	8.1	0.38	101
Transition	0.1	0.56	2	0.5	0.55	7
Sulphide	2.2	0.61	43	2.4	0.62	48
Combined	6.7	0.45	96	10.9	0.45	156
Indicated
Oxide	85.2	0.38	1051	69.4	0.38	842
Transition	0.4	0.47	6	0.6	0.51	11
Sulphide	94.2	0.59	1776	69.9	0.58	1,346
Combined	179.7	0.49	2,833	139.9	0.48	2,199
Measured and Indicated
Oxide	89.5	0.38	1,106	77.5	0.38	943
Transition	0.5	0.49	8	1.1	0.51	18
Sulphide	96.3	0.59	1,817	72.3	0.58	1,394
Combined	186.4	0.49	2,930	150.9	0.48	2,355
Inferred
Oxide	9.6	0.30	92	6.9	0.31	66
Transition	0.0	0.00	0	0.0	0.00	0
Sulphide	6.8	0.48	104	3.4	0.48	54
Combined	16.4	0.37	196	10.3	0.38	120

Notes:    Mineral resources inclusive of mineral reserves

Dec 31, 2018: Cut-off grade for Oxide is 0.134 g/t Au and 0.288 g/t Au for Transition and Sulphide
Dec 31, 2017: Cut-off grade for Oxide is 0.12 g/t Au and 0.24 g/t Au for Transition and Sulphide

Following the production of 124 thousand ounces of gold during 2018, the summary in Table

14-11 shows contained gold in resources inclusive of reserves in the Measured plus Indicated categories has increased by 24% (575kozAu) compared to the previous estimate. Factors that have resulted in changes to the resources are listed below:

•	The inclusion of the Rainbow area resources, which was included in 2016 but excluded from the 2017 resource estimates, adds about 400kozAu in Measured + Indicated and an additional 30kozAu in Inferred contained gold.
•	Changes in gold price, operating costs and technical parameters are listed below.

	2018	2017
Gold Price:	$1400/oz	$1375/ oz
Op cost: Mining	$1.45/t	$1.34/t
Process	$1.81/t	$1.60/t
G&A	$0.75/t	$0.97/t
Recovery:	75%Ox, 35% Tr, Sul	same
Royalty:	1.9%	none

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Cut-off grade:	0.039optOx, 0.0084optTr,Sul	0.0035optOx, 0.0070optTr,Sul

Although there are higher operating costs and the inclusion of the royalty and higher cut-off grades used to determine the 2018 resource estimates, we still see increases in overall resources compared to last year due to the increased gold price and inclusion of new resource areas like Rainbow and several other smaller zones.

The comparison in Table 14-13 (metric conversion shown in Table 14-14) shows a 61% increase (717 koz) in contained gold in Measured and Indicated resources compared to the previous estimate of resources exclusive of reserves. The difference, in contained ounces is due to a combination of changes in gold price and technical operating parameters and the inclusion of several new mining areas as described above.

Table 14-13: Comparison of Resources Exclusive of Reserves Dec. 31, 2018 vs. Dec. 31, 2017

	December 31, 2018			December 31, 2017
Type	Tons (M)	Au (opt)	Cont. kozAu	Tons (M)	Au (opt)	Cont. kozAu
Measured
Oxide	4.3	0.010	45	3.3	0.011	35
Transition	0.1	0.016	2	0.1	0.016	2
Sulphide	1.5	0.017	25	1.3	0.017	22
Combined	6.0	0.012	72	4.7	0.012	59
Indicated
Oxide	61.9	0.011	656	36.8	0.010	372
Transition	0.2	0.011	2	0.3	0.012	4
Sulphide	72.9	0.016	1,167	46.4	0.016	746
Combined	135.1	0.014	1,825	83.6	0.013	1,122
Measured and Indicated
Oxide	66.2	0.011	702	40.2	0.010	407
Transition	0.4	0.013	5	0.5	0.013	6
Sulphide	74.4	0.016	1,191	47.7	0.016	768
Combined	141.1	0.013	1,898	88.4	0.013	1,181
Inferred
Oxide	9.1	0.009	80	6.0	0.009	53
Transition	0	0	0	0	0	0
Sulphide	7.5	0.014	104	3.7	0.014	54
Combined	16.6	0.011	184	9.8	0.011	107
Notes:    Mineral resources exclusive of mineral reserves.

Dec 31, 2018: Cut-off grade for Oxide is 0.0039 opt Au and 0.0084 opt Au and for Transition and Sulphide.

Dec 31, 2017: Cut-off grade for Oxide is 0.0035 opt Au and 0.0070 opt Au for Transition for Sulphide.

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Table 14-14: Comparison of Resources Exclusive of Reserves Dec. 31, 2018 vs. Dec. 31, 2017 (metric)

	December 31, 2018			December 31, 2017
Type	Tonnes (M)	Au (g/t)	Cont. kozAu	Tonnes (M)	Au (g/t)	Cont. kozAu
Measured
Oxide	3.9	0.36	45	3.0	0.38	35
Transition	0.1	0.56	2	0.1	0.55	2
Sulphide	1.4	0.57	25	1.2	0.58	22
Combined	5.4	0.42	72	4.3	0.41	59
Indicated
Oxide	56.2	0.36	656	33.4	0.34	372
Transition	0.2	0.39	2	0.3	0.41	4
Sulphide	66.1	0.55	1,167	42.1	0.55	746
Combined	122.5	0.46	1,825	75.8	0.45	1,122
Measured and Indicated
Oxide	60.1	0.36	702	36.5	0.34	407
Transition	0.3	0.45	5	0.5	0.45	6
Sulphide	67.5	0.55	1,191	43.3	0.55	768
Combined	127.9	0.46	1,898	80.2	0.45	1,181
Inferred
Oxide	8.3	0.30	80	5.4	0.31	53
Transition	0.0	0.00	0	0.0	0.00	0
Sulphide	6.8	0.48	104	3.4	0.48	54
Combined	15.0	0.38	184	8.9	0.38	107

Notes:    Mineral resources inclusive of mineral reserves

Dec 31, 2018: Cut-off grade for Oxide is 0.134 g/t Au and 0.288 g/t Au for Transition and Sulphide

Dec 31, 2017: Cut-off grade for Oxide is 0.12 g/t Au and 0.24 g/t Au for Transition and Sulphide

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15	MINERAL RESERVE ESTIMATES

15.1	Summary

The reserves for the Mesquite Mine are based on the conversion of the Measured and Indicated resources within the current Technical Report mine plan. Measured resources are converted to Proven Reserves and Indicated resources are converted directly to Probable Reserves. The total reserves for the Mesquite Mine are shown in imperial units in Table 15-1.

The Imperial unit statement of reserves are the reserves of record but for ease of use by various parties, the reserves have been stated in metric units in Table 15-2. Some variation may exist due to rounding.

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Table 15-1: Proven and Probable Reserves (Imperial Units)

	Proven			Probable			Total
Ore Type	Tonnes (kt)	Grade (opt)	Gold (oz)	Tonnes (kt)	Grade (opt)	Gold (oz)	Tonnes (kt)	Grade (opt)	Gold (oz)
Oxide	405	0.0134	5,000	29,261	0.0129	378,000	29,666	0.0129	383,000
Transition	-	-	-	287	0.0190	6,000	287	0.0190	6,000
Non-Oxide	882	0.0200	18,000	29,404	0.0203	597,000	30,286	0.0203	615,000
Total	1,287	0.0180	23,000	58,952	0.0166	981,000	60,239	0.0167	1,004,000

Note: This mineral reserve estimate is as of Dec 31, 2018 and is based on the mineral resource estimate dated Dec 31, 2018 for Mesquite Mine by SGI. The mineral reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP., who is a Qualified Person as defined under NI 43-101. Mineral reserves are stated within the final design pit based on a $1,250/oz gold price. The cut-off grade varied by material type from 0.0045 oz/t for oxide and 0.0096 oz/t for transition and non-oxide materials. The mining cost averaged $1.45/t mined, processing costs are $1.81/t ore and G&A was $0.75/t ore placed. The ore recoveries were 75% for oxide, and 35% for transition and non-oxide material.

Table 15-2: Proven and Probable Reserves (Metric Units)

	Proven			Probable			Total
Ore Type	Tonnes (kt)	Grade (g/t)	Gold (oz)	Tonnes (kt)	Grade (g/t)	Gold (oz)	Tonnes (kt)	Grade (g/t)	Gold (oz)
Oxide	367	0.46	5,000	26,539	0.44	378,000	26,906	0.44	383,000
Transition	-	-	-	260	0.65	6,000	260	0.65	6,000
Non-Oxide	800	0.69	18,000	26,669	0.70	597,000	27,469	0.70	615,000
Total	1,167	0.62	23,000	53,468	0.57	981,000	54,635	0.57	1,004,000

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The QP has not identified any known legal, political, environmental, or other risks that would materially affect the potential development of the Mineral Reserves.

15.2	Mining Method and Mining Costs

The Mesquite Mine is an open pit operation using conventional mining equipment. No underground mining is considered for exploitation of the deposits.

All work is based on current mine operating plans generated by Mesquite Mine personnel and verified by AGP.

Costs are based on actual operating costs and proposed budgets for the remaining mine life.

The current resource model dated December 31, 2018 is used for all mine design work. Only Measured and Indicated resources were used in the determination of reserves for Mesquite Mine.

The Rainbow area of the Mesquite Mine property was not considered in the statement of reserves.

15.2.1	Geotechnical Considerations

Highwall slope angle criteria vary by area and pit. In general, the steepest walls are on the south side of the property and the shallowest in the northeast. Numerous pit slope stability analyses have been conducted over the various years of mine operation and continue in new areas yet to be opened (Brownie). This includes work from Call & Nicholas (1986), Shepard Miller (1999), C.O. Brawner (1999, 2000), Agra Earth & Environmental (2000), Engineering Analytics (2008, 2009), BGC Engineering Inc. (2013) and Nicklaus Engineering Inc. (2013). The latest work is ongoing with BGC Engineering Inc. on various pit areas.

In general, the inter ramp angles vary from 29 - 42 degrees depending on pit area and wall orientation. This is due to foliation present parallel to the walls in certain zones.

The tertiary conglomerate gravel (TCG) slopes are also based on thickness of the unit. For thicknesses of less than 60 feet, the inter ramp angle for short term slopes can be 34 degrees but flattens to 29 degrees for thicknesses greater than 160 feet.

The various criteria have been loaded into the geologic model for use by the mine staff by lithological unit. This is used for the pit optimization as well as pit design work.

15.2.2	Economic Pit Shell Development

The final pit designs are based on pit shells using Whittle and verified with the Lerch-Grossman procedure in MineSight. The parameters for the pit shells are shown in Table 15-3.

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Table 15-3: Pit Optimization Parameters

Parameter	Units	Mesquite Mine Values
Metal Price
Gold Price	$/oz	1,250
Payable	%	99.9
Refining	$/oz	3.60
Royalty	%	2.82
Geotechnical
Slopes	degrees	Variable by zone
Process Recovery
Oxide	%	75.0
Transition	%	35.0
Non-Oxide	%	35.0
Costs (all tons)
Mining	$/t moved	1.45
Processing	$/t ore	1.81
General and Administrative	$/t ore	0.75
Blocks Used	Resource classification	M+I

Pits were generated using a revenue factor of 1.0 or metal price of $1,250 /oz. These were used as the basis for the design.

15.2.3	Cut-off Grade

For the statement of reserves for the Mesquite Mine, the mining cut-off was used to determine ore tonnages and grades. These grades varied by material type and are shown in Table 15-4 in imperial and metric units.

Table 15-4: Mesquite Mine Reserve Cut-off Grades

Ore Type	Grade (oz/t)	Grade (g/t)
Oxide	0.0045	0.15
Transition	0.0096	0.31
Non-Oxide	0.0096	0.31

15.2.4	Dilution

The resource model is developed as a whole block model with the grade fully diluted within the block. To calculate the mining dilution an item is coded in the block model called GFLAG.

The coding of the dilution is done in several steps:

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1.	Code all Oxide blocks equal to or greater than 0.0045 oz/t as ore or GFLAG = 100.

2.    Code all Transition and Non-oxide blocks equal to or great than 0.0096 oz/t as ore or GFLAG =

100.

This process will have situations where ore blocks are “orphaned” or isolated from the main ore zone; or conversely there will be waste bocks within the main ore zone that would be difficult to separate.

An additional procedure is then run to determine if the waste blocks have three or more ore blocks surrounding them. If that is the case, the waste block is then coded as ore or GFLAG = 100 at its grade.

Isolated ore blocks are queried to determine if they have three or more waste blocks surrounding them. If that is the case, the block is coded to be waste.

Tonnages within the mine schedule use the GFLAG to determine ore from waste.

This process resulted in reduced ore tonnage and contained ounces. The ore tonnes dropped by 2.6% and the contained ounces dropped by 1.7% indicating a considerable number of isolated ore blocks had been eliminated in the dilution calculation.

15.2.5	Pit Design

The detailed pit phase designs at Mesquite Mine are based on the pit optimization shells generated with the current resource model.

Three pit areas are considered in the reserves statement:

1.	Brownie - two phases
2.	Vista East - two phases
3.	Vista West - two phases

Each pit phase has been designed to accommodate the existing mining fleet. Mining occurs on 30- foot lifts with catch benches spaced every 60 ft. vertically. The haul roads are 100 ft. in width with a road grade of 10%.

The mine schedule delivers 60.2 million tons of ore grading 0.0167 oz/t to the heap pad over a current design life of 3.25 years. Waste tonnage totals 151.8 million tons to be placed in various waste rock facilities or backfill in the existing pit workings. The overall strip ratio is 2.52:1.

Mine production is limited to 65 million tons per year under the current mining permit.

15.2.6	Mine Reserves Statement

The reserves for the Mesquite Mine are based on the conversion of the Measured and Indicated resources within the current technical report mine plan. Measured resources are converted to Proven Reserves and Indicated resources are converted directly to Probable Reserves. These were prepared under the supervision of Gordon Zurowski, P.Eng. of AGP, a QP as defined under NI 43-101, working with the Mesquite Mine Chief Mine Engineer, Julio Gamez.

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Cut-offs for the reserves were based on cut-offs of 0.0045 oz/t for oxide material and 0.0096 oz/t for transition and non-oxide material.

This estimate is as of December 31, 2018. The total reserves for the Mesquite Mine are shown in imperial units in Table 15-5 and Table 15-6.

Table 15-5: Proven and Probable Reserves - Summary for Mesquite Mine

	Proven			Probable			Total
Ore Type	Tonnes (kt)	Grade (opt)	Gold (oz)	Tonnes (kt)	Grade (opt)	Gold (oz)	Tonnes (kt)	Grade (opt)	Gold (oz)
Oxide	405	0.0134	5,000	29,261	0.0129	378,000	29,666	0.0129	383,000
Transition	-	-	-	287	0.0190	6,000	287	0.0190	6,000
Non-Oxide	882	0.0200	18,000	29,404	0.0203	597,000	30,286	0.0203	615,000
Total	1,287	0.0180	23,000	58,952	0.0166	981,000	60,239	0.0167	1,004,000

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Table 15-6: Proven and Probable Reserves - by Pit Area

	Proven			Probable			Total
Ore Type	Tonnes (kt)	Grade (opt)	Gold (oz)	Tonnes (kt)	Grade (opt)	Gold (oz)	Tonnes (kt)	Grade (opt)	Gold (oz)
Brownie
Oxide	-	-	-	18,552	0.0126	233,000	18,552	0.0126	233,000
Transition	-	-	-	171	0.0179	3,000	171	0.0179	3,000
Non-Oxide	-	-	-	220	0.0193	4,000	220	0.0193	4,000
Total	-	-	-	18,943	0.0127	240,000	18,943	0.0127	240,000
Vista East
Oxide	228	0.0136	3,000	4,670	0.0146	68,000	4,898	0.0146	71,000
Transition	-	-	-	90	0.0209	2,000	90	0.0209	2,000
Non-Oxide	445	0.0244	11,000	21,509	0.0212	455,000	21,954	0.0212	466,000
Total	673	0.0207	14,000	26,269	0.0200	525,000	26,942	0.0200	539,000
Vista West
Oxide	177	0.0133	2,000	6,039	0.0127	77,000	6,216	0.0127	79,000
Transition	-	-	-	26	0.0196	1,000	26	0.0196	1,000
Non-Oxide	437	0.0156	7,000	7,675	0.0181	138,000	8,112	0.0179	145,000
Total	614	0.0149	9,000	13,740	0.0157	216,000	14,354	0.0157	225,000
TOTALS
Oxide	405	0.0134	5,000	29,261	0.0129	378,000	29,666	0.0129	383,000
Transition	-	-	-	287	0.0190	6,000	287	0.0190	6,000
Non-Oxide	882	0.0200	18,000	29,404	0.0203	597,000	30,286	0.0203	615,000
Total	1,287	0.0180	23,000	58,952	0.0166	981,000	60,239	0.0167	1,004,000

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16	MINING METHODS

16.1	Introduction

The Mesquite Mine is an operating open pit mine with ore processing by heap leaching using a CIC circuit to recover gold. Current mine production is a nominal 178,000 tons per day of total material, including a nominal 50,000 to 68,000 tons per day of ore that is hauled to the leach pad. Total mine production is capped at 65 million tons per year based on the air quality permit. For

2018, gold production was 140,100 ounces.

16.2	Geologic Model

The resource model used for the development of the long-range plan and the mine reserves was developed by SGI. The model has been described in depth in Section 14 of this report. No change to the model was necessary for use by the mining team as it was created in MineSight software, the same as used by the mining team.

The resource estimate is based on the database from January 2017. There has been no new delineation drilling at Mesquite Mine since that time and according to Sim, it is still considered current with the end of 2018 mined surface applied. The model is in Imperial units with detail in Table 16-1.

Table 16-1: Geologic Model Details

Framework Description	Model Value
MineSight File 10 (control file)	Msq10.dat
MineSight File 15 (model file)	170305.dat
X origin (ft)	6,000
Y origin (ft)	4,000
Z origin (ft)(max)	1,000
Number of blocks in X direction	380
Number of blocks in Y direction	230
Number of blocks in Z direction	43
X block size (ft)	50
Y block size (ft)	50
Z block size (ft)	30

The block model contains information on rock type, density, classification, weathering, and gold grade. The resource model is a whole block model and assumed to be fully diluted.

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Only Measured and Indicated resources were used for the update of the reserves at Mesquite Mine. All Inferred resources were considered to be waste.

Current resources for Mesquite Mine, with an effective date of December 31, 2018 are shown in

Table 16-2 below.

Table 16-2: Mesquite Mine Resources - December 31, 2018

Resources as of December 31,2018
Ore Type	Ton (Mt)	Gold Grade (opt)	Contained Gold (koz)
Measured
Oxide	4.8	0.011	51
Transition	0.1	0.016	2
Non-Oxide	2.4	0.018	43
Total	7.4	0.013	96
Indicated
Oxide	93.9	0.011	1,051
Transition	0.4	0.014	6
Non-Oxide	103.8	0.017	1,776
Total	198.1	0.014	2,833
Measured + Indicated
Oxide	98.7	0.011	1,106
Transition	0.6	0.014	8
Non-Oxide	106.2	0.017	1,817
Total	205.5	0.014	2,930
Inferred
Oxide	10.6	0.009	92
Transition	0.0	0.000	0
Non-Oxide	7.5	0.014	104
Total	18.1	0.011	196

Notes:    Mineral resources inclusive of mineral reserves.

Cut-off grade for Oxide is 0.0039 opt Au and 0.0084 opt Au and for Transition and Sulphide.

16.3	Geotechnical Information

Highwall slope angle criteria vary by area and pit. In general, the steepest walls are on the south side of the property and the shallowest in the northeast. Numerous pit slope stability analyses have been conducted over the various years of mine operation and continue in new areas yet to be opened (Brownie). This includes work from Call & Nicholas (1986), Shepard Miller (1999), C.O. Brawner (1999, 2000), Agra Earth & Environmental (2000), Engineering Analytics (2008, 2009), BGC Engineering Inc. (2013), and Nicklaus Engineering Inc. (2013). The latest work is ongoing with BGC Engineering Inc. on various pit areas.

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In general the inter ramp angles vary from 29 to 42 degrees depending on pit area and wall orientation. This is due to foliation present parallel to the walls in certain zones.

The tertiary conglomerate gravel (TCG) slopes are also based on thickness of the unit. For thicknesses of less than 60 ft. the inter ramp angle for short term slopes can be 34 degrees but flattens to 29 degrees for thicknesses greater than 160 ft.

The geotechnical consultants have provided detailed information for each pit area. These criteria are based on operating experience at Mesquite Mine and ongoing observations. An example of the information provided to site personnel is shown in Table 16-3.

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Table 16-3: VW2 Slope Criteria

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The various criteria have been loaded into the geologic model for use by the mine staff by lithological unit. This is used for the pit optimization as well as pit design work.

16.4	Economic Pit Shell Development

The final pit designs are based on pit shells using Whittle and verified with the Lerch-Grossman procedure in MineSight. The parameters for the pit shells are shown in Table 16-4.

Table 16-4: Pit Optimization Parameters

Parameter	Units	Mesquite Mine Values
Metal Price
Gold Price	$/oz	1,250
Payable	%	99.9
Refining	$/oz	3.60
Royalty	%	2.82
Geotechnical
Slopes	degrees	Variable by zone
Process Recovery
Oxide	%	75.0
Transition	%	35.0
Non-Oxide	%	35.0
Costs (all tons)
Mining	$/t moved	1.45
Processing	$/t ore	1.81
General and Administrative	$/t ore	0.75
Blocks Used	Resource classification	M+I

Pits were generated using a revenue factor of 1.0 or metal price of $1,250 /oz. These were used as the basis for the final phase designs in each pit area.

The pit optimization utilized metallurgical recoveries of 75% for oxide ores and 35% for non-oxide ores. Oxidation is defined by LECO sulphur results with non-oxide ores having 0.4 to 0.7% sulphur. Sulphur levels above 0.7% are classified as waste.

The generated pits showed the Rainbow pit area could be included in the future once appropriate approvals were obtained to continue mining, and the highway was relocated. Currently that material remains in the resource category and has not been considered for reserves. This represents a future opportunity.

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16.5	Dilution Calculation

The resource model is developed as a whole block model with the grade fully diluted within the block. To calculate the mining dilution an item is coded in the block model called GFLAG.

The coding of the dilution is done in several steps:

•	Code all Oxide blocks equal to, or greater than, 0.0045 oz/t as ore or GFLAG = 100

•       Code all Transition and Non-oxide blocks equal to, or great than, 0.0096 oz/t as ore or GFLAG

=	100

This process will have situations where ore blocks are “orphaned” or isolated from the main ore zone, or conversely there will be waste bocks within the main ore zone that would be difficult to separate.

An additional procedure is then run to determine if the waste blocks have 3 or more ore blocks surrounding it. If that is the case, the waste block is then coded as ore or GFLAG = 100 at its grade.

Isolated ore blocks are queried to determine if they have 3 or more waste blocks surrounding it. If that is the case, the block is then coded to be waste.

Tonnages within the mine schedule use the GFLAG to determine ore from waste.

This process resulted in reduced ore tonnage and contained ounces. The ore tonnes dropped by

2.6% and the contained ounces dropped by 1.7% indicating a significant number of isolated ore blocks had been eliminated in the dilution calculation.

16.6 Pit Design

The detailed pit phase designs at Mesquite Mine are based on the pit optimization shells generated with the current resource model.

Three pit areas are considered in the reserves statement:

1.	Brownie - two phases
2.	Vista East - two phases
3.	Vista West - two phases

Each pit phase has been designed to accommodate the existing mining fleet. Mining occurs on 30 ft. lifts with catch benches spaced every 60 ft. vertically. The haul roads are 100 ft. in width with a road grade of 10%.

The final design phase tons and grades are shown in Table 16-5.

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Table 16-5: Final Design - Phase Tons and Grade

Pit	Ore (MT)	Gold Grade (opt)	Waste (MT)	Total (tons)	Strip Ratio
Brownie - Ph1	12.6	0.0122	60.1	72.7	4.77
Brownie - Ph2	6.3	0.0136	25.7	32.0	4.04
Vista East - Ph1	9.2	0.0198	15.0	24.2	1.63
Vista East - Ph2	17.7	0.0201	31.1	48.9	1.76
Vista West - Ph2	4.5	0.0111	14.8	19.3	3.31
Vista West - Ph3	9.9	0.0177	5.1	14.9	0.51
Total	60.2	0.0167	151.8	212.0	2.52

Ore tonnages are based on the cut-offs shown in Table 16-6 below.

Table 16-6: Mesquite Mine Reserve Cut-off Grades

Ore Type	Grade (opt)
Oxide	0.0045
Transition	0.0096
Non-Oxide	0.0096

The pit areas and phases have been indicated in Figure 16-1. The ultimate pit area at the end of the mine life is shown in Figure 16-2.

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Figure 16-1: Mesquite Mine Pit Areas

Brownie - Phase 1
Brownie - Phase 2
Vista West - Phase 2
Vista West - Phase 3
Vista East - Phase 1
Vista East - Phase 2

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Figure 16-2: Ultimate Pit Configuration

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Waste backfill occurs in the pit area between Brownie and Vista West - Phase 2. Additional pit backfill is located in Vista West - Phase 3 once that phase is complete in mid-2019.

16.7	Mine Schedule

The mine schedule delivers 60.2 million tons of proven and probable ore grading 0.0167 oz/t to the heap leach pad over a current design life of 3.25 years. The ore tonnage is made up of 1.3 million tons of proven reserves and 58.9 million tons of probable reserves.

Waste tonnage totals 151.8 million tons to be placed in various waste rock facilities or backfill in the existing pit workings. The overall strip ratio is 2.52:1.

The mine schedule utilizes the pit and phase designs to send a peak of 23.5 million tons of ore to the pad in 2019 then lesser amounts in the following years. Total mine production is limited to 65 million tons per year under the current mining permit.

Haulage profiles were determined for each bench from each phase to the leach pad or waste dump location per year. This is used to schedule the mine equipment and ensure no shortfall in equipment is present. The mine equipment is sufficient to meet the production schedule.

The mine equipment fleet is comprised of two Terex RH340 hydraulic shovels (44 yd3) which are the primary loading units. These are supported by two Cat 994H front end loaders (26 yd3) and a backup LeTourneau L1350 (28 yd3) front end loader. The haul truck fleet is comprised of sixteen Terex MT3700 (205 ton) and six Caterpillary 789D (200 ton) trucks. The mining fleet has additional support equipment in the form of track and rubber-tired dozers, and graders. The mine operates on a work schedule of two 12-hour shifts per day, seven days per week.

Drilling is performed with a fleet of rotary down-the-hole hammer drills (8¾ inch diameter) on a nominal 26 x 26 ft. pattern or a 28 x 28 ft. pattern. Blasting is controlled to minimize back break. The overall powder factor is 0.26 to 0.32 lb/ton. Holes are drilled to a 30 ft. bench height with 3 ft. of sub-drilling for a total depth of 33 ft.

Mining in 2019 will occur in Vista West Phase 2, Phase 3, Vista East Phase 1, and Brownie Phase 1. The Vista West pits will be completed in 2019. Mining in Brownie Phase 1 is a pre-stripping operation. Vista East Phase 1 will also be completed in 2019.

Brownie is the only pit being mined in 2020, with Phase 1 almost completed by the end of that year. Brownie Phase 2 will be initiated in December of 2020.

Brownie Phase 1 will be completed in January 2021. Brownie Phase 2 is the primary mining area for 2021 until August of that same year, when Brownie will be complete. Vista East Phase 2 will start in February 2021 and is the other mining area of 2021 and will continue into 2022.

Vista East Phase 2 will be completed in April 2022 and represents, to completion, the current reserve pit designs.

Production figures from 2007 to 2022 are shown in Table 16-7. This consists of past production and the current mine plan for 2019 to 2022.

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Table 16-7: Mine Production 2007 - 2022 (Actual and Mine Plan(Highlighted))

Year	Ore (MT)	Gold Grade (opt)	Waste (MT)	Total (tons)	Strip Ratio
2007	1.0	0.020	18.9	19.9	19.34
2008	8.9	0.022	45.6	54.6	5.10
2009	14.0	0.015	45.0	59.0	3.22
2010	12.5	0.018	39.7	52.2	3.18
2011	12.9	0.017	37.7	50.7	2.92
2012	15.9	0.014	34.4	50.3	2.15
2013	15.8	0.011	37.5	53.2	2.38
2014	14.9	0.012	40.9	55.8	2.74
2015	22.0	0.010	42.8	64.8	1.94
2016	20.9	0.011	43.9	64.8	2.10
2017	22.9	0.009	41.9	64.9	1.83
2018	24.6	0.009	40.2	64.9	1.63
Subtotal 2007 - 2018	186.3	0.012	468.5	655.1	2.51
2019	23.5	0.017	41.5	65.0	1.76
2020	11.1	0.012	53.9	65.0	4.88
2021	10.9	0.014	53.9	64.8	4.92
2022	14.7	0.021	2.5	17.2	0.17
Subtotal 2019 - 2022	60.2	0.017	151.8	212.0	2.52
Total 2007 - 2022	246.5	0.013	620.3	867.1	2.52

16.8	Mine Plan Sequence

End of year positions for the pits are shown in Figure 16-3 to Figure 16-6.

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Figure 16-3: End of 2019

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Figure 16-4: End of 2020

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Figure 16-5: End of 2021

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Figure 16-6: End of 2022 (Ultimate Limits)

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17	RECOVERY METHODS

17.1	Process Plant

17.1.1	Summary

The Mesquite Mine processing facilities were originally designed to process 8,800 gpm of pregnant gold solution producing up to 140,000 oz of gold annually from a combination of 98 million tons of oxide ore grading 0.016 opt and 30 million tons of non-oxide ore. Owing to the decreasing head grades as the mine developed, ore stacking, and solution processing rates have increased to maintain the nominal 140,000 ounce per annum production rate. Nominal solution flows to and from the heap are c. 13,400 gpm of barren solution to the heap and c. 12,000 of pregnant solution to the ADR circuit. The difference between the two flows accounts for fresh ore wetting and evaporation.

The processing facilities include the following operations:

•	Heap leaching
•	Carbon adsorption using Carbon-in-Column (CIC) processing
•	Desorption and gold recovery
•	Reagents and utilities
•	Water services

During early operations, the ore was crushed to a nominal 2-inch passing size. However, since the operation was re-started in 2007, only Run-of-Mine (ROM) ore has been stacked and leached. ROM ore, with lime added for pH control, is trucked to the heap leach pad. The ore is stacked to a height of 20 ft. The ultimate pad height has been increased from 200 to 300 ft.

Dilute sodium cyanide solution is pumped from the barren solution tank and distributed to the surface of the leach pad using drip emitters. The solution then percolates through the pad extracting the gold. The gold bearing pregnant solution reports to the pregnant solution sump located at the carbon-in-columns (CIC) adsorption plant.

From the pregnant solution sump, the gold bearing solution is pumped to the adsorption plant, also known as the CIC plant. This plant is currently comprised of three CIC trains operating in parallel. These consist of: Train A: one train of six 6-ton CIC, Train B: one train of three 3-ton CIC in columns and, Train C: one train of two 3-ton CIC where the gold is recovered from the solution by adsorption onto activated carbon. Solution flows by gravity from the first column to the last column. Barren solution discharges from the final columns of each CIC train on to a carbon safety screen and reports to the barren solution tank. The barren solution chemistry is adjusted in the barren solution tank where liquid sodium cyanide, fresh water, liquid caustic, and antiscalant are added as required. The adjusted barren solution is recycled to the leach pad for additional leaching of the ore. The Heap Leaching and Adsorption flowsheet is shown in Figure 17-1.

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Figure 17-1: Heap Leach Carbon Circuit Process Flowsheet

LEGEND:
PRIMARY PROCESS FLOW
SECONDARY PROCESS FLOW
INTERMITTENT/BYPASS PROCESS FLOW
PAD 7
PAD 5 / 6
DESORPTION
PREGNANT SOLUTION SUMP
CARBON COLUMNS
CARBON SAFETY SCREENS (5)
MAKEUP WATER
EMERGENCY POND & SUBMERSIBLE PUMP
BARREN SOLUTION PUMPS (3)
BARREN SOLUTION SUMP
DESORPTION
CARBON TRANSPORT TRAILER
Equinox Gold Corp.
Mesquite Mine
Imperial County, California, U.S.A.
Adsorption Process Flowsheet

When the carbon in the first column is loaded sufficiently with gold, the activated carbon is advanced counter current to the solution flow in the CIC circuit. Loaded carbon from the first column of the CIC circuit is transported to the desorption circuit located at the original gold plant via trailer (Figure 17-2).

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Figure 17-2: Adsorption Plant Process Flowsheet

At the gold plant, activated carbon is washed with a dilute hydrochloric acid solution for removal of inorganic contaminants. After the acid wash stage, the carbon is stripped of precious metals using a traditional pressure Anglo American Research Lab (AARL) process. Pregnant strip solution is processed using electrowinning cells to recover gold, becoming barren strip solution. Resultant barren strip solution is recycled back to the carbon strip vessel for re-use in the stripping process. The electrowinning sludge recovered from the electrowinning circuit is dried and then mixed with flux and smelted in an induction furnace to produce doré bars and slag. The slag is reprocessed in future smelts to remove any residual precious metal values. The doré bars are cleaned, weighed, and readied for shipment. After stripping, the carbon is thermally regenerated in a carbon reactivation kiln which also removes any of organic contaminants. Following stripping and regeneration, the carbon is loaded onto a trailer and returned to the CIC columns for re-use.

Caustic soda (50%), briquetted sodium cyanide, antiscalant, hydrochloric acid, and lime are received in bulk quantities and stored as required. Appropriate storage and containment facilities are provided for all of the reagents and all acids are stored separately from all cyanide mixing and distribution areas.

The Mesquite Mine became re-certified in accordance with the International Cyanide

Management Code in May 2018.

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The processing circuits are designed to contain the water associated with normal precipitation events. The storm water ponds are designed to contain the excess water from an extreme event, such as a 24-hour, 100-year storm.

17.2	Water Services

From the water wells, fresh water is pumped to the raw water tank or the barren solution tankat the CICs. The wells produce 3,000 gpm of fresh water which is sufficient to meet the needs of the operation. From the raw water tank, it can be distributed to the potable, treated, site utility and process water systems. Process water will be used for dust suppression, as wash water for the carbon screens, and as acid wash solution.

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18	PROJECT INFRASTRUCTURE

18.1	Electrical Power

Electricity for the mine is provided through a 92-kV power line. Power is supplied to the site by Imperial Irrigation District Power Company. Power is stepped down from 92 kV to 13.2 kV on-site. All power distribution from this point onwards is distributed on equipment and infrastructure owned by WMMI.

18.2	Water

Water for the project is supplied from the existing Vista well field located approximately two miles south of California State Highway 78. The two current active wells are deemed capable of supplying the water requirements for both WMMI and the LACSD. With the new 18-inch diameter line in place, the two existing pumping systems are capable of supplying approximately 3,000 gpm of fresh water to the operation which is sufficient to supply the mine and the landfill.

18.3	Heap Leach Pad

Leach pad capacity at the end of December 31, 2018 is 51.5 million tons. That will complete Leach Pad 7 (designed by Tetra Tech) and also Leach Pad 6 to the full 300 ft. height. To place the reserve leach tonnage on the pad, an additional 9 million tons of capacity is required. Mesquite Mine is currently engaged in the permitting process to expand leach pad capacity and do not feel this will be unduly withheld.

18.4	Site Layout

The mine general site layout is shown in Figure 18-1.

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Figure 18-1: Overall Site Layout - December 31, 2018

BB1 Restricted Area
BB1
BB2
BROWNIE HILL AREA
BC6
VW2 Phase 2
VW2 Phase 1
VW1
VW3
VE2
MIDWAY DUMP
RAINBOW LONG DUMP
Rainbow East Restricted Area
PAD 7
PAD 6
CLC
T13S
Tract 38
2
3
4
5
6
7
8
9
10
11
14
15
16
17
18
N
E
TOE
CREST
DIRT ROAD
1 SQ. = 50 LOADS
DRILL PATTERN
CUT Projects
FILL Projects
PERMIT BOUNDARY
PERMITTED DISTURBANCE
L.A. C.O. SANITATION BOUNDARY
PRIMARY VEHICLE ROUTE
SECONDARY VEHICLE ROUTE
WESTERN MESQUITE
SITE MASTER
DATE:
2019/01/01
DRAFTED BY:
P.MARTIN

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19	MARKET STUDIES AND CONTRACTS

19.1	Markets

The gold markets are mature global markets with reputable smelters and refiners located throughout the world.

Gold is a principal metal traded at spot prices for immediate delivery. The market for gold trading typically spans 24 hours a day within multiple locations around the world (such as New York, London, Zurich, Sydney, Tokyo, Hong Kong, and Dubai). Daily prices are quoted on the New York spot market and can be found on www.kitco.com.

19.2	Gold Price

The average New York spot gold price for 2018 was $1,268 per troy ounce. The New York price as of December 31, 2018, was $1,278 per troy ounce. The three-year and five-year rolling average prices through the end of December 2018 are $1,258 and $1,240 per troy ounce, respectively. This Technical Report uses $1,250 per troy ounce for the economic analysis, just less than the three-year rolling average.

19.3	Contracts

Dore is shipped from site to major refineries. WMMI has entered into a refining agreement with Asahi Refining. The terms and conditions are consistent with standard industry practices. Refining charges include treatment and transportation.

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20	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1	Environmental Issues

The Mesquite Mine was thoroughly evaluated under NEPA and CEQA in the 2002 Mesquite Expansion EIR/EIS, and subsequently in an Addendum to that EIR/EIS prepared for the Consolidated Reclamation Plan (see discussion under Project Permitting in Section 20.2 below).

A number of historical and ongoing environmental studies also exist, related to environmental impact ranging from air quality compliance to protection of the desert tortoise found in the area. The Mesquite Mine Environmental Department administers these permits and retains professional services from time to time to assure compliance with existing permits, and to encourage sustainable “mining for closure” practices to reduce liability and promote good land stewardship.

20.2	Project Permitting

The Mesquite Mine received regulatory approval to resume mining operations on July 2, 2007, after the issuance of the Air Quality permit from the Imperial County Air Pollution Control District. WMMI is in compliance with all permits.

The Mesquite Mine is a mature mine from an environmental, permit, and social perspective. Modern day open pit mining and heap leach operations date back to the 1980s. Throughout the Mesquite Mine ownership history (Gold Fields, Santa Fe Gold, Newmont, New Gold, and Equinox Gold) the mine has had a highly successful environmental track record and operating history. The environmental staff are “seasoned” and bring operating and compliance success(es) from previous operations and employment. During the course of interviews with staff, no Notice of Violation(s) (NOV’s) were reported and relationship(s) with nearby communities and agencies were relayed as amicable with zero adversarial relationships or issues apparent.

The closure and reclamation plan for the Mesquite Mine has been developed by WMMI with the assistance of independent consultants with the specific objective of leaving the land in a useful, safe, and stable configuration, capable of supporting native plant life, providing wildlife habitat, maintaining watershed functions, and supporting limited livestock grazing.

Equinox Gold and its predecessors have developed plans and obtained federal, state, and local approvals for waste and tailings disposal, site monitoring, and water management; both during operations and post mine closure. The mine currently operates under the “Consolidated Reclamation Plan (CRP)” which was approved in December 2016 and formally combined three separate Mine Identification Numbers under which the mine had previously been operated. The CRP also provided for mining the Brownie Pit and updated a number of reclamation methods and requirements to modern standards of mine closure, reclamation, stabilization, and revegetation.

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In addition, the mine is International Cyanide Code “Certified” through the development and implementation of a Cyanide Management Plan (and training). The Cyanide Code is a voluntary program designed to assist the global gold mining industry and the producers and transporters of cyanide used in gold mining in improving cyanide management practices, and to publicly demonstrate their compliance with the Cyanide Code through an independent and transparent process. The Cyanide Code is intended to reduce the potential exposure of workers and communities to harmful concentrations of cyanide‚ to limit releases of cyanide to the environment‚ and to enhance response actions in the event of an exposure or release. The most recent Cyanide Code Certification was performed in 2017.

Equinox Gold has obtained permits and authorizations from federal, state, and local agencies to operate current facilities and activities. Table 20-1 provides a current list of the permits and plans being, or having been, operated under. Equinox Gold and WWMI are in compliance with issued permits and there have been no notices of violations issued by agencies in the past year.

20.3	SOCIAL AND COMMUNITY REQUIREMENTS

Equinox Gold reports excellent working relationships with regulatory agencies and the public. No permit efforts are currently underway, and the mine operates under its established permits and right.

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Table 20-1: Environmental Permits Matrix

PERMIT (Name)	AGENCY (Authority)	PERMIT #	DATE	EXPIRATION	COMMENT
BLM Record of Decision
Plan of Operations	varies		30-Jan-85	n/a	Mesquite Project
Record of Decision	Bureau of Land Management	CAMC- 109887/121229	04-Nov-87	n/a	Approval of VCR Project
Plan of Operations - Consolidated	varies		Final Oct-95	n/a	Consolidated Plan of Operations, includes all maps, located on Env. Bookshelf
Plan of Operations - Expansion	varies		23-Nov-98	n/a	Mesquite Expansion Project
Record of Decision	Bureau of Land Management	98121054	16-Jul-02	n/a	Approval of Mesquite Expansion- Reduced Footprint Alternative
Conditional Use Permit
Conditional Use Permit	Imperial County Planning and Building Development Services	09-0020	08-Jan-18	8-Jan-34	Covers Reclamation and Contingency Plans. Replaced and superseded 09- 0020 (A&B)
Air Quality Permit
Air Quality Permit Receipt	Imperial County Air Pollution Control District	All AQ Permits Below	07-Jan-11	n/a	Air Pollution Control District Permits invoiced and paid annually
Air Quality Permit	Imperial County Air Pollution Control District	1920C-5	02-Jul-07	annual renewal fee 31-Dec	Permit to Operate - Primary permit support sources, area sources, and mobile off-road
Air Quality Permit	Imperial County Air Pollution Control District	4005A-6	16-Mar-18	annual renewal fee 31-Dec	Gold Plant sources (Mercury)
Air Quality Permit	Imperial County Air Pollution Control District	4006A-1	11-Dec-10	annual renewal fee 31-Dec	Permit to Operate - misc. off-road equipment (gasoline and diesel) all less than 50 hp

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PERMIT (Name)	AGENCY (Authority)	PERMIT #	DATE	EXPIRATION	COMMENT
Air Quality Permit	Imperial County Air Pollution Control District & US EPA	V-4005	10-May-17	10-May-22	Federal regulated mercury emission units
Reclamation Plans
Consolidated Reclamation Plan (CRP)	California Office of Mine Reclamation	15-001	24-May-18		Previously approved Reclamation Plans (original Mesquite Mine and VCR Expansion are superseded by Rec Plan No. 15-0001)
Bio - Wildlife Permits
Streambed Alteration Permit (1603)		5-373-96	19-Dec-96		Allows alteration to unnamed drainages for diversion channel. Mitigate impacts with installation of wildlife drinker.
Streambed Alteration Permit (1601)	California Department of Fish and Game (CDFG)	6-097-00	18-Feb-03	year 2020	Allows alteration to unnamed drainages for site construction. Originally expired 12-Jul-05, Notification Package 30-Sept-2010 Approves project until 2020 without agreement (per CDFG letter 20-May- 11)
Incidental Take Permit (2081)	California Department of Fish and Game	2081-2003-011-06	12-Aug-03	30-Dec-20	Covers threatened desert tortoise. Includes Mitigation, Monitoring & Reporting Plan
Streambed Alteration (1601) Notification		Notification 1600- 2010-0134-R6	30-Sep-10	year 2020	Notification Package & Attachments (CD)
Streambed Alteration Permit (1601) CDFG Letter	CDFG Letter	Notification 1600- 2010-0134-R6	25-May-11	n/a	Letter authorizes completion of project as originally proposed
ROWs and Encroachments
ROW IID Distribution Line	Bureau of Land Management	CA-17187	25-May-85		Imperial Irrigation District (IID) ROW for: Electric Distribution Line,

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PERMIT (Name)	AGENCY (Authority)	PERMIT #	DATE	EXPIRATION	COMMENT
substations, and access road to provide electric to project.
ROW Utility Corridor		CA-19129	12-Sep-86		Annual Rental amount $5,485.60 1/1/YY-12/31/YY Utility Corridor consisting of water pipeline, overhead transmission line, access road and water wells.
ROW Amendment- Waterline		CA-19129	25-Jun-07		Amendment Approved replacement of Vista Well Waterline.
Water Permits
NPDES General Permit	California Regional Water Quality Control Board	WDID 713I018532	22-Dec-03		For stormwater management
Public (Domestic) Water System Permit	Imperial County Public Health Department	PT0005483	01-Jan-10	Annual Renewal Fee	Non-Transient, Non-Community Water System Facility ID#0003157 System ID#1300643
Waste Discharge Permit	California Regional Water Quality Control Board	95-016 WDID 7A132140003	29-Mar-95		General Permit, update of Waste discharge Requirements
Waste Discharge Permit - Monitoring and Reporting Program	California Regional Water Quality Control Board	95-016 WDID 7A132140003	29-Mar-93		Monitoring and Reporting Program (revision 1) for cyanide management
Waste Discharge Permit- letter		95-016 WDID 7A132140003	27-Dec-07 & 30- May-08	n/a	Letters approve leach pad 5&6 expansion
Waste Discharge Permit	California Regional Water Quality Control Board	93-043 WDID 7A132222001	17-Nov-93		For waste management facility (inert waste onsite landfill)
Other Operational Permits
User of High Explosives	Bureau of Alcohol, Tobacco and Firearms	9-CA-025-3J-01263	22-Aug-07
IC Business License	IC Tax Collector	000567	29-Dec-10		Annual Renewal
Hazardous Waste Generator	California Department of Toxic Substances Control	EPA ID# CAD109163071	01-Jan-11	31-Dec-11	(CUPA) Unified Program Certificate

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PERMIT (Name)	AGENCY (Authority)	PERMIT #	DATE	EXPIRATION	COMMENT
LACSD Lease Agreement	Los Angeles County Sanitation District		25-Jun-93	n/a
Other Operational Permits
Heliport	California Department of Transportation	Imp-3(H)	08-Feb-95	n/a
MSHA Legal ID #	Mine Safety Health Administration	Mine ID # 04-04614	27-Sep-10	n/a	Update if there is a change of safety department authority or ownership
Radio Station Authorization	Federal Communications Commission	Varies	varies	varies	Various expiration dates: 2013, 2014, 2017 & 2019
Septic Permit 6212	Imperial County Public Health Department	Varies			Permit #6212, (3373, 3374, 3323, 3743 old shop areas)
State Lease for Mineral Extraction	California State Lands Commission	PRC 8039.2	01-Oct-12	30-Sep-22	Royalties and annual rental. Lease was renewed and amended 8/14/12. Lease period and royalty scale were amended.
Biological Opinion
Biological Opinion	US Fish & Wildlife Service	1-6-92-F-28	01-Jun-92		Initial consultation
Biological Opinion	US Fish & Wildlife Service	1-6-92-F-22	26-Mar-92		Section 7 Consultation with BLM
Biological Opinion (Minor Modification)	US Fish & Wildlife Service	1-6-92-F-22	06-Jul-92		Raised speed limit to 30 mph on access road
Biological Opinion (Amendment)	US Fish & Wildlife Service	1-6-92-F-22	22-Apr-94		Increased acreage for Vista Leach pad
Biological Opinion	US Fish & Wildlife Service	1-6-92-F-39	07-Jul-98		Mine Exploratory Drilling Project (PCN-98-20004-TCD)
NEPA / CEQA Documentation
Mesquite Mine Expansion Draft EIS/EIR	Imperial County Planning and Building	DRAFT EIR/EIS	08-Aug-00	n/a	Appendix 2 - includes baseline vegetation data
Final Mesquite Expansion EIR-EIS	Imperial County Planning and Building	Final EIR/EIS	Final July-02	n/a	Includes Response to comments

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PERMIT (Name)	AGENCY (Authority)	PERMIT #	DATE	EXPIRATION	COMMENT
Various Plans / Regulations / Ordinances
California Cyanide Management Plan	Bureau of Land Management	n/a	14-May-92	n/a
Mitigation Monitoring and Enforcement Reporting Plan	varies	Final EIR/EIS	x-Feb-02	n/a	From Mesquite Mine Expansion Final EIR/EIS
Imperial County SMARA Ordinance	Imperial County Planning and Building	n/a	2008	n/a	Imperial County, Title9 Division 20: Surface Mining & Reclamation

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21	CAPITAL COST ESTIMATES

21.1	Capital Cost Estimates

21.1.1 Sustaining Capital

Capital costs for the Mesquite Mine in order to meet current reserves production are minimal expenditures to maintain operations. Capital costs totaling $5.93 million over the remaining mine life are forecast.

21.1.2 Capital Cost Summary

The capital costs forecast for the Mesquite Mine to the end of the mine life are shown in Table

21-1.

Table 21-1: LOM Capital Costs

	Units	Life of Mine	2019	2020	2021	2022
Hardware/Software	$ ‘000s	1,462	1,297	95	70	-
Other Equipment	$ ’000s	719	719	-	-	-
Process Equipment	$ ’000s	905	755	150	-	-
Light Vehicles	$ ’000s	840	390	300	150	-
Air Quality Offsets	$ ’000s	2,000	-	-	2,000	-
Total	$ ’000s	5,926	3,162	545	2,220	-

21.2	Operating Cost Estimates

The total operating cost for the Mesquite Mine is $9.97 per ton processed. Operating costs are broken into three primary areas: mining, processing, and G&A.

21.2.1 Mine Operating Costs

The mining cost estimate is based on the reserves pit design and takes into consideration haulage distances, depth of mining, height of leach pad, and expected consumable and maintenance costs. Mine operating costs are based on the 2019 Operating Budget and Forecast. Previous mine costs and the LOM forecast costs are shown in Table 21-2 as the cost per ton of material moved.

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Table 21-2: Mine Operating Costs - $/ton Moved

Area	Units	Actual 2017	Actual 2018	LOM 2019 - 2022
Mining	$/t moved	1.30	1.31	1.58

21.2.2 Process Operating Costs

The process operating costs reflect the historical operating costs with adjustments made for consumables (primarily cyanide, lime, and other reagents and power). This cost is expressed as cost per ton ore processed and is shown in Table 21-3.

Table 21-3: Process Operating Costs - $/t Ore Processed

Area	Units	Actual 2017	Actual 2018	LOM 2019 - 2022
Processing	$/t ore	1.42	1.70	1.87

21.2.3 General and Administrative Operating Costs

G&A operating costs are based on historic operating costs with a forecast for increased labour, benefits, etc. These costs include the site overhead, but not the corporate overhead. The G&A costs are expressed as costs per ton of ore processed and are shown in Table 21-4

Table 21-4: G&A Costs - $/t Ore Processed

Area	Units	Actual 2017	Actual 2018	LOM 2019 - 2022
G & A	$/t ore	0.53	0.62	0.87

21.2.4 Refining Costs

Contracts are in place for refining with charges of a nominal $1.60 per ounce of gold.

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22	ECONOMIC ANALYSIS

The results of the economic analysis represent forward-looking information (cashflows, net present value, production rates, and total metal produced) that is subject to a number of known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those presented here.

22.1	Methodology Used

The economic analysis was performed using conventional discounted cash flow (DCF) analysis. In this method of valuation, all future cash flows are discounted to convert them to a present value. The sum of these present cash flows is the net present value (NPV). The discount rate applied represents the time value of money. For discounting purposes, all cash flows are assumed to occur at the end of the year of occurrence.

As the majority of the capital has been spent at Mesquite Mine, the date of valuation was set to the start of 2019. Capital costs incurred prior to this time are considered sunk but used for depreciation calculations. The mine plan starts on January 1, 2019 using the December 2018 pit- built surface as the starting topography.

The standard economic measures of Internal Rate of Return and Payback Period are, in this particular case, meaningless and not reported as the mine is in operation and as such does not require any upfront capital expenditures.

22.2	Financial Model Parameters

22.2.1 Mineral Resource, Mineral Reserve, and Mine Life

The mine plan, presented in Section 16, features a 3.25-year life, ending in early 2022. The Mineral Reserves presented in Section 15 are the basis for the mine plan. Additional extraction from the leach pad continues after mining is complete.

Inferred resources have been treated as waste.

22.2.2 Metallurgical Recoveries

The metal recoveries are those used in the pit optimization and discussed in Section 15.2.2. They are:

•	Oxide ore = 75%
•	Transition ore = 35%
•	Non-oxide ore = 35%

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22.2.3 Material in Process

Significant ounces remain contained with the heap that WMMI considered to be recoverable. An estimate of the ounces recovered, and the timing of their release has been included in the cashflow model to reflect expected revenue from the operation.

22.2.4 Refining Terms

WMMI has entered into a refining agreement with Asahi Refining. The terms and conditions are consistent with standard industry practices. Refining charges include treatment and transportation.

22.2.5 Metal Prices

The gold price used in all calculations of reserves, and for the base case economic analysis, is

$1,250 per ounce.

22.2.6 Operating Costs

Operating costs are discussed in Section 21.2.

22.2.7 Capital Costs

Capital costs are discussed in Section 21.1

22.2.8 Royalties

WMMI is subject to net smelter royalties (NSR) payable to various royalty holders. For the LOM design, NSR payments average 2.3%.

22.2.9 Working Capital

WMMI is a working entity and as such, maintains sufficient working capital to cover expected operating costs.

22.2.10 Taxes

WMMI is subject to federal and state income taxes, a minerals tax of $5 per ounce, sales and use tax, tax on real and individual property, and employer unemployment insurance contributions.

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22.2.11 Closure Costs and Salvage Value

The current estimate for reclamation of all currently developed and foreseeable mining activities through 2022, is $20.25 million.

At the same time, Equinox Gold currently maintains seven separate bonds totaling a $26.32 million guarantee that proposed and approved reclamation activities will be performed.

The bond amounts exceed the reclamation cost due to several factors, generally related to the assumption for bonding purposes of public administration of the reclamation activities, which add to the physical and contract costs of reclamation and closure. These numbers are developed by a third party and are considered reasonable estimates for an independent party to perform reclamation and closure activities.

22.2.12 Financing

The economic analysis is based on 100% equity financing. No debt is required.

22.2.13 Inflation

Inflation has not been included in the economic analysis.

22.3	Financial Results

The base case results pre-tax, and post-tax are in indicated in Table 22-1. The full cashflow on an annual basis is shown in Table 22-2. Total sustaining capital for the remaining mine life is estimated at US$5.9 million.

For the purposes of the financial analysis, capital costs to 31 December 2018 were considered to be “sunk” capital. NI 43-101F1 requires the payback period be included in this report, however, payback has already occurred given the mines long operating history.

Table 22-1: Pre-Tax and Post-Tax Financial Results

	Units	NPV (5%)
Pre-Tax	US$ million	209.1
Post-Tax	US$ million	203.3

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Table 22-2: Cashflow Summary

Gold Production/Revenue	Units	LOM	2019	2020	2021	2022	2023	2024	2025
Mine Reserve Tonnage
Contained to Pad	Ounces	1,004,392	406,708	136,021	157,186	304,469
Recoverable	Ounces	504,089	185,543	101,952	98,468	118,126
Produced	Ounces	682,803	154,121	111,405	134,756	123,272	63,187	48,707	47,355
Material in Process
Starting Inventory	Ounces		178,714	210,136	200,683	164,395	159,249	96,062	47,355
Recoverable Gold Stacked	Ounces		185,543	101,952	98,468	118,126	-	-	-
Produced/Sold	Ounces		(154,121)	(111,405)	(134,756)	(123,272)	(63,187)	(48,707)	(47,355)
Ending Inventory	Ounces		210,136	200,683	164,395	159,249	96,062	47,355
Gold Price	US$/oz	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250
Gross Gold Revenue	US$ ‘000s	853,504	192,651	139,256	168,445	154,090	78,984	60,884	59,194
Gross Silver Revenue ($18.00/oz)	US$ ‘000s	983	222	160	194	178	91	70	68
Operating Costs
Mining	US$ ‘000s	335,062	101,096	101,171	101,277	31,517
Process	US$ ‘000s	145,793	34,040	33,869	25,579	19,255	11,017	11,017	11,017
G&A	US$ ‘000s	63,750	15,000	15,000	15,000	7,500	3,750	3,750	3,750
Royalties, Refining, Freight	US$ ‘000s	1,091	177	161	170	165	143	137	137
Total Site Operating Costs	US$ ‘000s	545,696	150,313	150,201	142,026	58,437	14,910	14,904	14,904
Capital Costs
Sustaining Capital	US$ ‘000s	5,926	3,162	545	2,220	-	-	-	-
Closure Capital	US$ ‘000s	20,251	396	1,536	3,115	5,631	3,911	1,428	4,234
Total Capital Costs	US$ ‘000s	26,177	3,558	2,081	5,335	5,631	3,911	1,428	4,234
Pre-Tax Net Cashflow	US$ ‘000s	257,865	33,414	(16,904)	16,393	85,731	57,965	42,857	38,409
Taxes	US$ ‘000s	6,224	4,281	200	1	1,741	1	1	1
Post-Tax Net Cashflow	US$ ‘000s	251,641	29,134	(17,104)	16,392	83,990	57,964	42,857	38,408

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22.4	Sensitivity Analysis

Sensitivity analysis was performed on the post-tax base case taking into account ±10% variations in metal prices, ounces recovered, and operating costs. The results are shown in Table 22-3 and shown again graphically in Figure 22-1 for NPV 5%.

The results of the analysis show Mesquite Mine cashflow is most sensitive to gold prices, then ounces recovered (almost identical), followed by operating costs.

Sensitivity analysis to capital expenditures was not conducted as the majority of capital costs have already been spent.

Table 22-3: Sensitivity Analysis - NPV(5%)

	Units	Gold Price	Ounces Recovered	Operating Costs
-20%	US$ million	63.8	61.0	296.9
-10%	US$ million	135.1	131.7	250.8
Base	US$ million	203.3	203.3	203.3
+10%	US$ million	269.4	268.6	155.2
+20%	US$ million	332.7	330.1	107.8

Figure 22-1: Spider Graph of Sensitivity Post Tax NPV(5%)

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23	ADJACENT PROPERTIES

Several properties have been mined within a mineralized belt running between the Chocolate Mountains to the north and the southern slopes of the Cargo Muchacho Mountains to the south. The belt extends from the Mesquite Mine to approximately 20 miles to the southeast. Properties that have been mined include the Picacho Mine and the American Girl Mine. The Imperial Project is located approximately 10 miles to the southeast of the Mesquite Mine.

On a larger scale, the mineralized belt is thought to continue south into Northern Mexico. Fresnillo operates the La Herradura Mine located 250 miles southeast of Mesquite in Northern Mexico.

Information regarding mineralization at adjacent properties is not necessarily indicative of mineralization at the Mesquite Mine.

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24	OTHER RELEVANT DATA AND INFORMATION

There are multiple opportunities to expand the resources at Mesquite Mine being investigated by Mesquite Mine staff and are discussed in this section to provide additional background on the mine. The locations are shown in Figure 24-1 with the mine’s current ranking for drill priority (1=highest, 7 = lowest).

Figure 24-1: Mine Expansion Potential Targets

24.1	Waste Dumps

Mining has started and stopped at various times due to fluctuating gold prices. Initially the mine operated during much lower gold prices which meant the cut-off used to delineate heap material and waste was much higher. This means there is material within the waste dumps that may be above cut-off using the current gold price. A review of historic mines surveyed as built drawings, together with mine production reports, provided guidance for the drill program. Based on the current and historic cut-off grades, drilling is targeting the following potential tonnage to determine if this may be sent to the heap leach:

•	North Rainbow Dump = 2-3 Mt potential target
o	some drilling with the mine production drill has started and results were encouraging and are being followed up with RC drilling for better quality control
•	Vista West 2 250 Dump = 8-10 Mt potential target
o	waste material is pre-1996

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•	VE2 South Dump = 4-6 Mt potential target
o	drilled by Santa Fe Pacific Gold in 1996
o	a total of 18 Mt of waste was placed but 6 Mt has potential to hold mineralization
•	BC Dump = 18-20 Mt potential target
o	material placed during mining 1985 - 1996.
o	there is 40 Mt of waste material in the current BC dump (pre-1996)
o	waste covers 50% of the old dump since 2008
o	approximately 20 Mt of exposed area is available to explore
•	Brownie Dump = 4-5 Mt potential target
o	a total of 18 Mt of waste material was placed in pre-1996 mining

These locations are shown in Figure 24-1.

24.2	Rainbow Pit

The Rainbow pit area was previously mined until a geotechnical instability near Highway 78 forced mining to stop and requiring construction of a buttress below the wall adjacent to the highway. The reserves do not include any material from Rainbow pit, but the resources do contain this material.

A total of 21 million tons of potential heap material grading 0.015 oz/t are within the resource constraining pit shell for a contained total of 326,000 ounces, and 47.5 million tons of waste for an overall strip ratio of 2.25:1. This is only a shell, and not a final design, but shows the potential within the Rainbow pit for advancing proper designs and permitting to commence mining in this area once again. The highway will need to be realigned to accommodate the pit development. This opportunity requires further assessment.

24.3	Reworking of Leach Pads

There are two older leach pads being considered for re-processing. The plan is to drill this area to determine how much gold remains within each, and whether it would be economic to retrieve. The following potential exists:

•	Leach Pad 4
o	20 Mt are currently in place in this leach pad
o	sonic drilling to determine remaining gold
•	Vista Leach Pad
o	sonic drilling in 2007 showed potential for material above current cut-off grade
o	potential 8-9 Mt to be confirmed by drilling

Removal and placement on the current, or on a new leach facility, would allow contained gold (to be determined), to be stacked for additional recovery efforts.

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24.4	Vista Pit Expansion

North and South Vista expansion opportunities have been identified based on the $1500 gold price pit shell. Additional drilling will target potential for mineral expansion to the north of the current highwall and also on the south side to the south of the current highwall.

24.5	Leach Pad Expansion

With the potential for additional material to be leached, Mesquite Mine personnel have started the process of obtaining permits to expand leach pad capacity. This is currently envisaged to be located to the east of the existing Leach Pads 6 and 7. Design of this facility is to be undertaken in conjunction with the permit change request.

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25	INTERPRETATIONS AND CONCLUSIONS

Based on evaluation of the data available from the Mesquite Mine operation, the authors of this technical report have drawn the following conclusions:

•	As of the effective date of this Technical Report (December 31, 2018), Equinox Gold holds a 100% interest in WMMI.
•	The Mesquite Mine deposit forms relatively continuous zones of disseminated gold mineralization associated with a sequence of favorable structural zones.
•	The Mesquite Mine has combined oxide, transition, and sulphide type material in Measured plus Indicated mineral resources, inclusive of mineral reserves, estimated to be 206 M tons at an average grade of 0.014 opt gold, for a total of 2.9 M ounces of contained gold, plus an additional 18 M tons of mineral resources in the Inferred category at an average grade of 0.011 opt gold, containing 196 koz of contained gold.
•	There are no known factors related to metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, or political issues which could materially affect the mineral resource or mineral reserve estimates.
•	The eastern extent of the mineral resource, referred to as the Rainbow Area, encroaches on an existing public roadway and the extraction of the full resource in this area would require moving the existing roadway. There are no known reasons that full access to the resource in this area could be achieved in the future.
•	It is the QP’s opinion the metallurgical recoveries used in this Technical Report are to a level sufficient to support Mineral Reserves declaration.
•	The existing and planned infrastructure, availability of staff, existing power, water and any planned modifications or the requirements to establish such, are understood by Mesquite Mines. Expansion of the heap leach facilities is one example of work to expand capacity currently underway.
•	Estimations of mineral reserves for the Project conform to industry best practices and meet the requirements of CIM (2014). Reviews of the environmental, permitting, legal, title, taxation, socio-economic, marketing, and political factors, and constraints for the operation support the declaration of Mineral Reserves using the set of assumptions outlined.
•	The mine plans are appropriate for the style of mineralization.
•	Geotechnical concerns affecting wall slopes are well understood and that knowledge is being expanded with additional study/drilling planned in the coming years.
•	Further optimization of the mine plan is underway to investigate opportunities to bring ounces forward in the schedule and reduce mine operating costs.
•	Exploration potential exists for expanding the mine life in the Rainbow pit area and re- examination of the past waste dumps. This work is ongoing.
•	The economic analysis is positive under the set of assumptions used.

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26	RECOMMENDATIONS

26.1	Geotechnical

•	complete the detailed geotechnical work proposed by the consultant for the Brownie pit area; this includes the geotechnical drilling in the north end of the pit
•	continue monitoring of current slopes of the pit and waste dumps as mining progresses and adjusting per any updated geotechnical criteria

26.2	Process and Metallurgy

The following items are recommended for the processing and metallurgical areas of the Mesquite

Mine.

26.2.1	Laboratory

The following items should be examined in more detail:

•	track silver in the process - including tracking silver in the mine assays
•	improve the analytical methods currently in use by implementation of ICP
•	complete a detection limit study to determine actual capability of the laboratory
•	implement results of the sampling and lab review underway at the time of this report

26.2.2	Metallurgy

The metallurgical recommendations are:

•	column test work improvements such as:
o	examine different ore type
o	test various lift heights to maximize recovery
o	investigate the application rate to determine if appropriate or requires changing
•	develop a Geomet model to assist in recovery estimations
•	examine relationship for lime dosage requirements and rock types
•	drill and sample “spent” heaps

26.2.3	Heap Leaching

•	develop long term stacking plan
•	examine placement height versus recovery

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•	develop solution management plan
o	reduce flow
o	increase area
o	reduced cyanide consumption
•	continue study work on non-oxide material to accurately assess its impact in future mining

26.3	Mineral Resources

The following recommendations are made from a Mineral Resource perspective:

•	incorporate ratios of cyanide soluble gold grades verses fire assay (total) gold grade into the resource block model to provide better projections of heap leach recoveries in defining oxide, transitional and sulphide mineral resources
•	continue to investigate means of improving ore/waste selection during mining
•	Undertake a detailed mapping campaign in order to better understand the influence that structural controls have over the distribution of mineralization (US$20,000).
•	additional drilling (7,500 m) is recommended to further assess the extent of remaining oxide material; the budget for this work is estimated at US$1,500,000
•	additional drill testing of selected abandoned leach pads and waste dumps (7,500 m) is recommended; the budget for this work is estimated at US$1,500,000

26.4	Mine Planning

The following actions are recommended from a mine planning and reserves perspective:

•	continued examination of mine sequence to bring ounces forward in the mine plan.
•	examine including Rainbow pit into the current mine plan:
o	work with environmental department on drilling permit
o	assist environmental department on relocation of highway to make Rainbow pit available for mine planning
•	examine the impact of drilling underway in old waste dumps:
o	as the information from the waste dump drilling program becomes available, prepare various mine plan scenarios that incorporate that material to determine potential increases in the mine overall economics
o	examine and determine what portion of the mine dump material may be brought into reserves
•	continue the investigation into reconciliation of the Resource block model

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27	REFERENCES

Bechtel Civil and Minerals, 1984: Mesquite Project Feasibility Study, prepared for Gold Fields

Operating Co.

BGC Engineering Inc., 2013(a): Annual Geotechnical Review, prepared for New Gold Inc., September 18, 2013.

BGC Engineering, Inc., 2013(b): Rainbow Pit - East Wall Stability and Impact on Highway 78, prepared for New Gold Inc., September 20, 2013.

Crowe, B. M., 1978, Cenozoic Volcanic Geology and Probable Age of Inception of Basin-Range Faulting in the Southeasternmost Chocolate Mountains, California, Geologic Society of America Bulletin, vol. 89, p,251-264.

Della Libera, M., et al., 2011: Mesquite Sulfide Project, 2010 Annual Report, February 28, 2011.

Engineering Analytics, Inc., 2009: Stope Stability Analyses of the East Rainbow Pit Expansion, March 2009.

Haxel, G.B., and Dillon, J.T., 1978: The Pelona-Orocopia Schist and the Vincent-Chocolate Mountain Thrust System, Southern California, in D.G. Howell and K.A. MacDougall, Mesozoic Paleogeography of the Western United States, SEPM Pacific Coast Paleogeography Symposium 2, pp. 453-469.

Haxel, G. B. and Grubensky, M. J., 1984, Tectonic Significance of Localization of Middle Tertiary Detachments Faults Along Mesozoic and Early Tertiary Thrust Faults, Southern Arizona Region, Geologic Society of America Abstracts with Programs, Vol. 16, No. 6, p. 533.

Independent Mining Consultants Inc., 2009: Mineral Resources and Mineral Reserves

Verification, Letter Report, March 30, 2009.

Independent Mining Consultants Inc., 2006: Mesquite Gold Project Imperial County, California, USA, Technical Report, May 26, 2006.

Longton, C.M., 2011: Internal memo regarding interpretation of lithology in Mesquite Mine, May 11, 2011.

Longton, C.M., 2011: Internal memo regarding “Mesquite Geology” , February 4, 2011.

Mine Development Associates, 2004: Technical Report on the Mesquite Mine Project, Imperial

County, California, USA, December 22, 2004.

Manske, S.L., 1991: Epithermal Gold Mineralization in Gneissic Rocks of the Mesquite District, Imperial County, California, Ph.D. Dissertation at Stanford University.

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Micon International Limited, 2006: Technical Report on the Mesquite Mine Expansion, Feasibility Study, Imperial County, California, by R.M. Gowans and M.G. Hester, prepared for Western Goldfields, Inc., August 6, 2006.

Nicklaus Engineering Inc., 2013: Geotechnical Design Report State Highway 78 Repair at

Mesquite Mine, prepared for New Gold Inc., July 26, 2013.

RPA, 2014: Technical Report on the Mesquite Mine, Brawley, California, USA, by R.J. Lambert, W.W. Valliant and K. Altman, prepared for New Gold Inc., February 28, 2014.

Scott Wilson RPA, 2010: Technical Report on the Mesquite Mine, Brawley, California, USA, by

R.J. Lambert, W.W. Valliant and H. Krutzelmann, prepared for New Gold Inc., February 26,

2010.

Smith et al., 1999: Regional Geology, Internal Report to Newmont Mining Corporation.

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28	CERTIFICATE OF AUTHORS

28.1	Bruce M. Davis, FAusIMM

I, Bruce M. Davis, FAusIMM am employed as a Geostatistician with BD Resource Consulting, Inc (BDRC). located at 4253 Cheyenne Drive, Larkspur, Colorado, USA. This certificate applies to the technical report titled Technical Report on the Mesquite Gold Mine, Imperial County, California, U.S.A. (the “Technical Report”) dated March 18, 2018 and I hereby certify the following:

•	I am a fellow in good standing of the Australasian Institute of Mining and Metallurgy, membership #211185.
•	I graduated from the University of Wyoming in 1978 with a Doctor of Philosophy degree.
•	I have practiced my profession continuously for forty years since graduation.
•	I have been directly involved in mineral resource and reserve estimations and feasibility studies on numerous underground and open pit base metal and gold deposits in Canada, the United States, Central and South America, Europe, Asia, Africa and Australia. As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43-101.
•	I visited the Mesquite Mine on November 13, 2018.
•	I am responsible for Sections 4 to 12 and portions of Sections 4, 5, 6, 7, 8, 9, 10, 11 and 12, and those portions of the Summary, Interpretations and Conclusions, and Recommendations that pertain to those sections of the Technical Report.
•	I am independent of Equinox Gold as described by Section 1.5 of the instrument.
•	I have previous involvement with the property starting in 1991 and including resource estimation for the previous operator, New Gold, from 2013 to 2018.
•	I have read NI 43-101 and the Technical Report sections for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I am responsible for, contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Signed and dated at Colorado, USA on March 18, 2019.

“electronic signature”
Bruce M. Davis, FAusIMM

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28.2	Nathan Earl Robison, PE

I, Nathan Earl Robison, PE am employed as a Principal Engineer with Robison Engineering Company, Inc located at 846 Victorian Avenue, Suite 20, Sparks, NV 89511, US. This certificate applies to the technical report titled Technical Report on the Mesquite Gold Mine, Imperial County, California, U.S.A.(the “Technical Report”) dated March 18, 2019 and I hereby certify the following:

•	I am a member in good standing of the California Board for Professional Engineers and Land Surveyors, Membership #C 64888.
•	I graduated from the University of Nevada, Reno in 1999.
•	I have practiced my profession continuously for 19 years since graduation.
•	I have been directly involved in mine reclamation planning, permitting, mapping, and management of both unpatented and fee simple mineral rights. As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43-101.
•	I visited the Mesquite Mine on approximately 50 occasions to date, most recently in August 2018.
•	I am responsible for Section 20 and portions of the Sections 20 and those portions of the Summary, Interpretations and Conclusions, and Recommendations that pertain to that section.
•	I am independent of Western Mesquite Mines, Inc. as described by Section 1.5 of the instrument.
•	I have been involved with all environmental, permitting, mapping and mine planning aspects of the Mesquite Mine since reopening in 2007.
•	I have read NI 43-101 and the Technical Report sections for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I am responsible for, contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Signed and dated at Nevada, USA on March 18, 2019.

“electronic signature”

Nathan Earl Robison, PE

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28.3	Robert Sim, P.Geo.

I, Robert Sim, P.Geo, do hereby certify that:

1.	I am an independent consultant of SIM Geological Inc. (SGI) and have an address at 508-1950 Robson Street, Vancouver, British Columbia, Canada V6G 1E8.
2.	I graduated from Lakehead University with an Honours Bachelor of Science (Geology) in 1984.
3.	I am a member, in good standing, of Engineers and Geoscientists British Columbia, License Number 24076.
4.	I have practiced my profession continuously for 35 years and have been involved in mineral exploration, mine site geology and operations, mineral resource and reserve estimations and feasibility studies on numerous underground and open pit base metal and gold deposits in Canada, the United States, Central and South America, Europe, Asia, Africa and Australia.
5.	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.
6.	I am responsible for the preparation of Sections 14 and those portions of the Summary, Interpretations and Conclusions and Recommendations that pertain to that sections of the report titled Technical Report on the Mesquite Gold Mine, Imperial County, California, U.S.A. (the “Technical Report”). dated March 18, 2019
7.	I visited the Mesquite Mine site from April 8 to 9, 2015.
8.	I am independent of Equinox Gold applying all of the tests in Section 1.5 of NI 43-101.
9.	I have had prior involvement with the property that is the subject of the Technical Report. I have been responsible for the generation of mineral resource estimates for the Mesquite Mine on behalf of the previous owner of the property, New Gold Inc., from 2013 to 2018.

10. I have read NI 43-101, Form 43-101F1 and the Technical Report and confirm the Technical Report has been prepared in compliance with that instrument and form.

11. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed March 18, 2019.

“electronic signature”

Robert Sim, P.Geo.

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28.4	Jefferey L. Woods, SME MMAS

I, Jeffrey L. Woods SME MMAS, am employed as a Principle Consulting Metallurgist with Woods Process Services LLC located at 3191 Quitman St., Denver CO 90212. This certificate applies to the technical report titled Technical Report on the Mesquite Gold Mine, Imperial County, California, U.S.A.(the “Technical Report”). dated March 18, 2019.

•	I am a member in good standing of Society for Mining, Metallurgy and Exploration, membership #4018591.
•	I graduated from the Mackay School of Mines, University of Nevada, Reno, Nevada, U.S.A., in 1988 with a B.S. in Metallurgical Engineering.
•	I have practiced my profession continuously for 31years since graduation.
•	I have been directly involved in international mine operations, technical services, project development and consulting for various commodities, metals, deposits and processes. As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43-101.
•	I visited the Mesquite Mine between October 30 and November 1, 2018.
•	I am responsible for Sections 13 and 17 and those portions of the Summary, Interpretations and Conclusions and Recommendations that pertain to those sections.
•	I am independent of Equinox Gold as described by Section 1.5 of the instrument.
•	I have had previous involvement with the Mesquite Mine for Western Goldfields in 2002 as a consultant.
•	I have read NI 43-101 and the Technical Report sections for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I am responsible for, contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Signed and dated at Colorado, USA this March 18, 2019.
“electronic signature”

Jeffery L. Woods, SME MMAS

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28.5	Gordon Zurowski, P.Eng.

I, Gordon Zurowski, P.Eng. am employed as a Principal Mine Engineer with AGP Mining Consultants Inc. (AGP) located at #246-132K Commerce Park Drive, Barrie ON Canada. This certificate applies to the technical report titled Technical Report on the Mesquite Gold Mine, Imperial County, California, U.S.A. (the “Technical Report”) dated March 18, 2019 and I hereby certify the following:

•	I am a member in good standing with the Professional Engineers of Ontario (PEO) in Canada, membership #100077750.
•	I graduated from the University of Saskatchewan with a B.Sc. Geological Engineering, 1989.
•	I have practiced my profession continuously for thirty years since graduation.
•	I have been directly involved in mineral resource and reserve estimations and feasibility studies for over 25 years in Canada, the United States, Central and South America, Europe, Asia, Africa and Australia. As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43-101.
•	I visited the Mesquite Mine on October 29 to November 2, 2018.
•	I am responsible for Sections 2, 3, 15, 16, 18, 19, 21, 22, 23, 24, and those portions of the Summary, Interpretations and Conclusions and Recommendations that pertain to those sections.
•	I am independent of Equinox Gold as described by Section 1.5 of the instrument.
•	I have had no previous involvement with the Mesquite Mine project.
•	I have read NI 43-101 and the Technical Report sections for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I am responsible for, contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Signed and dated at Stouffville ON, on March 18, 2019.
“electronic signature”

Gordon Zurowski, P.Eng.

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